UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the fiscal year ended December 31, 2022

                                        OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the transition period from   to

                   Commission file number: 001-35424

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HOMESTREET, INC.

(Exact name of registrant as specified in its charter)

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Washington	**91-0186600**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (206) 623-3050

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**HMST**	**Nasdaq Stock Market LLC**

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") and the documents incorporated by reference contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Generally, forward-looking statements include the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" and similar expressions (or the negative of these terms). Such statements involve inherent risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond control of HomeStreet Inc. (the "Company"). Forward-looking statements are based on the Company's expectations at the time such statements are made and speak only as of the date made. The Company does not assume any obligation or undertake to update any forward-looking statements after the date of this release as a result of new information, future events or developments, except as required by federal securities or other applicable laws, although the Company may do so from time to time. The Company does not endorse any projections regarding future performance that may be made by third parties. For all forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Reform Act.

We caution readers that actual results may differ materially from those expressed in or implied by the Company's forward-looking statements. Rather, more important factors could affect the Company's future results, including but not limited to the following: (1) changes in the U.S. and global economies, including business disruptions, reductions in employment, inflationary pressures and an increase in business failures, specifically among our customers; (2) changes in the interest rate environment may reduce interest margins; (3) changes in deposit flows, loan demand or real estate values may adversely affect the business of our primary subsidiary, HomeStreet Bank (the "Bank"), through which substantially all of our operations are carried out; (4) there may be increases in competitive pressure among financial institutions or from non-financial institutions; (5) our ability to attract and retain key members of our senior management team; (6) the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control; (7) our ability to control operating costs and expenses; (8) our credit quality and the effect of credit quality on our credit losses expense and allowance for credit losses; (9) the adequacy of our allowance for credit losses; (10) changes in accounting principles, policies or guidelines may cause our financial condition to be perceived or interpreted differently; (11) legislative or regulatory changes that may adversely affect our business or financial condition, including, without limitation, changes in corporate and/or individual income tax laws and policies, changes in privacy laws, and changes in regulatory capital or other rules, and the availability of resources to address or respond to such changes; (12) general economic conditions, either nationally or locally in some or all areas in which we conduct business, or conditions in the securities markets or banking industry, may be less favorable than what we currently anticipate; (13) challenges our customers may face in meeting current underwriting standards may adversely impact all or a substantial portion of the value of our rate-lock loan activity we recognize; (14) technological changes may be more difficult or expensive than what we anticipate; (15) a failure in or breach of our operational or security systems or information technology infrastructure, or those of our third-party providers and vendors, including due to cyber-attacks; (16) success or consummation of new business initiatives may be more difficult or expensive than what we anticipate; (17) our ability to grow efficiently both organically and through acquisitions and to manage our growth and integration costs; (18) the continued impact of COVID-19 on our business, employees and our ability to provide services to our customers and respond to their needs as more cases of COVID-19 may arise in our primary markets (19) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; (20) litigation, investigations or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than what we anticipate; (21) our ability to obtain regulatory approvals or non-objection to take various capital actions, including the payment of dividends by us or the Bank, or repurchases of our common stock; and (22) the consummation of our transaction to purchase three branches in southern California. A discussion of the factors, risks and uncertainties that could affect our financial results, business goals and operational and financial objectives cited in this release, other releases, public statements and/or filings with the Securities and Exchange Commission ("SEC") is also contained in the "Risk Factors" sections of this Forms 10-K. We strongly recommend readers review those disclosures in conjunction with the discussions herein.

All future written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. New risks and uncertainties arise from time to time, and factors that the Company currently deems immaterial may become material, and it is impossible for the Company to predict these events or how they may affect the Company.

ITEM 1.   **BUSINESS**

Unless we state otherwise or the context otherwise requires, references in this Annual Report on Form 10-K to "we," "our," and "us" refer to HomeStreet, Inc., a Washington corporation, ("HomeStreet," or the "Company,") and its consolidated subsidiaries, HomeStreet Bank (the "Bank") and HomeStreet Capital Corporation.

Overview

We are a diversified financial services company with offices in Washington, Oregon, California, Hawaii, Utah and Idaho serving customers throughout the western United States. We were founded in 1921 and are headquartered in Seattle, Washington. We provide commercial banking products and services to small and medium sized businesses, real estate investors and professional firms and consumer banking products and services to individuals. As of December 31, 2022, we had $9.4 billion of total assets, $7.4 billion of loans and $7.5 billion of deposits.

With the exception of the updates provided below, the information required under Part I. Item 1. – "Business" is incorporated by reference to Part I, Item 1, "Business" in our Annual Report on Form 10-K for the years ended December 31, 2021 and 2020.

Human Capital Management

Employee Headcount

As of December 31, 2022, the Company employed 937 employees across our geographic footprint; 94% were full-time; 6% part-time. Our employee turnover rate was 28% during the year ended December 31, 2022, with a voluntary turnover rate of 21%.

Company Culture

As a financial institution, HomeStreet Bank holds a valued position in the community, among its customers and employees, and with its regulators. Since 1921, the Company has earned the trust of customers, employees and regulators through its effective management and deep community involvement thereby developing a reputation for reliability, fairness, honesty and integrity. Our reputation is directly tied to the individual decisions, actions and sense of business ethics of each and every one of our employees. We believe a high level of trust gives us a competitive advantage in an environment that is increasingly sensitive to business ethics. It is our belief that employees and customers are attracted to work for, and do business with, a company that prides itself on maintaining the highest ethical standards. For all these reasons, a commitment to fairness, honesty, integrity and community service are core values of the Company.

As part of our commitment to our core values, HomeStreet's Culture Committee, which is made up of employees from a variety of ethnic backgrounds, job functions and titles, holds regular meetings. The Culture Committee has identified five key pillars built on specific behaviors that bring our values to life: a focus on customers, collaboration as one team, delivering excellence, embodying a spirit to serve the communities that we are in and being engaged in our work in a manner that we describe as "All In." In 2022, the Culture Committee met regularly to discuss ways to promote our inclusive work environment and support our recruiting efforts to extend outreach to historically marginalized groups such as biracial and people of color, veterans and individuals with disabilities. Our Employee Resource Groups also met regularly, allowing for collaborative environments where employees can freely discuss social issues they or others may be dealing with and ways to better extend a culture of inclusion throughout our organization.

Diversity, Equity and Inclusion

HomeStreet values diversity, equity and inclusion principles and is an equal opportunity employer, committed to a diverse workplace with employees from a wide range of backgrounds and individual characteristics: race, ethnicity, sex, gender, sexual orientation or identity, disability, religion, age, national origin, military or veteran status, marital status, religion, use of service animal, or other characteristics. Diversity also includes differences in backgrounds, experiences, perspectives, thoughts, interests and ideas. As a result of our diverse Company, we believe that our employees will have greater job satisfaction, higher levels of trust and better engagement, which in turn translates to happier and more engaged employees with a greater capacity for customer service and a deeper connection to our strategic plan, ultimately providing greater value to shareholders over the long term. HomeStreet works hard to ensure that our employees are given opportunities to be valued, heard, engaged and involved at work and have meaningful opportunities to collaborate, contribute, and grow in their careers. HomeStreet focuses on recruiting, retaining and promoting employees from diverse backgrounds and who are representative of the people in the communities we serve. By doing so, we believe we are better able to serve our customers and understand their financial needs and goals. HomeStreet's Culture Committee helps management identify ways to increase and promote opportunities for our employees. The Culture Committee works with management to identify and promote practices that will help us achieve a more diverse and inclusive workplace. We also promote policies and practices to combat harassment, discrimination, retaliation, or disrespectful or other unprofessional conduct based on an individual's identity, including sex, gender, sexual orientation, race, religion, color, ancestry, physical disability, mental disability, age, marital status and other protected classifications.

Compensation of Employees

As part of our goal of providing high-quality banking and financial services to our customers while creating a positive impact in the local communities in which we do business, we designed our compensation program with the intention of attracting and retaining well-qualified employees. We use a mix of base salary, cash-based short-term incentive plans and defined contributions to our 401(k) plan for participating employees to incentivize our employees and we offer equity-based long-term incentive compensation for members of the management team who are senior vice presidents and above. Employee performance is considered, evaluated and discussed through quarterly performance check-ins between managers and their direct reports, and employees eligible for short-term annual incentives also have annual performance reviews. Our non-exempt employees are paid hourly wages (including overtime rates) along with defined contributions to our 401(k) plan for participating employees.

We also offer a variety of group benefit programs designed to provide our employees with health and wellness benefits, financial benefits in the event of planned or unplanned expenses, or losses relating to illness, disability or death; programs and benefits to help plan for retirement; and programs to deal with job-related or personal problems.

Employee Training and Development

As part of our employee development program, we provide a variety of training and educational opportunities to help our employees stay current on regulatory compliance issues and develop their professional skills. We use an online learning management system to create, assign and track compliance and professional development learning programs across many topical areas such as banking, mortgage and regulatory education, technology training, public speaking and proactive communication, development of strong customer relationships, leadership and customer service skills.

Employee Safety and Support; Response to COVID-19

Employee safety is a priority, and we promote workplace safety in many ways. As the COVID-19 pandemic ebbs and flows, we continue to keep the safety of our employees as one of our key priorities. In 2022, our practice of providing any employee paid time off to isolate, treat and recover from COVID-19 exposure supported all employees and provided 6,890 paid hours of time off to employees, without requiring them to use their own sick time.

HomeStreet has been able to sustain a blended in-person, hybrid, and remote work model for employees whose positions are not dependent on being customer-facing. Employees are encouraged to wear masks in the workplace if they prefer to do so. Through 2022, our crisis management team continued to meet regularly and as the COVID-19 pandemic has evolved through increase and subsidence, we continue to have employees report all positive COVID cases to our Human Resources department to ensure we are prepared should an outbreak occur at any one of our branches or offices.

Employee Community Involvement

HomeStreet supports the active involvement of our employees in supporting their communities. Employees who donate blood receive one paid day off from work for each donation. Additionally, employees are given time off to volunteer for community organizations, and where employees make a substantial commitment of time to a particular organization, HomeStreet offers an additional financial contribution to those organizations in recognition of the commitment of our employees. We also create active partnerships with hundreds of local organizations, and our employees provide leadership, educational support, hands-on service, expertise and financial support to those organizations. We focus primarily on organizations within the scope of the Community Reinvestment Act ("CRA") that provide support for housing, basic needs and economic development for those of low and moderate income. Our senior management also helps to educate our employees on the importance of our community responsibility focus and strategies.

Environmental, Social, and Governance Matters

In 2022, we split the Human Resources and Corporate Governance Committee (the "HRCG Committee") of the Board into two separate committees: the Compensation Committee and the Nominating and Governance Committee (the "NGC"). The purpose and scope of the new NGC include oversight of our human capital management ("HCM") and environmental, social, and governance ("ESG") programs, policies and practices. The NGC's specific duties and responsibilities in this regard include monitoring and evaluating the Company's programs, policies and practices relating to ESG issues and making recommendations to the Board of Directors regarding the Company's overall strategy with respect to ESG matters. In addition, in 2021, we established an ESG Management Steering Committee comprised of senior management members and included ESG as part of our strategic planning process, and this work on developing HomeStreet's ESG policy and priorities has continued through 2022. The purpose of the ESG Management Steering Committee is to assist the NGC in fulfilling its oversight responsibilities with respect to ESG matters. In 2023, HomeStreet will be publishing its first ESG Report to highlight the Company's current and projected ESG programs and activities.

Locations

We operate 58 full service bank branches in Washington, in Northern and Southern California, in the Portland, Oregon area and in Hawaii, as well as four primary stand-alone commercial lending centers located in Oregon, Southern California, Idaho and Utah.

Regulation and Supervision of HomeStreet Bank

Restrictions Applicable to Bank Holding Companies

Federal law generally prohibits, except with the prior approval of the Federal Reserve (or pursuant to certain exceptions):

- for any action to be taken that causes any company to become a bank holding company;
- for any action to be taken that causes a bank to become a subsidiary of a bank holding company;
- for any bank holding company to acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, such company will directly or indirectly own or control more than 5 per centum of the voting shares of such bank;
- for any bank holding company or subsidiary thereof, other than a bank, to acquire all or substantially all of the assets of a bank; or
- for any bank holding company to merge or consolidate with any other bank holding company.

In evaluating applications by holding companies to acquire depository institutions or holding companies, the Federal Reserve must consider the financial and managerial resources and future prospects of the company and the institutions involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors. In addition, nonbank acquisitions by a bank holding company are generally limited to the acquisition of up to 5% of the outstanding share of any class of voting securities of a company unless the Federal Reserve has previously determined that the nonbank activities are closely related to banking or prior approval is obtained from the Federal Reserve.

Insurance of Deposit Accounts and Regulation by the FDIC

The FDIC is the Bank's principal federal bank regulator. As such, the FDIC is authorized to conduct examinations of, and to require reporting by the Bank. The FDIC may prohibit the Bank from engaging in any activity determined by law, regulation or order to pose a serious risk to the institution, and may take a variety of enforcement actions in the event the Bank violates a law, regulation or order or engages in an unsafe or unsound practice or under certain other circumstances. The FDIC also has the authority to appoint itself as receiver of the Bank or to terminate the Bank's deposit insurance if it were to determine that the Bank has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

The Bank is a member of the Deposit Insurance Fund ("DIF") administered by the FDIC, which insures customer deposit accounts. The amount of federal deposit insurance coverage is $250,000, per depositor, for each account ownership category at each depository institution. The $250,000 amount is subject to periodic adjustments. In order to maintain the DIF, member institutions, such as the Bank, are assessed insurance premiums which are now based on an insured institution's average consolidated assets less tangible equity capital.

Each institution is provided an assessment rate, which is generally based on the risk that the institution presents to the DIF. Institutions with less than $10 billion in assets generally had an assessment rate that can range from 1.5 to 30 basis points from July 2016 through December 2022. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 basis points, beginning the first quarterly assessment period of 2023. In addition, the FDIC in 2020 adopted a rule to mitigate the effect on deposit insurance assessments resulting from a bank's participation in certain programs adopted as a result of the coronavirus pandemic. In the future, if the reserve ratio reaches certain levels, these assessment rates will generally be lowered.

Consumer Protection Laws and Regulations

The Bank and its affiliates are subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While this list is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Secure and Fair Enforcement in Mortgage Licensing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members' Civil Relief Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil money penalties, civil liability, criminal penalties, punitive damages and the loss of certain contractual rights. The Bank has a compliance governance structure in place to help ensure its compliance with these requirements.

The Bank is subject to a variety of provisions related to consumer mortgage including: (1) a requirement that lenders make a determination that at the time a residential mortgage loan is consummated the consumer has a reasonable ability to repay the loan and related costs, (2) a ban on loan originator compensation based on the interest rate or other terms of the loan (other than the amount of the principal), (3) a ban on prepayment penalties for certain types of loans, (4) bans on arbitration provisions in mortgage loans and (5) requirements for enhanced disclosures in connection with the making of a loan. The Bank is also subject to mortgage loan application data collection and reporting requirements under the Home Mortgage Disclosure Act and a variety of requirements related to its mortgage loan servicing activities.

The Consumer Financial Protection Bureau ("CFPB") is an independent bureau that is responsible for regulating consumer financial products and services under federal consumer financial laws. The CFPB has broad rulemaking authority with respect to these laws and exclusive examination and primary enforcement authority regarding such laws with respect to banks with assets of more than $10 billion.

The Federal Reserve has regulations limiting the amount of debit interchange fees that large bank issuers may charge or receive on their debit card transactions. There is an exemption from the rules for issuers with assets of less than $10 billion.

Where You Can Obtain Additional Information

We file annual, quarterly, current and other reports with the Securities and Exchange Commission (the "SEC"). We make available free of charge on or through our website *http://www.homestreet.com* all of these reports (and all amendments thereto), as soon as reasonably practicable after we file these materials with the SEC. Please note that the contents of our website do not constitute a part of our reports, and those contents are not incorporated by reference into this Form 10-K or any of our other securities filings. The SEC's website, www.sec.gov, contains reports, proxy and information statements, and other information that we file or furnish electronically with the SEC.

ITEM 1A   RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

<u>**Risk Related to Market Factors**</u>

Changes to monetary policy by the Federal Reserve have and could further adversely impact our results of operations.

The Federal Reserve is responsible for regulating the supply of money in the United States, including open market operations used to stabilize prices in times of economic stress, as well as setting monetary policies. These activities strongly influence our rate of return on certain investments, our hedge effectiveness for mortgage servicing and our mortgage origination pipeline, as well as our costs of funds for lending and investing, all of which may adversely impact our liquidity, results of operations, financial condition and capital position.

Changes in market factors beyond our control, including fluctuation in interest rates, have and could further adversely impact our profitability and financial results.

Market factors outside of our control, including changing interest rate environments, regulatory decisions, increased competition, changes in the yield curve, consumer confidence, rates of unemployment and other forces of market volatility, can have a significant impact on our results of operations, financial condition and capital positions.

Our earnings are dependent on the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in interest rates impact the rates earned on loans and investment securities and the rates paid on deposits and borrowings and may negatively impact our ability to attract deposits, make loans, and achieve satisfactory interest rate spreads. In addition, changes to market interest rates may impact the demand for loans, levels of deposits and investments and the credit quality of existing loans. These rate changes have and may further adversely impact our liquidity, financial condition, results of operations and capital position.

The rate of prepayment of loans, which is impacted by changes in interest rates and general economic conditions, among other things, impacts the value of our MSRs. We actively hedge this risk with financial derivative instruments to mitigate losses, but changes in interest rates can be difficult to predict and changes in our hedging instruments may not correlate with changes in the values of our MSRs and LHFS.

In addition to overall fluctuations in interest rates, asymmetrical changes in interest rates, for example a greater increase in short term rates than in long term rates, could adversely impact our net interest income because our liabilities tend to be more sensitive to short term rates while our assets tend to be more sensitive to long term rates. In addition, it may take longer for our assets to reprice to adjust to a new rate environment because fixed rate loans do not fluctuate with interest rate changes and adjustable rate loans often have a specified initial fixed rate period before reset. As a result, a flattening or an inversion of the yield curve is likely to have a negative impact on our net interest income.

Our securities portfolio also includes securities whose value is sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of shareholders' equity until realized upon sale. Interest rate fluctuations may impact the value of these securities and as a result, shareholders' equity, and may cause material fluctuations from quarter to quarter. Failure to hold our securities until maturity or until market conditions are favorable for a sale could adversely affect our operating results, financial condition and capital position.

Inflation could negatively impact our business and profitability.

Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expenses related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer and clients purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses.

The financial services industry is highly competitive, and as a result, our business, results of operations, financial condition and capital position may be adversely affected.

We face pricing competition for loans and deposits, both in pricing and products, as well as in customer service and convenience. Our most direct competition comes from other banks, credit unions, mortgage banking companies and finance companies, and more recently has also come from companies that rely heavily on technology to provide financial services, are moving to provide cryptocurrency products and offerings, and often target a younger customer demographic. The significant competition in attracting and retaining deposits and making loans, as well as in providing other financial services, throughout our market area may impact future earnings and growth. Our success depends, in part, on the ability to adapt products and services to evolving industry standards and customer preferences and trends and provide consistent customer service while keeping costs in line. We sometimes experience increasing pressure to provide products and services at lower prices, which could reduce net interest income and noninterest income from fee-based products and services. New technology-driven products and services are often introduced and adopted, including innovative ways that customers can make payments, access products and manage accounts. We could be required to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services or those new products may not achieve market acceptance. In addition, advances in technology such as telephone, text and online banking, e-commerce and self-service automatic teller machines and other equipment, as well as changing customer preferences to access our products and services through digital channels, could decrease the value of our branch network and other assets. As a result of these competitive pressures, our business, financial condition, results of operations and capital position may be adversely affected.

Uncertainty relating to the phasing out of London Interbank Offered Rate ("LIBOR") may adversely affect our business, financial condition and results of operations.

LIBOR is scheduled to be discontinued in June 2023. While we no longer originate loans indexed to LIBOR, trailing risk still exists for those loans that were originated prior to December 31, 2021. We will need to transition LIBOR-based loans originated prior to December 31, 2021 to a new index prior to June 2023. Our attempt to educate borrowers regarding the need to transition from LIBOR, including borrowers with loans that do not have adequate fallback language, may fail if borrowers do not comprehend the need for the change, are unresponsive to our efforts to communicate or claim a lack of transparency in the transition process. In addition, LIBOR-based rates, at the time of transition, may be lower than the alternative indices, resulting in an increase in rates to the borrower. Once LIBOR rates are no longer available, we may be subject to disputes or litigation with customers and creditors over the appropriateness or the comparability to LIBOR of the alternative indices, which could have an adverse effect on our financial condition, results of operations and capital position.

The implementation of alternative indices may require us to significantly enhance, modify, upgrade, convert or outsource our software, IT and other tools, systems, controls, operational processes, procedures and risk or valuation models associated with the transition to a new reference rate. This transition could be costly, require significant resources and increase the risk of error in implementation. In addition, the use of an alternative index may result in lower interest income if the index rate is lower than what a comparable LIBOR rate would have been. Each of these factors could have an adverse effect on our results of operations, financial condition and capital position.

The alternative index selected by the agencies, Fannie Mae ("FNMA"), Federal Home Loan Mortgage Corporation ("FHMLC"), and Ginnie Mae ("GNMA"), for loans originated prior to September 30, 2020 may result in significant implementation costs for our portfolio of loans serviced for others. The alternative index selected by the Trustee of our trust preferred debt may result in higher borrowing costs.

The implementation and use of the Secured Overnight Financing Rate ("SOFR") as an index replacement for LIBOR may adversely impact our net interest income and create litigation exposure.

In the U.S., the Alternative Rates Reference Committee, convened in 2014 by a group of market participants to help ensure a successful transition away from LIBOR, identified SOFR has its preferred alternative rate. SOFR is a single overnight rate, while LIBOR includes rates of different tenors, and SOFR is considered a credit risk-free rate, while LIBOR incorporates an evaluation of credit risk. In 2020, we transitioned to SOFR the majority of our products indexed to LIBOR.

Implementation of SOFR is intended to have a minimal economic effect on borrowers under LIBOR-indexed instruments. Margins or spreads on new SOFR-indexed products may result in lower rates because SOFR is typically likely to be lower when compared to LIBOR, resulting in reduced spreads and a lower net interest income. However, it is impossible to predict whether the SOFR index could be more volatile than LIBOR, which could thereby increase loan rates and borrowing costs on borrowing facilities previously indexed to LIBOR. Borrowers may not fully understand SOFR as an index replacement or may be adversely impacted by implementation of SOFR. The transition to SOFR, or a transition to any other index that becomes widely accepted in the marketplace, could also result in borrower confusion and additional operational, compliance, systems and other related transition costs. This transition may also result in our customers challenging the determination of their interest payments, entering into fewer transactions or postponing their financing needs, and we may be subject to disputes or litigation with borrowers over the appropriateness or comparability of SOFR or other selected indices to LIBOR. These potential outcomes could have an adverse effect on our financial condition, results of operations and capital position.

Further, the uncertainty regarding the transition from LIBOR to SOFR or other benchmark rates could adversely affect floating-rate obligations, deposits, loans, derivatives and other financial instruments, including the rates we pay on our subordinated debentures and trust preferred securities, which could, in turn, adversely affect our financial condition, results of operations and capital position.

To support our growth, we may need to rely on funding sources in addition to growth in deposits and such funding sources may not be adequate or may be more costly.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to deposit growth and repayments and maturities of loans and investments, including Federal Home Loan Bank advances, proceeds from the sale of loans, federal funds purchased, brokered certificates of deposit and issuance of equity or debt securities. While we continue to have adequate liquidity even in the face of economic uncertainties, changes in global markets and customer demand, adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources and could make our existing funds more volatile. Our financial flexibility may be materially constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. When interest rates change, the cost of our funding may change at a different rate than our interest income, which may have a negative impact on our net interest income and, in turn, our results of operations and capital position. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In that case, our results of operations and capital position would be adversely affected. Further, the volatility inherent in some of these funding sources, particularly brokered deposits, may increase our exposure to liquidity risk.

Risks Related to Operations

Our employees hybrid-remote work schedules may create failure or circumvention of our controls and procedures, including safeguarding our confidential information.

Since the onset of the pandemic, many of our employees have worked from home in a hybrid-remote work schedule. We face risks associated with having a significant portion of our employees working from home as we may have less oversight over certain internal controls and the confidentiality requirements of our compliance and contractual obligations may be more challenging to meet as confidential information is being accessed from a wider range of locations and there may be more opportunity for inadvertent disclosure or malicious interception. Many of our vendors are also allowing their workforce to work from home, which may create similar issues if our confidential information is being accessed by employees of those vendors in connection with their performance of services for us. While we have not identified any significant concerns to date with our internal controls, compliance obligations or confidentiality requirements, the change in work environment, team dynamics and job responsibilities for us and our vendors could increase our risk of failure in these areas, which could have a negative impact on our financial reporting, compliance risk, operational risk and reputational risk.

We rely on third party purchasers to buy our loans in the secondary market, and changes to their policies and practices may significantly impact our financial results.

We originate a substantial portion of our single family mortgage loans for sale to third party investors, including government-sponsored enterprises ("GSE") such as Fannie Mae, Freddie Mac and Ginnie Mae. Changes in the types of loans purchased by these GSEs or the program requirements for those entities could adversely impact our ability to sell certain of the loans we originate for sale, leaving us unable to find a buyer on similar terms. Similarly, changes in the fee structures by any of our third party loan purchasers, including the GSEs, may increase our costs of doing business, the cost of loans to our customers, and the cost of selling loans to third party loan purchasers, all of which could in turn decrease our margin and negatively impact our profitability. In addition, significant changes in the underwriting criteria of third party loan purchasers could increase our costs or decrease our ability to sell into the secondary markets. Any of these changes can have a negative impact on our liquidity, financial condition, results of operations and capital position.

We are bound by representations or warranties we make to third party purchasers of our loans or mortgage servicing rights ("MSRs") and may be liable for certain costs and damages if those representations are breached.

We make certain representations and warranties to third party purchasers of our loans, including GSEs, about the loans and the manner in which they were originated, including adherence to strict origination guidelines for loans originated for sale to GSEs. Our sale agreements generally require us to either repurchase loans if we have breached any of these representations or warranties, which may result in recording a loss and/or bearing any subsequent loss on the loan, or pay monetary penalties. We may not be able to recover our losses from a borrower or other third party in the event of such a breach of representation or warranty due to a lack of remedies or lack of financial resources of the borrower, and may be required to bear the full amount of the related loss. Similarly, we have sold significant amounts of our MSRs in recent years, and the agreements governing those sales also have representations and warranties relating to the documentation and collectability of those MSRs; a breach of those representations and warranties could also require us to either pay monetary damages or, in some cases, repurchase the defective MSRs.

We also originate, purchase, sell and service loans insured by the Federal Housing Administration ("FHA") and U.S. Department of Housing and Urban Development ("HUD") or guaranteed by the U.S. Department of Veterans Affairs ("VA"), and certify that such loans have met their requirements and guidelines. We are subject to audits of our processes, procedures and documentation of such loans, and any violations of the guidelines can result in monetary penalties, which could be significant if there are systemic violations, as well as indemnification requirements or restrictions on participation in the program.

If we experience increased repurchase and indemnity demands on loans or MSRs that we have sold or that we sell from our portfolios in the future, or if we are assessed significant penalties for violations of origination guidelines, our liquidity, financial condition, results of operations and capital position may be adversely affected.

A portion of our revenue is derived from residential mortgage lending which is a market sector that experiences significant volatility.

Residential mortgage lending is subject to substantial volatility due to changes in interest rates, a significant lack of housing inventory in our principal markets, and other market forces beyond our control. Increases in interest rates may materially and adversely affect our future loan origination volume and margins. Decreases in the availability of housing inventory may reduce demand and adversely impact our future loan origination volume. Decreases in the value of the collateral securing our outstanding loans may increase rates of borrower default which would adversely affect our financial condition, results of operations and capital position.

Our capital management strategy may impact the value of our common stock and could negatively impact our ability to maintain a well-capitalized position.

We actively manage our capital levels with a goal of returning excess capital to shareholders, which we currently do through dividend and stock repurchase programs. While we have been able to sustain our dividend payments, a materially negative change to our business, results of operations and capital position, could cause us to suspend dividend payments to preserve capital. In addition, our regulators could restrict our ability to pay dividends or repurchase our stock.

While the intent of our capital management strategy is to improve the long-term value of our stock, we cannot be assured that stock repurchases will actually enhance long-term shareholder value. Repurchases may affect our stock price and increase its volatility in the short term. While the existence of the program may increase the price and decrease liquidity in our stock in the short term, other market factors may cause the stock price of our common shares to fall below the price we paid for the repurchase of our common stock. As a result, shareholders may not see an increase in the value of their holdings.

While we historically have maintained capital ratios at a level higher than the regulatory minimums to be "well-capitalized", our capital ratios in the future may decrease due to economic changes, utilization of capital to take advantage of growth or investment opportunities, or the return of additional capital to our shareholders. In the event the quality of our assets or our economic position were to deteriorate significantly, lower capital ratios may require us to raise additional capital in the future in order to remain compliant with capital standards. We may not be able to raise such additional capital at the time when we need it, or on terms that are acceptable to us, especially if capital markets are especially constrained, if our financial performance weakens, or if we need to do so at a time when many other financial institutions are competing for capital from investors in response to changing economic conditions. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, results of operations and capital position. In addition, any capital raising alternatives could dilute the value of our outstanding common stock held by our existing shareholders and may adversely affect the market price of our common stock.

HomeStreet, Inc. primarily relies on dividends from the Bank, which may be limited by applicable laws and regulations.

HomeStreet, Inc. is a separate legal entity from the Bank, which is the primary source of funds available to HomeStreet Inc. to service its debt, pay dividends to shareholders, repurchase shares and otherwise satisfy its obligations. The availability of dividends from the Bank is limited by various statutes and regulations, capital rules regarding requirements to maintain a "well capitalized" ratio at the Bank, as well as by our policy of retaining a significant portion of our earnings to support the Bank's operations. For additional information on these restrictions, see "Item 1 Business" in this Annual Report. If the Bank cannot pay dividends to HomeStreet Inc., HomeStreet, Inc. may be limited in its ability to service its debt, fund its operations, repurchase shares and pay dividends to its shareholders.

Our business is geographically confined to certain metropolitan areas of the Western United States, and events and conditions that disproportionately affect those areas may pose a more pronounced risk for our business.

Although we presently have retail deposit branches in four states, with lending offices in these states and two others, a substantial majority of our revenues are derived from operations in the Puget Sound region of Washington, the Portland, Oregon metropolitan area, the San Francisco Bay Area, and the Los Angeles, Orange County, Riverside and San Diego metropolitan areas in Southern California. All of our markets are located in the Western United States. Each of our primary markets is subject to various types of natural disasters, including earthquakes, wildfires, volcanic eruptions, mudslides and floods, and many have experienced disproportionately significant economic volatility in the past, as well as more recent local political unrest and calls to action, including calls for rent disruption, when compared to other parts of the United States. Economic events, political unrest or natural disasters that affect the Western United States and our primary markets in that region may have an unusually pronounced impact on our business. Because our operations are not more geographically diversified, we may lack the ability to mitigate those impacts from operations in other regions of the United States.

The significant concentration of real estate secured loans in our portfolio has had a negative impact on our asset quality and profitability in the past and there can be no assurance that it will not have such impact in the future.

A substantial portion of our loans are secured by real property, including a growing portfolio of commercial real estate ("CRE") loans. Our real estate secured lending is generally sensitive to national, regional and local economic conditions, making loss levels difficult to predict. Declines in real estate sales and prices, significant increases in interest rates, unforeseen natural disasters and a decline in prevailing economic conditions may result in higher than expected loan delinquencies, foreclosures, problem loans, other real estate owned ("OREO"), net charge-offs and provisions for credit and OREO losses. If real estate market values decline significantly, as they did in the 2008 to 2011 recession, the collateral for our loans may provide less security and reduce our ability to recover the principal, interest and costs due on defaulted loans. Such declines may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose loan portfolios are more diversified, and we could face reduced liquidity, constraints on capital resources, increased obligations to investors to whom we sell mortgage loans, declining income on mortgage servicing fees and a related decrease in the value of MSRs, and declining values on certain securities we hold in our investment portfolio.

Deficiencies in our internal controls over financial reporting or enterprise risk management framework may result in ineffective mitigation of risk or an inability to identify and accurately report our financial results.

Our internal controls over financial reporting are intended to ensure we maintain accurate records, promote the accurate and timely reporting of our financial information, maintain adequate control over our assets, and prevent and detect unauthorized acquisition, use or disposition of our assets. Effective internal and disclosure controls are necessary for us to provide reliable financial reports, effectively prevent fraud, and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results may be harmed. In addition to our internal controls, we use an enterprise risk management framework in an effort to achieve an appropriate balance between risk and return, with established processes and procedures intended to identify, measure, monitor, report, analyze and control our primary risks, including liquidity risk, credit risk, price risk, interest rate risk, operational risk, legal and compliance risk, strategic risk and reputational risk. We also maintain a compliance program to identify, measure, assess and report on our adherence to applicable laws, policies and procedures.

While we assess and improve these controls and programs on an ongoing basis, there can be no assurance that our controls and programs will effectively mitigate all risk and limit losses in our business. In addition, as we make strategic shifts in our business, we implement new systems and processes. If our change management processes are not sound and adequate resources are not deployed to support these implementations and changes, we may experience additional internal control deficiencies that could expose the Company to operating losses or fail to appropriately anticipate or identify new risks related to such shifts in the business. Any failure to maintain effective controls or timely implement any necessary improvement of our internal and disclosure controls in the future could create losses, cause us to incur additional costs or fail to meet our reporting obligations. Failing to maintain an effective risk management framework or compliance program could also expose us to losses, adverse impacts to our financial position, results of operations and capital position, or regulatory criticism or restrictions.

We use a variety of estimates in our accounting processes which may prove to be imprecise and result in significant changes in valuation and inaccurate financial reporting.

We use a variety of estimates in our accounting policies and methods, including complex financial models designed to value certain of our assets and liabilities, including our allowance for credit losses. These models are complex and use specific judgment-based assumptions about the effect of matters that are inherently uncertain. Different assumptions in these models could result in significant changes in valuation, which in turn could affect earnings or result in significant changes in the recorded amount of assets and liabilities reported on the balance sheet. The assumptions used may be impacted by numerous factors, including economic conditions, consumer behavior, changes in interest rates and changes in collateral values. A failure to make appropriate assumptions in these models could have a negative impact on our liquidity, result of operations and capital position.

We are subject to extensive and complex regulations which are costly to comply with and may subject us to significant penalties for noncompliance.

Our operations are subject to extensive regulation by federal, state and local governmental authorities, including the Federal Deposit Insurance Corporation ("FDIC"), the Washington Department of Financial Institutions and the Federal Reserve, and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Many of these laws are complex, especially those governing fair lending, predatory or unfair or deceptive practices, and the complexity of those rules creates additional potential liability for us because noncompliance could result in significant regulatory action, including restrictions on operations and fines, and could lead to class action lawsuits from shareholders, consumers and employees. In addition, various states have their own laws and regulations, especially California, which has heightened data privacy, employment law and consumer protection regulations, and the cost of complying with state rules that differ from federal rules can significantly increase compliance costs.

Our consumer business, including our mortgage and other consumer lending and non-lending businesses, is also governed by policies enacted or regulations adopted by the Consumer Financial Protection Bureau ("CFPB") which under the Dodd-Frank Act has broad rulemaking authority over consumer financial products and services. Our regulators, including the FDIC, use interpretations from the CFPB and relevant statutory citations in certain parts of their assessments of our regulatory compliance, including the Real Estate Settlement Procedures Act, the Final Integrated Disclosure Rule, known as TRID, and the Home Mortgage Disclosure Act, adding to the complexity of our regulatory requirements, increasing our data collection requirements and increasing our costs of compliance. The laws, rules and regulations to which we are subject evolve and change frequently, including changes that come from judicial or administrative agency interpretations of laws and regulations outside of the legislative process that may be more difficult to anticipate, and changes to our regulatory environment are often driven by shifts of political power in the federal government. In addition, we are subject to various examinations by our regulators during the course of the year. Regulatory authorities who conduct these examinations have extensive discretion in their supervisory and enforcement activities, including the authority to restrict our operations and certain corporate actions. Administrative and judicial interpretations of the rules that apply to our business may change the way such rules are applied, which also increases our compliance risk if the interpretation differs from our understanding or prior practice. Moreover, an increasing amount of the regulatory authority that pertains to financial institutions is in the form of informal "guidance" such as handbooks, guidelines, examination manuals, field interpretations by regulators or similar provisions that could affect our business or require changes in our practices in the future even if they are not formally adopted as laws or regulations. Any such changes could adversely affect our cost of doing business and our profitability.

In addition, changes in regulation of our industry have the potential to create higher costs of compliance, including short-term costs to meet new compliance standards, limit our ability to pursue business opportunities and increase our exposure to potential fines, penalties and litigation.

Significant legal claims or regulatory actions could subject us to substantial uninsured liabilities and reputational harm and have a material adverse effect on our business and results of operations.

We are from time to time subject to legal claims or regulatory actions related to our operations. These legal claims or regulatory actions could include supervisory or enforcement actions by our regulators, criminal proceedings by prosecutorial authorities, claims by customers or by former and current employees, including class, collective and representative actions, or environmental lawsuits stemming from property that we may hold as OREO following a foreclosure action in the course of our business. Such actions are a substantial management distraction and could involve large monetary claims, including civil money penalties or fines imposed by government authorities and significant defense costs.

To mitigate the cost of some of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage does not cover any civil monetary penalties or fines imposed by government authorities and may not cover all other claims that might be brought against us, including certain wage and hour class, collective and representative actions brought by customers, employees or former employees. In addition, such insurance coverage may not continue to be available to us at a reasonable cost or at all. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our business, prospects, financial condition, results of operations and capital position. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and/or could have a material adverse impact on our business, prospects, financial condition, results of operations and capital position.

If we are not able to retain or attract key employees, or if we were to suffer the loss of a significant number of employees, we could experience a disruption in our business.

As the Company has focused on efficiency in recent years, we have significantly reduced our employee headcount. However, hiring remains competitive in certain areas of our business. We rely on a number of key employees who are highly sought after in the industry. If a key employee or a substantial number of employees depart or become unable to perform their duties, it may negatively impact our ability to conduct business as usual. We might then have to divert resources from other areas of our operations, which could create additional stress for other employees, including those in key positions. The loss of qualified and key personnel, or an inability to continue to attract, retain and motivate key personnel could adversely affect our business and consequently impact our financial condition and results of operations.

<u>**Risks Related to Information Technology**</u>

HomeStreet's operational systems and networks, and those of our third-party vendors, have been, and will continue to be, subject to continually evolving cybersecurity risks that have resulted in or could result in the theft, loss, misuse or disclosure of confidential client or customer information or otherwise disrupt or adversely affect our business.

As a financial institution, we are susceptible to fraudulent activity, operational and informational security breaches and cybersecurity incidents that are committed against us or our customers, employees, third-party vendors and others, which may result in financial losses or increased costs, disclosure or misuse of our information or customer information, misappropriation of assets, data privacy breaches, litigation or reputational damage. Related risks for financial institutions have increased in recent years in part because of proliferation and use of new and existing technologies to conduct financial transactions and transmit data, as well as the increased sophistication and unlawful or clandestine activities of organized crime, state-sponsored and other hackers, terrorists, activists, and other malicious external parties to engage in fraudulent activity such as phishing or check, electronic or wire fraud, unauthorized access to our controls and systems, denial or degradation of service attacks, malware and other dishonest acts. Within the financial services industry, the commercial banking sector has generally experienced, and will continue to experience, increased electronic fraudulent activity, security breaches and cybersecurity-related incidents. The nature of our industry sector exposes us to these risks because our business and operations include the protection and storage of confidential and proprietary corporate and personal information, including sensitive financial and other personal data, and any breach thereof could result in identity theft, account or credit card fraud or other fraudulent activity that could involve their accounts and business with us. The risk to our organization may be further elevated over the near term because of recent geopolitical events in Eastern Europe and Asia, which may result in increased attacks against U.S. critical infrastructure, including financial institutions.

Our computer systems, software and networks are subject to ongoing cyber incidents such as unauthorized access; loss or destruction of data (including confidential client information); account takeovers; unavailability of service; computer viruses or other malicious code; cyber-attacks; and other events. While we have experienced and continue to experience various forms of these cyber incidents in the past, we have not been materially impacted by them. There can be no assurance that cyber incidents will not occur again, and they could occur more frequently and on a more significant scale.

Our business and operations rely on the secure processing, transmission, protection and storage of confidential, private and personal information by our computer operation systems and networks, as well as our online banking or reporting systems used by customers to effect certain financial transactions, all of which are either managed directly by us or through our third-party data processing vendors. The secure maintenance and transmission of confidential information, and the execution of transactions through our systems, are critical to protecting us and our customers against fraud and security breaches and to maintain customer confidence. To access our products and services, our customers may use personal computers, smartphones, tablet PCs, and other mobile devices that function beyond our control systems. Although we believe we have invested in, and plan to continue investing in, maintaining and routinely testing adequate operational and informational security procedures and controls, we rely heavily on our third-party vendors, technologies, systems, networks and our customers' devices, all of which are the target of cyber-attacks, computer viruses, malicious code, unauthorized access, hackers or information security breaches that have resulted in and could again in the future result in the unauthorized release, gathering, monitoring, misuse, loss, theft or destruction of our confidential, proprietary and other information or that of our customers, or that could disrupt our operations or those of our customers or third parties. Even though we have taken those actions, we may fail to anticipate or sufficiently mitigate security breaches, or we may experience data privacy breaches, that could result in losses to us or our customers, damage to our reputation, incurrence of significant costs, business disruption, our inability to grow our business and exposure to regulatory scrutiny or penalties, litigation and potential financial liability, any of which could adversely affect our business, financial condition, results of operations or capital position.

Our computer systems could be vulnerable to unforeseen problems other than cybersecurity related incidents or other data security breaches, including the potential for infrastructure damage to our systems or the systems of our vendors from fire, power loss, telecommunications failure, physical break-ins, theft, natural disasters or similar catastrophic events. Any damage or failure that causes interruptions in operations may compromise our ability to perform critical functions in a timely manner (or may give rise to perceptions of such compromise) and could increase our costs of doing business, or have a material adverse effect on our results of operations results as well as our reputation and customer or vendor relationships.

In addition, some of the technology we use in our regulatory compliance, including our mortgage loan origination and servicing technology, as well as other critical business activities such as core systems processing, essential web hosting and deposit and processing services, as well as security solutions, are provided by third party vendors. If those providers fail to update their systems or services in a timely manner to reflect new or changing regulations, or if our personnel operate these systems in a non-compliant manner, our ability to meet regulatory requirements may be impacted and may expose us to heightened regulatory scrutiny and the potential for monetary penalties. These vendors are also sources of operational and informational security risk to us, including from interruptions or failures of their own systems, cybersecurity or ransomware attacks, capacity constraints or failures of their own internal controls. Such third parties are targets of cyber-attacks, computer viruses, malicious code, unauthorized access, hackers, ransomware attacks or information security breaches that have compromised and could again in the future compromise the confidential or proprietary information of HomeStreet and our customers.

The failure to protect our customers' confidential information, data and privacy could adversely affect our business.

We are subject to federal and state privacy regulations and confidentiality obligations, including the California Consumer Privacy Act of 2018 and the California Privacy Rights Act of 2020, that, among other things restrict the use and dissemination of, and access to, certain information that we produce, store or maintain in the course of our business and establishes a new state agency to enforce these rules. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and customers. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information, and in some instances may impose indemnity obligations on us relating to unlawful or unauthorized disclosure of any such information.

The continued development and enhancement of our information security controls, processes and practices designed to protect customer information, our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for our management as we increase our online and mobile banking offerings. As cyber threats continue to evolve, including supply chain risks, our costs to combat the cybersecurity threat may also increase. Nonetheless, our measures may be insufficient to prevent all physical and electronic break-ins, denial of service and other cyber-attacks or security breaches.

If we do not properly comply with privacy regulations and contractual obligations that require us to protect confidential information, or if we experience a security breach or network compromise, we could face regulatory sanctions, penalties or fines, increased compliance costs, remedial costs such as providing credit monitoring or other services to affected customers, litigation and damage to our reputation, which in turn could result in decreased revenues and loss of customers, any or all of which would have a material adverse effect on our business, financial condition, results of operations and capital position.

We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to provide products and services using technology that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services to community banks, such as Internet banking and remote deposit capture that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. However, we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Risk Related to our $65 million senior notes due 2026, our $62 million of junior subordinated deferrable interest debentures due in 2035, 2036 and 2037 and our $100 million subordinated notes due 2032 (collectively the "HomeStreet Notes").

Payments on the HomeStreet Notes will depend on receipt of dividends and distributions from our subsidiaries.

We are a bank holding company and we conduct substantially all of our operations through subsidiaries, including the Bank. We depend on dividends, distributions and other payments from our subsidiaries to meet our obligations, including to fund payments on the HomeStreet Notes.

Federal and state banking regulations limit dividends from our bank subsidiary to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. In addition, under Washington law, the board of directors of the Bank generally may not declare a cash dividend on its capital stock in an amount greater than its retained earnings without the approval of the Washington State Department of Financial Institutions, Division of Banks ("WDFI"). We also have a policy of retaining a significant portion of our earnings to support the Bank's operations.

In addition, federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from our bank subsidiary and our other subsidiaries in an amount sufficient to pay interest on or principal of the HomeStreet Notes.

Regulatory guidelines may restrict our ability to pay the principal of, and accrued and unpaid interest on, the HomeStreet Notes.

As a bank holding company, our ability to pay the principal of, and interest on, the Notes is subject to the rules and guidelines of the Federal Reserve regarding capital adequacy. We intend to treat the Notes as "Tier 2 capital" under these rules and guidelines. The Federal Reserve guidelines generally require us to review the effects of the cash payment of Tier 2 capital instruments, such as the Notes, on our overall financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the amounts we have paid on Tier 2 capital instruments for those periods, as well as our projected rate of earnings retention. Moreover, pursuant to federal law and Federal Reserve regulations, as a bank holding company, we are required to act as a source of financial and managerial strength to the Bank and commit resources to its support, including, without limitation, the guarantee of its capital plans if it is undercapitalized. Such support may be required at times when we may not otherwise be inclined or able to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the Notes on one or more of the scheduled interest payment dates, or at any other time, or the principal of the Notes at the maturity of the Notes.

If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, then the bankruptcy trustee would be deemed to have assumed, and would be required to cure, immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of the Bank, and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims.

Risks Related to a Pandemic

Our customers may be negatively impacted by a pandemic, which may result in adverse impacts to our financial position and results of operations.

In the event of future public health crises, epidemics, pandemics or similar events, the communities where we do business may be put under varying degrees of restrictions on social gatherings and retail operations. These restrictions, combined with related changes in consumer behavior and significant increases in unemployment, may result in extreme financial hardship for certain industries, especially travel, energy, hotel, food and beverage service and retail. Some of our customers may be unable to meet their debt obligations to us in a timely manner, or at all, and we may experience a heightened number of requests from customers for forbearances on loans.

If pandemic related Federal, state and local moratoriums on evictions for non-payment of rent are enacted, they may negatively impact the ability of some borrowers to make payments on loans made for multifamily housing. In addition, such action may ultimately cause a meaningful number of loans in our portfolio to need forbearance or significant modification and migrate to an adverse risk rating because of impacts of an economic recession. In light of these, and other credit issues, we cannot be sure that our allowance for credit losses will be adequate or that additional increases to the allowance for credit losses will not be needed in subsequent periods. If our allowance is not adequate, future net charge-offs may be in excess of our current expected losses, which would create the need for more provisioning and will have a negative impact on our financial condition, results of operations and capital position.

Risks Related to Certain Environmental, Social and Governance Issues

Our business is subject to evolving regulations and stakeholders' expectations with respect to environmental ("ESG"), social and governance matters that could expose us to numerous risks.

Increasingly regulators, customers, investors, employees and other stakeholders are focusing on ESG matters and related disclosures. These developments have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements. We may also communicate certain initiatives and goals regarding ESG-related matters in our SEC filings or in other public disclosures. These ESG-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosures. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope, prioritization or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG-related goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Climate change could have a material negative impact on us and our customers.

Our business, as well as the operations and activities of our customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our customers and these risks are expected to increase over time. Climate changes presents multi-faceted risks, including (i) operational risk from the physical effects of climate events on our facilities and other assets as well as those of our customers; (ii) credit risk from borrowers with significant exposure to climate risk; and (iii) reputational risk from stakeholder concerns about our practices related to climate change and our carbon footprint. Our business, reputation, and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

Climate change exposes us to physical risk as its effects may lead to more frequent and more extreme weather events, such as prolonged droughts or flooding, tornados, hurricanes, wildfires and extreme seasonal weather; and longer-term shifts, such as increasing average temperatures, ozone depletion, and rising sea levels. Such events and long-term shifts may damage, destroy or otherwise impact the value or productivity of our properties and other assets; reduce the availability of insurance; and/or disrupt our operations and other activities through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains, and distribution networks.

ITEM 1B	UNRESOLVED STAFF COMMENTS

None.

ITEM 2	PROPERTIES

We lease principal offices, which are located in downtown Seattle at 601 Union Street, Suite 2000, Seattle, WA 98101. This lease provides sufficient space to conduct the management of our business. The Company conducts its Commercial and Consumer Banking activities in locations in Washington, California, Oregon, Hawaii, Idaho, and Utah. As of December 31, 2022, we operated in four primary commercial lending centers, 55 retail deposit branches, and one insurance office. As of such date, we also operated two facilities for the purpose of administrative and other functions in addition to the principal offices: a call center and operations support facility located in Federal Way, Washington, and a loan fulfillment center in Lynnwood, Washington. Of these properties, we own four of the retail deposit branches, the call center and operations support facility in Federal Way, and we own 50% of a retail branch through a joint venture. In February of 2023, we completed the purchase of three additional retail deposit branches. All facilities are in a good state of repair and appropriately designed for use as banking or administrative office facilities.

ITEM 3	LEGAL PROCEEDINGS

Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject to various legal proceedings in the ordinary course of our business related to foreclosures, bankruptcies, condemnation and quiet title actions and alleged statutory and regulatory violations. We are also subject to legal proceedings in the ordinary course of business related to employment matters. We do not expect that these proceedings, taken as a whole, will have a material adverse effect on our business, financial position or our results of operations. There are currently no matters that, in the opinion of management, would have a material adverse effect on our consolidated financial position, results of operation or liquidity, or for which there would be a reasonable possibility of such a loss based on information known at this time.

ITEM 4	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HMST."

As of February 24, 2023, there were 2,220 shareholders of record of our common stock.

Dividend Policy

HomeStreet's has a dividend policy that contemplates the payment of quarterly cash dividends on our common stock when, if and in an amount declared by the Board of Directors after taking into consideration, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. While the Company has no plans to change the current level of its dividends, the payment of a dividend and the dividend rate to be paid will be reassessed each quarter by the Board of Directors in accordance with the dividend policy. Our ability to pay dividends to shareholders is dependent on many factors, including the Bank's ability to pay dividends to the Company. Therefore, we cannot give assurance that we will be able to continue to pay a regular dividend in any future period.

Sales of Unregistered Securities

There were no sales of unregistered securities during the fourth quarter of 2022.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of HomeStreet, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a comparison from December 31, 2017 through December 31, 2022 of the cumulative total return for our common stock, the Russell 2000 Index (RUT) and the KBW Regional Banking Index ("KRX"). The graph assumes that $100 was invested at the market close on December 31, 2017 in the common stock of HomeStreet, Inc., the Russell 2000 Index, the KBW Regional Banking Index and data for HomeStreet, Inc., the Russell 2000 Index and the KBW Regional Banking Index assumes reinvestments of dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



ITEM 6   Reserved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Management's discussion and analysis of results of operations and financial condition ("MD&A") is intended to assist the reader in understanding and assessing significant changes and trends related to the results of operations and financial position of our consolidated Company. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying footnotes in Part II, Item 8 of this Annual Report on Form 10-K. A comparison of the financial results for the year ended December 31, 2021 to the year ended December 31, 2020, is included in Part II, Item 7, "Management Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

Management's Overview of 2022 Financial Performance

Recent Developments

Economic and Market Conditions

Our financial results have been adversely impacted by the historically significant increase in short-term interest rates by the Federal Reserve during 2022. This dramatic increase in rates resulted in significant reductions in loan demand, particularly in single family mortgage. Accordingly, our gain on loan sales activities declined significantly and are expected to remain at low levels in 2023. Additionally, our interest sensitive deposits declined as customers moved funds to higher yielding products both at our Bank and at other banks and brokerage firms. We have taken a number of steps to reduce the pressure on our funding base, including: (i) significantly reducing our level of loan originations; (ii) introducing promotional priced deposit products which allow us to attract and retain deposits without repricing our existing interest-bearing deposit base; (iii) entering into $1 billion of fixed-rate Federal Home Loan Bank advances in the fourth quarter of 2022; and (iv) completing the acquisition of three California branches in the first quarter of 2023. Inflationary pressures have adversely impacted our operations by increasing our costs, primarily compensation costs which we expect to be higher in 2023.

Due to the impacts of the significant increases in short term rates and the continued uncertainty regarding further short term rate increases by the Federal Reserve in 2023, and as a result of our actions taken to address the impact of these increases, we expect the balance of our loans held for investment to stay relatively stable during 2023 and our net interest margin to be significantly lower in 2023 as compared to 2022.

Other Items

In February 2023, we completed an acquisition of three branches in southern California whereby we assumed $373 million in deposits and purchased approximately $22 million in loans.

On January 19, 2022, we completed a $100 million subordinated notes offering due in 2032 (the "Notes"). Interest on the Notes initially will accrue at a rate equal to 3.50% per annum from and including the date of original issuance to, but excluding, January 30, 2027, payable semiannually in arrears. From and including January 30, 2027, to, but excluding, the maturity date or the date of earlier redemption, the Notes will bear interest equal to the three-month term SOFR plus 215 basis points, payable quarterly in arrears. Net proceeds to the Company were $98 million, after deducting underwriting discounts and offering expenses. The Company used a significant portion of the net proceeds from the Notes offering to repurchase shares of its common stock through open market purchases, with the remainder of the net proceeds used for working capital and other general corporate purposes, including support for growth of our assets.

As part of our capital management strategy, in 2022, we repurchased a total of 1,471,485 shares of our common stock at an average price of $50.97 per share, representing 7.3% of the shares outstanding at December 31, 2021.

Critical Accounting Estimates

The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and accounting practices in the banking industry. Certain of those accounting policies are considered critical accounting policies, because they require us to make estimates and assumptions regarding circumstances or trends that could materially affect the value of those assets, such as economic conditions or trends that could impact our ability to fully collect our loans or ultimately realize the carrying value of certain of our other assets. Those estimates and assumptions are made based on current information available to us regarding those economic conditions or trends or other circumstances. If changes were to occur in the events, trends or other circumstances on which our estimates or assumptions were based, these changes could have a material adverse effect on the carrying value of assets and liabilities and on our results of operations. We have identified two policies and estimates as being critical because they require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for credit losses ("ACL") and the valuation of residential mortgage servicing rights ("MSR").

The ACL is calculated based on quantitative and qualitative factors to estimate credit losses over the life of the loan. The inputs used to determine quantitative factors include estimates based on historical experience of probability of default and loss given default. Inputs used to determine qualitative factors include changes in current portfolio characteristics and operating environments such as current and forecasted unemployment rates, capitalization rates used to value properties securing loans, rental rates and single family pricing indexes. Qualitative factors may also include adjustments to address matters not contemplated by the model and to assumptions used to determine qualitative factors. Although we believe that our methodology for determining an appropriate level for the ACL adequately addresses the various components that could potentially result in credit losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates could require an additional provision for credit losses. For example, if the projected unemployment rate was downgraded one grade for all periods, the amount of the ACL at December 31, 2022 would increase by approximately $8 million. This sensitivity analysis is hypothetical and has been provided only to indicate the potential impact that changes in assumptions may have on the ACL estimate.

MSRs are recognized as separate assets when servicing rights are acquired through the sale of loans or purchased. For sales of mortgage loans, the fair value of the MSR is estimated and capitalized. Purchased MSRs are capitalized at the cost to acquire. Initial and subsequent fair value measurements are determined using a discounted cash flow model. To determine the fair value of the MSR, the present value of expected net future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income net of servicing costs. This model is periodically validated by an independent model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available. We also utilize a third party valuation firm to value our MSRs on a periodic basis, the results of which we use to evaluate the reasonableness of our modeled values. Actual market conditions could vary significantly from current conditions which could result in the estimated life of the underlying loans being different which would change the fair value of the MSR. We carry our single family residential MSRs at fair value and report changes in fair value through earnings. MSRs for loans other than single family loans are adjusted to fair value if the carrying value is higher than fair value and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Summary Financial Data

(dollars in thousands, except per share data and FTE data)	For the Years Ended December 31, 2022	2021
Select Income Statement data:		
Net interest income	$ 233,307	$ 227,057
Provision for credit losses	(5,202)	(15,000)
Noninterest income	51,570	119,975
Noninterest expense	205,419	215,343
Income:		
Before income taxes	84,660	146,689
Total	66,540	115,422
Income per share - diluted	$ 3.49	$ 5.46
Select Performance Ratios:		
Return on average equity	10.8 %	15.9 %
Return on average tangible equity (1)	11.5 %	16.8 %
Return on average assets	0.79 %	1.58 %
Efficiency ratio (1)	72.4 %	61.9 %
Net interest margin	2.99 %	3.38 %
Other Data:		
Full time equivalent employees	942	991

(1) Return on average tangible equity and the efficiency ratio are non-GAAP financial measures. For a reconciliation of return on average tangible equity to the nearest comparable GAAP financial measure and the computation of the efficiency ratio, see “Non-GAAP Financial Measures” elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial Data (continued)

(dollars in thousands, except share and per share data)	As of December 31, 2022	2021
Selected Balance Sheet Data:		
Loans held for sale ("LHFS")	$ 17,327	$ 176,131
Loans held for investment ("LHFI"), net	7,384,820	5,495,726
ACL	41,500	47,123
Investment securities	1,400,212	1,006,691
Total assets	9,364,760	7,204,091
Deposits	7,451,919	6,146,509
Borrowings	1,016,000	41,000
Long-term debt	224,404	126,026
Total shareholders' equity	562,147	715,339
Other data:		
Book value per share	$ 30.01	$ 35.61
Tangible book value per share (1)	$ 28.41	$ 34.04
Total equity to total assets	6.0 %	9.9 %
Tangible common equity to tangible assets (1)	5.7 %	9.5 %
Shares outstanding at period end	18,730,380	20,085,336
Loans to deposits ratio	99.9 %	93.0 %
Credit quality:		
ACL to total loans (2)	0.57 %	0.88 %
ACL to nonaccrual loans	412.7 %	386.2 %
Nonaccrual loans to total loans	0.14 %	0.22 %
Nonperforming assets to total assets	0.13 %	0.18 %
Nonperforming assets	$ 11,893	$ 12,936
Regulatory Capital Ratios:		
Bank		
Tier 1 leverage ratio	8.63 %	10.11 %
Total risk-based capital	12.59 %	13.77 %
Company		
Tier 1 leverage ratio	7.25 %	9.94 %
Total risk-based capital	11.53 %	12.66 %

(1) Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures. For a reconciliation to the nearest comparable GAAP financial measure, see “Non-GAAP Financial Measures” elsewhere in this Managements' Discussion and Analysis of Financial Condition and Results of Operations.

(2) This ratio excludes balances insured by the FHA or guaranteed by the VA or SBA.

Results of Operations

2022 Compared to 2021

General: Our net income and income before income taxes were $66.5 million and $84.7 million, respectively, in 2022, as compared to $115.4 million and $146.7 million, respectively, in 2021. The $62.0 million decrease in income before taxes was due to a lower recovery of our allowance for credit losses and lower noninterest income, partially offset by higher net interest income and lower noninterest expense.

Income Taxes: Our effective tax rate during 2022 was 21.4% as compared to 21.3% in 2021 and our statutory rate of 24.4%. Our effective tax rate was lower than our statutory rate due to the benefits of tax advantaged investments and reductions in taxes on income related to excess tax benefits resulting from the exercise and vesting of stock awards during the periods.

Net Interest Income: The following tables set forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin:

	Years Ended December 31,					
	2022			2021		
(dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:						
Interest-earning assets						
Loans [1]	$ 6,596,284	$ 267,672	4.02 %	$ 5,653,930	$ 222,909	3.91 %
Investment securities [1]	1,195,995	37,986	3.18 %	1,020,530	24,262	2.38 %
FHLB Stock, Fed Funds and other	105,028	3,622	3.40 %	96,303	569	0.59 %
Total interest-earning assets	7,897,307	309,280	3.88 %	6,770,763	247,740	3.63 %
Noninterest-earning assets	498,771			547,742		
Total assets	$ 8,396,078			$ 7,318,505		
Interest-bearing liabilities						
Interest bearing deposits: [2]						
Demand deposits	$ 521,424	$ 755	0.14 %	$ 525,836	$ 726	0.14 %
Money market and savings	2,941,699	12,913	0.44 %	2,996,757	4,449	0.15 %
Certificates of deposit	1,328,290	18,345	1.38 %	1,048,218	6,236	0.59 %
Total	4,791,413	32,013	0.67 %	4,570,811	11,411	0.25 %
Borrowings:						
Borrowings	1,024,344	29,085	2.81 %	109,513	394	0.36 %
Long-term debt	219,398	9,883	4.49 %	125,925	5,433	4.30 %
Total interest-bearing liabilities	6,035,155	70,981	1.17 %	4,806,249	17,238	0.36 %
Noninterest-bearing liabilities						
Demand deposits [2]	1,624,223			1,596,653		
Other liabilities	119,231			189,801		
Total liabilities	7,778,609			6,592,703		
Shareholders' equity	617,469			725,802		
Total liabilities and shareholders' equity	$ 8,396,078			$ 7,318,505		
Net interest income		$ 238,299			$ 230,502	
Net interest rate spread			2.71 %			3.27 %
Net interest margin			2.99 %			3.38 %

(1) Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities of $5.0 million and $3.4 million for 2022 and 2021, respectively. The estimated federal statutory tax rate was 21% for both 2022 and 2021.

(2) Cost of all deposits, including noninterest-bearing demand deposits, was 0.50% and 0.18% for 2022 and 2021, respectively.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense, excluding interest income from nonaccrual loans. Information is provided in each category with respect to: (1) changes attributable to changes in volume, (2) changes attributable to changes in rate and (3) the net change.

| | 2022 vs. 2021 | | |
| | Increase (Decrease) Due to | | |
(in thousands)	Rate	Volume	Total Change
Assets:			
Interest-earning assets			
Loans	$ 6,492	$ 38,271	$ 44,763
Investment securities	9,078	4,646	13,724
FHLB stock, Fed Funds and other	2,997	56	3,053
Total interest-earning assets	18,567	42,973	61,540
Liabilities:			
Deposits			
Demand deposits	35	(6)	29
Money market and savings	8,546	(82)	8,464
Certificates of deposit	10,073	2,036	12,109
Total interest-bearing deposits	18,654	1,948	20,602
Borrowings:			
Borrowings	12,955	15,736	28,691
Long-term debt	248	4,202	4,450
Total interest-bearing liabilities	31,857	21,886	53,743
Total changes in net interest income	$ (13,290)	$ 21,087	$ 7,797

Net interest income in 2022 increased $6.3 million as compared to 2021 due primarily to increases in the average balance of interest earning assets, partially offset by a decrease in our net interest margin. The increase in interest-earning assets was due to loan originations and purchases of investment securities during 2022. Our net interest margin decreased from 3.38% in 2021 to 2.99% in 2022 due to an 81 basis point increase in the rates paid on interest-bearing liabilities which was partially offset by a 25 basis point increase in the yield on interest earning assets. The increase in yield on interest-earning assets was due to higher yields on our loans and investment securities. The higher yield on our loans was primarily due to yields on adjustable rate loans increasing due to increases in the indexes on which their pricing is based. The higher yield on our investment securities were primarily due to adjustments to yields realized from longer estimated lives of certain securities and the yields of securities purchased during 2022 being higher than the yields on our existing portfolio. The increase in the rates paid on our interest-bearing liabilities was due to higher deposit costs, higher borrowing costs and an increase in the proportion of higher cost borrowings used as our sources of funding. The increases in the rates paid on deposits was due to the significant increase in market interest rates during 2022. Our average borrowings increased by $915 million to fund the growth of our loan portfolio and investment securities. Our cost of borrowings increased from 36 basis points during 2021 to 281 basis points during 2022 due to the significant increase in market interest rates during 2022 and the impact of the $100 million fixed rate subordinated notes offering completed in January 2022.

Provision for Credit Losses: As a result of the favorable performance of our loan portfolio, a stable low level of nonperforming assets and an improved outlook of the estimated impact of COVID-19 on our loan portfolio, we recorded a $5.2 million and $15.0 million recovery of our allowance for credit losses in 2022 and 2021, respectively. In 2022, the amounts recovered were partially offset by provisions related to the growth in our loan portfolio and a $2.8 million increase in our collateral qualitative factor related to projected declines in future home prices.

Noninterest income consisted of the following:

(in thousands)	Years Ended December 31,			
	2022		2021	
Noninterest income				
Gain on loan origination and sale activities [1]				
Single family	$	13,054	$	66,850
CRE, multifamily and SBA		4,647		25,468
Loan servicing income		12,388		7,233
Deposit fees		8,875		8,068
Other		12,606		12,356
Total noninterest income	$	51,570	$	119,975

(1) May include loans originated as held for investment.

Loan servicing income, a component of noninterest income, consisted of the following:

(in thousands)	Years Ended December 31,			
	2022		2021	
Single family servicing income (loss), net:				
Servicing fees and other	$	15,737	$	15,658
Changes - amortization [1]		(9,951)		(19,669)
Subtotal		5,786		(4,011)
Risk management, single family MSRs:				
Changes in fair value due to assumptions [2]		16,739		7,379
Net gain (loss) from economic hedging		(18,790)		(8,238)
Subtotal		(2,051)		(859)
Total	$	3,735	$	(4,870)
Commercial loan servicing income:				
Servicing fees and other	$	16,345	$	19,684
Amortization of capitalized MSRs		(7,692)		(7,581)
Total		8,653		12,103
Total loan servicing income	$	12,388	$	7,233

(1) Represents changes due to collection/realization of expected cash flows and curtailments.
(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates.

The decrease in noninterest income for 2022 as compared to 2021 was due to a decrease in gain on loan origination and sale activities, which was partially offset by higher loan servicing income. The $74.6 million decrease in gain on loan origination and sale activities was due to a $53.8 million decrease in single family gain on loan origination and sale activities and a $20.8 million decrease in commercial real estate gain on loan origination and sale activities. The decrease in single family gain on loan origination and sale activities was due to a decrease in rate lock volume and margins as a result of the effects of increasing interest rates. The decrease in CRE and commercial gain on loan origination and sale activities was primarily due to an 81% decrease in the volume of loans sold. The $5.2 million increase in loan servicing income was primarily due to lower levels of prepayments which reduced our amortization costs. Included in other income in 2022 is a $4.3 million gain on sale of five eastern Washington branches in the third quarter.

Noninterest expense consisted of the following:

(in thousands)		Years Ended December 31,		
		2022		2021
Noninterest expense				
Compensation and benefits	$	115,533	$	132,015
Occupancy		24,528		23,832
Information services		29,981		27,913
General, administrative and other		35,377		31,583
Total noninterest expense	$	205,419	$	215,343

The $9.9 million decrease in noninterest expense in 2022 as compared to 2021 was primarily due to lower compensation and benefit costs, partially offset by increases in general, administrative and other expenses. The $16.5 million decrease in compensation and benefit costs was primarily due to reduced commission expense on lower loan origination volumes in our single family mortgage operations, lower bonus and commissions expense and lower headcount, which were partially offset by wage increases given in 2022. The increase in general, administrative and other costs was primarily due to higher FDIC fees due to our larger asset base and an increase in marketing costs related to our promotional deposit products.

Financial Condition – December 31, 2022 compared to December 31, 2021

During 2022, our total assets increased $2.2 billion due primarily to a $1.9 billion increase in loans held for investment and a $394 million increase in investment securities which were partially offset by a decrease of $159 million in loans held for sale. Loans held for investment increased due to $3.6 billion of originations, which were partially offset by prepayments and scheduled payments of $1.7 billion. Total liabilities increased $2.3 billion due to increases in deposits, borrowings and long-term debt. Deposits increased $1.3 billion primarily due to increased balances of brokered deposits and certificates of deposit related to our promotional products which was partially offset by decreases in our noninterest bearing and money market deposits. The $975 million increase in borrowings was used to fund the growth in our loans and investment securities. Long-term debt increased due to our $100 million fixed rate subordinated notes offering completed in January 2022.

Investment Securities

The fair values of our investment securities available for sale ("AFS") are as follows:

| | At December 31, | |
| | 2022 | 2021 |
(in thousands)	Fair Value	Fair Value
Investment securities AFS:		
Mortgage-backed securities:		
Residential	$ 197,262	$ 32,963
Commercial	56,049	62,792
Collateralized mortgage obligations:		
Residential	553,039	187,394
Commercial	70,519	136,659
Municipal bonds	411,548	539,923
Corporate debt securities	42,945	19,616
U.S. Treasury securities	19,934	23,175
Agency debentures	27,478	—
Total	$ 1,378,774	$ 1,002,522

Loans

The following table details the composition of our LHFI portfolio by dollar amount:

| | At December 31, | |
(in thousands)	2022	2021
CRE		
Non-owner occupied CRE	$ 658,085	$ 705,359
Multifamily	3,975,754	2,415,359
Construction/land development	627,663	496,144
Total	5,261,502	3,616,862
Commercial and industrial loans		
Owner occupied CRE	443,363	457,706
Commercial business	359,747	401,872
Total	803,110	859,578
Consumer loans		
Single family [1]	1,009,001	763,331
Home equity and other	352,707	303,078
Total	1,361,708	1,066,409
Total LHFI	7,426,320	5,542,849
ACL	(41,500)	(47,123)
Total LHFI less ACL	$ 7,384,820	$ 5,495,726

(1) Includes $5.9 million and $7.3 million of loans at December 31, 2022 and 2021, respectively, where a fair value option election was made at the time of origination and; therefore, are carried at fair value with changes recognized in the consolidated income statements.

The following tables show the contractual maturity of our loan portfolio by loan type:

(in thousands)	Within one year		After one year through five years		After five years		Total		Fixed-rate		Adjustable-rate
						December 31, 2022				Loans due after one year by rate characteristic	
CRE											
Non-owner occupied CRE	$	27,163	$	171,380	$	459,542	$	658,085	$	83,078	$	547,844
Multifamily		3,389		59,234		3,913,131		3,975,754		23,838		3,948,527
Construction/land development		543,108		84,555		—		627,663		30,877		53,678
Total		573,660		315,169		4,372,673		5,261,502		137,793		4,550,049
Commercial and industrial loans											
Owner occupied CRE		4,688		82,399		356,276		443,363		134,895		303,780
Commercial business		63,681		179,566		116,500		359,747		75,922		220,144
Total		68,369		261,965		472,776		803,110		210,817		523,924
Consumer loans											
Single family		67		598		1,008,336		1,009,001		385,839		623,095
Home equity and other		44		18		352,645		352,707		7,381		345,282
Total		111		616		1,360,981		1,361,708		393,220		968,377
Total LHFI	$	642,140	$	577,750	$	6,206,430	$	7,426,320	$	741,830	$	6,042,350

(in thousands)	Within one year		After one year through five years		After five years		Total		Fixed-rate		Adjustable-rate
						December 31, 2021				Loans due after one year by rate characteristic	
CRE											
Non-owner occupied CRE	$	21,514	$	150,110	$	533,735	$	705,359	$	87,050	$	596,795
Multifamily		17,826		50,693		2,346,840		2,415,359		5,028		2,392,505
Construction/land development		418,649		77,495		—		496,144		31,654		45,841
Total		457,989		278,298		2,880,575		3,616,862		123,732		3,035,141
Commercial and industrial loans											
Owner occupied CRE		11,481		94,284		351,941		457,706		120,047		326,178
Commercial business		77,268		184,279		140,325		401,872		120,077		204,527
Total		88,749		278,563		492,266		859,578		240,124		530,705
Consumer loans											
Single family		206		503		762,622		763,331		318,756		444,369
Home equity and other		33		34		303,011		303,078		6,909		296,136
Total		239		537		1,065,633		1,066,409		325,665		740,505
Total LHFI	$	546,977	$	557,398	$	4,438,474	$	5,542,849	$	689,521	$	4,306,351

Loan Roll-forward

(in thousands)		2022		2021
Loans - beginning balance January 1,	$	5,542,849	$	5,244,180
Originations and advances		3,583,204		3,279,593
Transfers to LHFS		(12,361)		(392,555)
Payoffs, paydowns and other		(1,685,063)		(2,586,525)
Charge-offs and transfers to OREO		(2,309)		(1,844)
Loans - ending balance December 31,	$	7,426,320	$	5,542,849

Loan Originations and Advances

(in thousands)	Years Ended December 31,			
	2022		2021	
CRE				
Non-owner occupied CRE	$	74,235	$	86,167
Multifamily		1,855,152		1,600,133
Construction/land development		758,967		721,059
Total		2,688,354		2,407,359
Commercial and industrial loans				
Owner occupied CRE		74,639		81,066
Commercial business		192,037		334,315
Total		266,676		415,381
Consumer loans				
Single family		436,580		340,363
Home equity and other		191,594		116,490
Total		628,174		456,853
Total	$	3,583,204	$	3,279,593

Production Volumes for Sale to the Secondary Market

(in thousands)	Years Ended December 31,			
	2022		2021	
Loan originations				
Single family loans	$	573,110	$	1,961,298
Commercial and industrial and CRE loans		100,092		295,366
Loans sold				
Single family loans		693,348		2,046,811
Commercial and industrial and CRE loans [1]		145,622		773,378
Net gain on loan origination and sale activities				
Single family loans	$	13,054	$	66,850
Commercial and industrial and CRE loans [1]		4,647		25,468
Total	$	17,701	$	92,318

(1) May include loans originated as held for investment.

Capitalized Mortgage Servicing Rights ("MSRs")

(in thousands)	Years Ended December 31, 2022		Years Ended December 31, 2021	
Single Family MSRs				
Beginning balance	$	61,584	$	49,966
Additions and amortization:				
Originations		8,245		23,908
Amortization [1]		(9,951)		(19,669)
Net additions and amortization		(1,706)		4,239
Change in fair value due to assumptions [2]		16,739		7,379
Ending balance	$	76,617	$	61,584
Ratio to related loans serviced for others		1.41 %		1.11 %
Multifamily and SBA MSRs				
Beginning balance	$	39,415	$	35,774
Originations		3,533		11,222
Amortization		(7,692)		(7,581)
Ending balance	$	35,256	$	39,415
Ratio to related loans serviced for others		1.82 %		1.94 %

(1) Represents changes due to collection/realization of expected cash flows and curtailments.

(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates.

Deposits

Deposit balances and weighted average rates were as follows for the periods indicated:

	At December 31,				
	2022			2021	
(in thousands)	Amount	Weighted Average Rate		Amount	Weighted Average Rate
Deposits by product:					
Noninterest-bearing demand deposits	$ 1,399,912	— %	$	1,617,069	— %
Interest-bearing:					
Interest-bearing demand deposits	466,490	0.10 %		513,810	0.10 %
Savings	258,977	0.06 %		302,389	0.06 %
Money market	2,383,209	1.22 %		2,806,313	0.15 %
Certificates of deposit	2,943,331	3.07 %		906,928	0.51 %
Total interest-bearing deposits	6,052,007	1.98 %		4,529,440	0.21 %
Total Deposits	$ 7,451,919	1.61 %	$	6,146,509	0.15 %

The following table presents the schedule of maturities of certificates of deposit as of December 31, 2022:

(in thousands)	Three Months or Less		Over Three Months to Twelve Months		Over One Year through Three Years		Over Three Years		Total	
Time deposits of $250,000 or less	$	1,057,563	$	1,197,671	$	495,173	$	3,698	$	2,754,105
Time deposits of $250,000 or more		53,400		66,676		68,463		687		189,226
Total	$	1,110,963	$	1,264,347	$	563,636	$	4,385	$	2,943,331

Credit Risk Management: Delinquent Loans, Nonperforming Assets and Provision for Credit Losses

As of December 31, 2022, our ratio of nonperforming assets to total assets remained low at 0.13% while our ratio of total loans delinquent over 30 days to total loans was 0.29%. The Company recorded a recovery of our allowance for credit losses of $5.2 million in 2022, and the ACL for loans decreased by $5.6 million, as a result of the favorable performance of our loan portfolio, a stable low level of nonperforming assets and an improved outlook of the estimated impact of COVID-19 on our loan portfolio. In 2022, the amounts recovered were partially offset by provisions related to the growth in our loan portfolio and a $2.8 million increase in our collateral qualitative factor related to projected declines in future home prices.

Delinquent loans by loan type consisted of the following:

| | At December 31, 2022 | | | | | | |
| | Past Due and Still Accruing | | | | | | |
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
CRE							
Non- owner occupied CRE	$ —	$ —	$ —	$ —	$ —	$ 658,085	$ 658,085
Multifamily	—	—	—	—	—	3,975,754	3,975,754
Construction and land development							
Multifamily construction	—	—	—	—	—	95,117	95,117
CRE construction	—	—	—	—	—	18,954	18,954
Single family construction	—	—	—	—	—	355,554	355,554
Single family construction to permanent	—	—	—	—	—	158,038	158,038
Total	—	—	—	—	—	5,261,502	5,261,502
Commercial and industrial loans							
Owner occupied CRE	—	—	—	2,521	2,521	440,842	443,363
Commercial business	—	—	—	4,269	4,269	355,478	359,747
Total	—	—	—	6,790	6,790	796,320	803,110
Consumer loans							
Single family	4,556	1,724	4,372 [2]	2,584	13,236	995,765	1,009,001 [3]
Home equity and other	267	296	—	681	1,244	351,463	352,707
Total	4,823	2,020	4,372	3,265	14,480	1,347,228	1,361,708
Total loans	$ 4,823	$ 2,020	$ 4,372	$ 10,055	$ 21,270	$7,405,050	$7,426,320
%	0.06 %	0.03 %	0.06 %	0.14 %	0.29 %	99.71 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $10.6 million.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $5.9 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

	At December 31, 2021						
	Past Due and Still Accruing						
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
CRE							
Non- owner occupied CRE	$ —	$ —	$ —	$ —	$ —	$ 705,359	$ 705,359
Multifamily	—		—	—	—	2,415,359	2,415,359
Construction and land development							
Multifamily construction	—	—	—	—	—	37,861	37,861
CRE construction	—	—	—	—	—	14,172	14,172
Single family construction	—	—	—	—	—	296,027	296,027
Single family construction to permanent	—	—	—	—	—	148,084	148,084
Total	—	—	—	—	—	3,616,862	3,616,862
Commercial and industrial loans							
Owner occupied CRE	—	—	—	3,568	3,568	454,138	457,706
Commercial business	198	—	—	5,023	5,221	396,651	401,872
Total	198	—	—	8,591	8,789	850,789	859,578
Consumer loans							
Single family	892	820	6,717 [2]	2,802	11,231	752,100	763,331 [3]
Home equity and other	118	74	—	808	1,000	302,078	303,078
Total	1,010	894	6,717	3,610	12,231	1,054,178	1,066,409
Total loans	$ 1,208	$ 894	$ 6,717	$ 12,201	$ 21,020	$ 5,521,829	$ 5,542,849
%	0.02 %	0.02 %	0.12 %	0.22 %	0.38 %	99.62 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $8.4 million.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $7.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

Management considers the current level of the ACL to be appropriate to cover estimated lifetime losses within our LHFI portfolio. The following table presents the ACL by product type:

	December 31, 2022		December 31, 2021	
(in thousands)	Balance	Rate [1]	Balance	Rate [1]
CRE				
Non-owner occupied CRE	$ 2,102	0.32 %	$ 7,509	1.06 %
Multifamily	10,974	0.28 %	5,854	0.24 %
Construction/land development				
Multifamily construction	998	1.05 %	507	1.34 %
CRE construction	196	1.03 %	150	1.06 %
Single family construction	12,418	3.51 %	6,411	2.16 %
Single family construction to permanent	1,171	0.74 %	1,055	0.71 %
Total	27,859	0.53 %	21,486	0.59 %
Commercial and industrial loans				
Owner occupied CRE	1,030	0.23 %	5,006	1.10 %
Commercial business	3,247	0.91 %	12,273	3.39 %
Total	4,277	0.54 %	17,279	2.11 %
Consumer loans				
Single family	5,610	0.62 %	4,394	0.68 %
Home equity and other	3,754	1.06 %	3,964	1.31 %
Total	9,364	0.74 %	8,358	0.88 %
Total ACL	$ 41,500	0.57 %	$ 47,123	0.88 %

(1) The ACL rate is calculated excluding balances related to loans that are insured by the FHA or guaranteed by the VA or SBA.

Liquidity and Sources of Funds

Liquidity risk management is primarily intended to ensure we are able to maintain sources of cash to adequately fund operations and meet our obligations, including demands from depositors, draws on lines of credit and paying any creditors, on a timely and cost-effective basis, in various market conditions. Our liquidity profile is influenced by changes in market conditions, the composition of the balance sheet and risk tolerance levels. The Company has established liquidity guidelines and operating plans that detail the sources and uses of cash and liquidity.

The Company's primary sources of liquidity include deposits, loan payments and investment securities payments, both principal and interest, borrowings, and proceeds from the sale of loans and investment securities. Borrowings include advances from the FHLB, federal funds purchased and borrowing from other financial institutions. Additionally, the Company may sell stock or issue long-term debt to raise funds. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit inflows and outflows and prepayments of loans and investment securities are greatly influenced by interest rates, economic conditions and competition.

The Company's contractual cash flow obligations include the maturity of certificates of deposit, short term and long term borrowings, interest on certificates of deposit and borrowings, operating leases and fees for information technology related services and professional services. Obligations for certificates of deposit and short term borrowings are typically satisfied through the renewal of these instruments or the generation of new deposits or use of available short term borrowings. Interest payments and obligations related to leases and services are typically met by cash generated from our operations. The Company does not have any obligation to repay long term debt within the next three years.

At December 31, 2022, the Bank had available borrowing capacity of $2.6 billion from the FHLB, $340 million from the FRBSF and $1.2 billion under borrowing lines established with other financial institutions. We believe that our current unrestricted cash and cash equivalents, cash flows from operations and borrowing capacity will be sufficient to meet our liquidity needs for at least the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our liquidity needs during or beyond the next 12 months.

Cash Flows

For 2022 and 2021, cash and cash equivalents increased $7.6 million and $7.2 million, respectively. As a banking institution, the Company has extensive access to liquidity. As excess liquidity can reduce the Company's earnings and returns, the Company manages its cash positions to minimize the level of excess liquidity and does not attempt to maximize the level of cash and cash equivalents. The following discussion highlights the major activities and transactions that affected our cash flows during these periods.

Cash flows from operating activities

The Company's operating assets and liabilities are used to support our lending activities, including the origination and sale of mortgage loans. For 2022, $218 million of cash was provided by operating activities, primarily from cash proceeds from the sale of loans exceeding cash used to fund LHFS. For 2021, cash of $173 million was provided by operating activities, primarily from cash proceeds from the sale of loans exceeding cash used to fund LHFS.

Cash flows from investing activities

The Company's investing activities are primarily related to investment securities and LHFI. For 2022, cash of $2.7 billion was used in investing activities primarily for the origination of LHFI net of principal repayments, the purchase of AFS investment securities and cash distributed in the sale of branches, partially offset by proceeds from the sale of and principal payments on investment securities. For 2021, cash of $126 million was used in investing activities for the origination of LHFI net of principal repayments and the purchase of investment securities, partially offset by principal repayments of investment securities and the proceeds from the sale of LHFI and investment securities.

Cash flows from financing activities

The Company's financing activities are primarily related to deposits, net proceeds from borrowings and equity transactions. For 2022, cash of $2.4 billion was provided by financing activities from growth in deposits, increased FHLB borrowings and proceeds from our debt issuance, partially offset by, net repayment of short-term borrowings, repurchases of and dividends paid on our common stock. For 2021, cash of $40 million was used in financing activities from net repayment of short-term borrowings, repurchases of and dividends paid on our common stock, partially offset by growth in deposits.

Capital Resources and Dividends

The capital rules applicable to United States based bank holding companies and federally insured depository institutions ("Capital Rules") require the Company (on a consolidated basis) and the Bank (on a stand-alone basis) to meet specific capital adequacy requirements that, for the most part, involve quantitative measures, primarily in terms of the ratios of their capital to their assets, liabilities, and certain off-balance sheet items, calculated under regulatory accounting practices. In addition, prompt corrective action regulations place a federally insured depository institution, such as the Bank, into one of five capital categories on the basis of its capital ratios: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; or (v) critically undercapitalized. A depository institution's primary federal regulatory agency may determine that, based on certain qualitative assessments, the depository institution should be assigned to a lower capital category than the one indicated by its capital ratios. At each successive lower capital category, a depository institution is subject to greater operating restrictions and increased regulatory supervision by its federal bank regulatory agency.

The following tables set forth the capital and capital ratios of HomeStreet Inc. (on a consolidated basis) and HomeStreet Bank as of the dates indicated below, as compared to the respective regulatory requirements applicable to them:

| | At December 31, 2022 | | | | | |
| | Actual | | For Minimum Capital Adequacy Purposes | | To Be Categorized As "Well Capitalized" | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 693,112	7.25 %	$ 382,467	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	633,112	8.72 %	326,876	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	693,112	9.54 %	435,834	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	837,828	11.53 %	581,112	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 822,891	8.63 %	$ 381,506	4.0 %	$ 476,883	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	822,891	11.92 %	310,582	4.5 %	448,618	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	822,891	11.92 %	414,109	6.0 %	552,146	8.0 %
Total risk-based capital (to risk-weighted assets)	868,993	12.59 %	552,146	8.0 %	690,182	10.0 %

| | At December 31, 2021 | | | | | |
| | Actual | | For Minimum Capital Adequacy Purposes | | To Be Categorized As "Well Capitalized" | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 723,232	9.94 %	$ 291,098	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	663,232	10.84 %	275,281	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	723,232	11.82 %	367,041	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	774,695	12.66 %	489,388	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 727,753	10.11 %	$ 287,990	4.0 %	$ 359,988	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	727,753	12.87 %	254,442	4.5 %	367,527	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	727,753	12.87 %	339,256	6.0 %	452,341	8.0 %
Total risk-based capital (to risk-weighted assets)	778,723	13.77 %	452,341	8.0 %	565,426	10.0 %

At each of the dates set forth in the above table, the Company exceeded the minimum required capital ratios applicable to it and the Bank's capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. In addition to the minimum capital ratios, both the Company and the Bank are required to maintain a "conservation buffer" consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. The required ratios for capital adequacy set forth in the above table do not include the Capital Rules' additional capital conservation buffer, though each of the Company and the Bank maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2022, capital conservation buffers for the Company and the Bank were 3.53% and 4.59%, respectively.

The Company paid a quarterly cash dividend of $0.35 per common share in each quarter of 2022. It is our current intention to continue to pay quarterly dividends and the Company has declared a cash dividend of $0.35 per common share payable on February 22, 2023. The amount and declaration of future cash dividends are subject to approval by our Board of Directors and certain statutory requirements and regulatory restrictions.

Other than the acquisition of three branches in southern California, which closed in the first quarter of 2023, whereby we purchased $5.2 million of land and buildings, we had no material commitments for capital expenditures as of December 31, 2022. However, we intend to take advantage of opportunities that may arise in the future to grow our businesses, which may include opening additional offices or acquiring complementary businesses that we believe will provide us with attractive risk-adjusted returns. As a result, we may seek to obtain additional borrowings and to sell additional shares of our common stock to raise funds which we might need for these purposes. There is no assurance, however, that, if required, we will succeed in obtaining additional borrowings or selling additional shares of our common stock on terms that are acceptable to us, if at all, as this will depend on market conditions and other factors outside of our control, as well as our future results of operations.

Accounting Developments

See Financial Statements and Supplementary Data - Note 1, *Summary of Significant Accounting Policies* for a discussion of accounting developments.

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP measures of financial performance. In this Annual Report on Form 10-K, we use the following non-GAAP measures: (i) tangible common equity and tangible assets as we believe this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of capital ratios; and (ii) an efficiency ratio which is the ratio of noninterest expense to the sum of net interest income and noninterest income, excluding certain items of income or expense and excluding taxes incurred and payable to the state of Washington as such taxes are not classified as income taxes and we believe including them in noninterest expense impacts the comparability of our results to those companies whose operations are in states where assessed taxes on business are classified as income taxes.

These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures provided by other companies in our industry. Non-GAAP financial measures are not in accordance with, or an alternative for, GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company's performance that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. A non-GAAP financial measure may also be a financial metric that is not required by GAAP or other applicable requirements.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by providing additional information used by management that is not otherwise required by GAAP or other applicable requirements. Our management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing our operating results and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate a comparison of our performance to prior periods. We believe these measures are frequently used by securities analysts, investors and other parties in the evaluation of companies in our industry. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures prepared in accordance with GAAP. In the information below, we have provided reconciliations of, where applicable, the most comparable GAAP financial measures to the non-GAAP measures used in this Annual Report, or the calculation of the non-GAAP financial measures.

Reconciliations of non-GAAP results of operations to the nearest comparable GAAP measures or the calculation of the non-GAAP financial measures:

(in thousands, except ratio)	For the Year Ended			
		2022		2021
Return on average tangible equity (annualized)				
Average shareholders' equity	$	617,469	$	725,802
Less: Average goodwill and other intangibles		(30,930)		(32,337)
Average tangible equity		586,539		693,465
Net income	$	66,540	$	115,422
Adjustments (tax effected):				
Amortization on core deposit intangibles		751		923
Tangible income applicable to shareholders	$	67,291	$	116,345
Ratio		11.5 %		16.8 %
Efficiency ratio				
Noninterest expense				
Total	$	205,419	$	215,343
Adjustments:				
Legal fees recovery		—		1,900
State of Washington taxes		(2,311)		(2,423)
Adjusted total	$	203,108	$	214,820
Total revenues				
Net interest income	$	233,307	$	227,057
Noninterest income		51,570		119,975
Gain on sale of branches		(4,270)		—
Total	$	280,607	$	347,032
Ratio		72.4 %		61.9 %

(in thousands, except share data)	As of			
		December 31, 2022		December 31, 2021
Tangible book value per share				
Shareholders' equity	$	562,147	$	715,339
Less: goodwill and other intangibles		(29,980)		(31,709)
Tangible shareholder's equity	$	532,167	$	683,630
Common shares outstanding		18,730,380		20,085,336
Computed amount	$	28.41	$	34.04
Tangible common equity to tangible assets				
Tangible shareholder's equity (per above)	$	532,167	$	683,630
Tangible assets				
Total assets	$	9,364,760	$	7,204,091
Less: Goodwill and other intangibles		(29,980)		(31,709)
Net	$	9,334,780	$	7,172,382
Ratio		5.7 %		9.5 %

ITEM 7A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Management

Market risk is defined as the sensitivity of income, fair value measurements and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices. The primary market risks that we are exposed to are price and interest rate risks. Price risk is defined as the risk to current or anticipated earnings or capital arising from changes in the value of either assets or liabilities that are entered into as part of distributing or managing risk. Interest rate risk is defined as risk to current or anticipated earnings or capital arising from movements in interest rates.

For the Company, price and interest rate risks arise from the financial instruments and positions we hold. This includes loans, MSRs, investment securities, deposits, borrowings, long-term debt and derivative financial instruments. Due to the nature of our current operations, we are not subject to foreign currency exchange or commodity price risk. Our real estate loan portfolio is subject to risks associated with the local economies of our various markets, in particular, the regional economy of the western United States, including Hawaii.

The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities are the principal items affecting net interest income. Changes in net interest rates (interest rate risk) are influenced to a significant degree by the repricing characteristics of assets and liabilities (timing risk), the relationship between various rates (basis risk), customer options (option risk) and changes in the shape of the yield curve (time-sensitive risk). We manage the available-for-sale investment securities portfolio while maintaining a balance between risk and return. The Company's funding strategy is to grow core deposits while we efficiently supplement using wholesale borrowings.

We estimate the sensitivity of our net interest income to changes in market interest rates using an interest rate simulation model that includes assumptions related to the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments for multiple interest rate change scenarios. Interest rate sensitivity depends on certain repricing characteristics in our interest-earnings assets and interest-bearing liabilities, including the maturity structure of assets and liabilities and their repricing characteristics during the periods of changes in market interest rates. Effective interest rate risk management seeks to ensure both assets and liabilities respond to changes in interest rates within an acceptable timeframe, minimizing the impact of interest rate changes on net interest income and capital. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities, at a point in time, that are subject to repricing at various time horizons, known as interest rate sensitivity gaps.

The following table presents sensitivity gaps for these different intervals:

(dollars in thousands)	3 Mos. or Less	More Than 3 Mos. to 6 Mos.	More Than 6 Mos. to 12 Mos.	More Than 12 Mos. to 3 Yrs.	More Than 3 Yrs. to 5 Yrs.	More Than 5 to 15 Yrs.	More Than 15 Yrs.	Non-Rate-Sensitive	Total
December 31, 2022									
Interest-earning assets									
Cash & cash equivalents	$ 72,828	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 72,828
FHLB Stock	714	—	—	18,000	22,000	—	8,591	—	49,305
Investment securities [1]	162,321	127,310	144,114	235,431	109,509	554,470	67,057	—	1,400,212
LHFS	17,327	—	—	—	—	—	—	—	17,327
LHFI [1]	1,248,276	370,142	508,842	1,611,552	1,971,290	1,694,387	21,831	—	7,426,320
Total	1,501,466	497,452	652,956	1,864,983	2,102,799	2,248,857	97,479	—	8,965,992
Noninterest-earning assets	—	—	—	—	—	—	—	398,768	398,768
Total assets	$ 1,501,466	$ 497,452	$ 652,956	$ 1,864,983	$ 2,102,799	$ 2,248,857	$ 97,479	$ 398,768	$ 9,364,760
Interest-bearing liabilities									
Demand deposit accounts [2]	$ 466,490	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 466,490
Savings accounts [2]	258,977	—	—	—	—	—	—	—	258,977
Money market accounts [2]	2,383,209	—	—	—	—	—	—	—	2,383,209
Certificates of deposit	1,110,963	625,154	639,193	563,636	3,938	447	—	—	2,943,331
FHLB advances	16,000	—	—	450,000	550,000	—	—	—	1,016,000
Long-term debt [3]	61,229	—	—	—	163,175	—	—	—	224,404
Total	4,296,868	625,154	639,193	1,013,636	717,113	447	—	—	7,292,411
Noninterest-bearing liabilities	—	—	—	—	—	—	—	1,510,202	1,510,202
Shareholders' Equity	—	—	—	—	—	—	—	562,147	562,147
Total liabilities and shareholders' equity	$ 4,296,868	$ 625,154	$ 639,193	$ 1,013,636	$ 717,113	$ 447	$ —	$ 2,072,349	$ 9,364,760
Interest sensitivity gap	$ (2,795,402)	$ (127,702)	$ 13,763	$ 851,347	$ 1,385,686	$ 2,248,410	$ 97,479		
Cumulative interest rate sensitivity gap									
Total	$ (2,795,402)	$ (2,923,104)	$ (2,909,341)	$ (2,057,994)	$ (672,308)	$ 1,576,102	$ 1,673,581		
As a % of total assets	(30)%	(31)%	(31)%	(22)%	(7)%	17 %	18 %		
As a % of cumulative interest-bearing liabilities	35 %	41 %	48 %	69 %	91 %	122 %	123 %		

(1) Based on contractual maturities, repricing dates and forecasted principal payments assuming normal amortization and, where applicable, prepayments.

(2) Assumes 100% of interest-bearing non-maturity deposits are subject to repricing in three months or less.

(3) Based on contractual maturity.

As of December 31, 2022, the Company is considered liability-sensitive as exhibited by the gap table and our net interest income sensitivity analysis.

Changes in the mix of interest-earning assets or interest-bearing liabilities can either increase or decrease the net interest margin, without affecting interest rate sensitivity. In addition, the interest rate spread between an earning asset and its funding liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thereby impacting net interest income. This characteristic is referred to as basis risk. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our actual exposure to changes in interest rates.

The estimated impact on our net interest income over a time horizon of one year and the change in net portfolio value as of December 31, 2022 and 2021 are provided in the table below. For the scenarios shown, the interest rate simulation assumes an instantaneous and sustained shift in market interest rates and no change in the composition or size of the balance sheet.

Change in Interest Rates (basis points) [1]	December 31, 2022		December 31, 2021	
	Percentage Change			
	Net Interest Income [2]	Net Portfolio Value [3]	Net Interest Income [2]	Net Portfolio Value [3]
+200	(1.7)%	(24.1)%	7.8 %	(5.0)%
+100	(0.7)%	(12.1)%	3.5 %	(2.8)%
-100	0.5 %	10.3 %	(1.3)%	1.9 %
-200	0.2 %	18.1 %	(2.5)%	(4.9)%

(1) For purposes of our model, we assume interest rates will not go below zero. This "floor" limits the effect of a potential negative interest rate shock in a low rate environment.

(2) This percentage change represents the impact to net interest income for a one-year period, assuming there is no change in the structure of the balance sheet.

(3) This percentage change represents the impact to the net present value of equity, assuming there is no change in the structure of the balance sheet.

The changes in interest rate sensitivity between December 31, 2022 and 2021 reflected the impact of higher market interest rates, a flatter yield curve and changes to overall balance sheet composition. Some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. We do not allow for negative rate assumptions in our model, but actual results in extreme interest rate decline scenarios may result in negative rate assumptions which may cause the modeling results to be inherently unreliable. In addition, the simulation model does not take into account any future actions that we could undertake to mitigate an adverse impact due to changes in interest rates from those expected, in the actual level of market interest rates or competitive influences on our deposits.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of HomeStreet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HomeStreet, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses for Loans Held for Investment — Economic Qualitative Factor — Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The Company accounts for its allowance for credit losses ("ACL") for loans held for investment in accordance with Accounting Standards Update No. 2016-13, Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement of the current expected credit losses for financial assets held at the reporting date. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loans. Management estimates the ACL balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses.

The Company's ACL model uses statistical analysis to determine life of loan default rates for the quantitative component and analyzes qualitative factors ("Q-Factors") that assess the current loan portfolio and forecasted economic environment. The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. The significant qualitative adjustment relates to the economic Q-Factor.

We identified the estimate of the current conditions and reasonable and supportable forecast within the economic Q-Factor as a critical audit matter because of the significant judgment applied by management in determining the qualitative adjustment.

Auditing the Company's qualitative adjustment for the economic Q-Factor required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the portion of the ACL attributable to the economic Q-Factor included the following:

- We tested the effectiveness of controls over Q-Factor adjustments within the ACL model, including management's review of the economic Q-Factor.
- We assessed the appropriateness of the framework for the Q-Factor adjustments.
- We tested the mathematical accuracy of Q-Factor adjustments within the ACL model.
- We evaluated management's forecasts used in its qualitative adjustments by comparing the forecasts to relevant external data.
- We tested management's process to evaluate the relationship between changes in economic data and historical credit losses and to determine qualitative adjustments attributable to the economic Q-Factor by evaluating whether, and to what extent, the current and forecasted conditions warranted a qualitative adjustment.

Single Family Mortgage Servicing Rights — Projected Prepayment Speed and Discount Rate Assumptions — Refer to Notes 1, 9, and 13 to the financial statements

Critical Audit Matter Description

The Company initially records, and subsequently measures, single family mortgage servicing rights ("MSRs") at fair value and categorizes its single family MSRs as "Level 3" financial instruments. Management uses a valuation model that calculates the present value of estimated future net servicing cash flows to estimate the fair value of single family MSRs. Changes in the fair value of single family MSRs result from changes in (1) model inputs and assumptions and (2) modeled amortization, representing the collection and realization of expected cash flows and curtailments over time. The significant model inputs used to estimate the fair value of single family MSRs include assumptions regarding projected prepayment speeds and discount rates. The Company's methodology for estimating the fair value of single family MSRs is highly sensitive to changes in these assumptions.

We identified the projected prepayment speed and discount rate assumptions used in the single family MSRs valuation as a critical audit matter because of the significant judgment applied by management in determining these assumptions. Auditing the Company's single family MSRs valuation required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists to evaluate the reasonableness of management's assumptions related to the selection of projected prepayment speeds and discount rates used in the valuation of the single family MSRs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the reasonableness of projected prepayment speed and discount rate assumptions used in the valuation of the single family MSRs included the following:

- We tested the effectiveness of controls over the fair value of single family MSRs, including controls over management's review of the projected prepayment speeds and discount rates.
- We compared management's estimate of fair value for selected pools of single family MSRs to a fair value estimate independently determined by our fair value specialists using projected prepayment speeds and discount rates obtained from market survey data.
- We compared management's single family MSR fair value estimate and projected prepayment speed and discount rate assumptions to a third-party valuation report for the same portfolio.
- We performed analytical procedures to compare changes in certain interest and mortgage rates to changes in single family MSR values and projected prepayment speeds.

/s/ Deloitte & Touche LLP

Seattle, Washington
March 3, 2023

We have served as the Company's auditor since 2013.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)		At December 31, 2022		At December 31, 2021
ASSETS				
Cash and cash equivalents	$	72,828	$	65,214
Investment securities		1,400,212		1,006,691
Loans held for sale ("LHFS")		17,327		176,131
Loans held for investment ("LHFI") (net of allowance for credit losses of $41,500 and $47,123)		7,384,820		5,495,726
Mortgage servicing rights ("MSRs")		111,873		100,999
Premises and equipment, net		51,172		58,154
Other real estate owned ("OREO")		1,839		735
Goodwill and other intangible assets		29,980		31,709
Other assets		294,709		268,732
Total assets	$	9,364,760	$	7,204,091
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits	$	7,451,919	$	6,146,509
Borrowings		1,016,000		41,000
Long-term debt		224,404		126,026
Accounts payable and other liabilities		110,290		175,217
Total liabilities		8,802,613		6,488,752
Commitments and contingencies (Note 10)				
Shareholders' equity:				
Common stock, no par value, authorized 160,000,000 shares; issued and outstanding, 18,730,380 shares and 20,085,336 shares		226,592		249,856
Retained earnings		435,085		444,343
Accumulated other comprehensive income (loss)		(99,530)		21,140
Total shareholders' equity		562,147		715,339
Total liabilities and shareholders' equity	$	9,364,760	$	7,204,091

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(in thousands, except share and per share data)		Years Ended December 31,				
		2022		2021		2020
Interest income:						
Loans	$	266,841	$	222,166	$	228,999
Investment securities		33,825		21,560		21,786
Cash, Fed Funds and other		3,622		569		1,227
Total interest income		304,288		244,295		252,012
Interest expense:						
Deposits		32,013		11,411		33,797
Borrowings		38,968		5,827		9,553
Total interest expense		70,981		17,238		43,350
Net interest income		233,307		227,057		208,662
Provision for credit losses		(5,202)		(15,000)		20,469
Net interest income after provision for credit losses		238,509		242,057		188,193
Noninterest income:						
Net gain on loan origination and sale activities		17,701		92,318		122,564
Loan servicing income		12,388		7,233		9,491
Deposit fees		8,875		8,068		7,083
Other		12,606		12,356		10,226
Total noninterest income		51,570		119,975		149,364
Noninterest expense:						
Compensation and benefits		115,533		132,015		136,826
Occupancy		24,528		23,832		35,323
Information services		29,981		27,913		30,004
General, administrative and other		35,377		31,583		33,510
Total noninterest expense		205,419		215,343		235,663
Income before income taxes		84,660		146,689		101,894
Income tax expense		18,120		31,267		21,904
Net income	$	66,540	$	115,422	$	79,990
Net income per share						
Basic	$	3.51	$	5.53	$	3.50
Diluted	$	3.49	$	5.46	$	3.47
Weighted average shares outstanding:						
Basic		18,931,107		20,885,509		22,867,268
Diluted		19,041,111		21,143,414		23,076,822

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	Years Ended December 31,					
	2022		2021		2020	
Net income	$	66,540	$	115,422	$	79,990
Other comprehensive income (loss):						
Unrealized gain (loss) on investment securities available for sale ("AFS")		(158,499)		(17,934)		39,627
Reclassification for net (gains) losses included in income		(24)		(62)		(341)
Other comprehensive income (loss) before tax		(158,523)		(17,996)		39,286
Income tax impact of:						
Unrealized gain (loss) on investment securities AFS		(37,847)		(3,766)		8,322
Reclassification for net (gains) losses included in income		(6)		(13)		(72)
Total		(37,853)		(3,779)		8,250
Other comprehensive income (loss)		(120,670)		(14,217)		31,036
Total comprehensive income (loss)	$	(54,130)	$	101,205	$	111,026

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share data)	Number of shares	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2019	23,890,855	$ 300,729	$ 374,673	$ 4,321	$ 679,723
Net income	—	—	79,990	—	79,990
Share-based compensation expense	—	2,693	—	—	2,693
Common stock issued - Option exercise; stock grants	140,386	782	—	—	782
Cumulative effect of adoption of new accounting standards	—	—	(3,740)	—	(3,740)
Other comprehensive income (loss)	—	—	—	31,036	31,036
Dividends declared ($0.60 per share)	—	—	(13,865)	—	(13,865)
Common stock repurchased	(2,234,337)	(25,699)	(33,170)	—	(58,869)
Balance, December 31, 2020	21,796,904	278,505	403,888	35,357	717,750
Net income	—	—	115,422	—	115,422
Share-based compensation expense	—	3,398	—	—	3,398
Common stock issued - Option exercise; stock grants	260,267	2,418	—	—	2,418
Other comprehensive income (loss)	—	—	—	(14,217)	(14,217)
Dividends declared ($1.00 per share)	—	—	(21,338)	—	(21,338)
Common stock repurchased	(1,971,835)	(34,465)	(53,629)	—	(88,094)
Balance, December 31, 2021	20,085,336	249,856	444,343	21,140	715,339
Net income	—	—	66,540	—	66,540
Share-based compensation expense	—	4,106	—	—	4,106
Common stock issued - Stock grants	143,369	—	—	—	—
Other comprehensive income (loss)	—	—	—	(120,670)	(120,670)
Dividends declared ($1.40 per share)	—	—	(26,847)	—	(26,847)
Common stock repurchased	(1,498,325)	(27,370)	(48,951)	—	(76,321)
Balance, December 31, 2022	18,730,380	$ 226,592	$ 435,085	$ (99,530)	$ 562,147

See accompanying notes to consolidated financial statements.

HOMESTREET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 66,540	$ 115,422	$ 79,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	(5,202)	(15,000)	20,469
Depreciation and amortization, premises and equipment	9,707	9,908	9,438
Amortization of premiums and discounts: investment securities, deposits, debt	3,126	6,002	9,013
Operating leases: excess of payments over amortization	(4,081)	(4,029)	(3,488)
Amortization of finance leases	580	1,066	1,277
Amortization of core deposit intangibles	963	1,171	1,372
Amortization of deferred loan fees and costs	(1,182)	(8,569)	1,195
Share-based compensation expense	4,106	3,398	2,693
Lease impairment costs	—	—	10,873
Deferred income tax expense (benefit)	(12,996)	7,884	(10,065)
Loss on debt extinguishment	—	—	1,492
Origination of LHFS	(670,905)	(2,251,090)	(2,453,110)
Proceeds from sale of LHFS	831,095	2,379,116	2,407,287
Net fair value adjustment and gain on sale of LHFS	6,450	(42,358)	(81,439)
Origination of MSRs	(11,778)	(34,445)	(31,012)
Net gain on sale of loans originated as LHFI	(88)	(11,377)	(6,895)
Change in fair value of MSRs	(6,788)	12,290	37,567
Amortization of servicing rights	7,692	7,581	5,657
Gain on sale of branches	(4,270)	—	—
Net change in trading securities	(18,989)	—	—
(Increase) decrease in other assets	17,797	(5,796)	(39,069)
Increase (decrease) in accounts payable and other liabilities	6,551	1,861	11,210
Net cash provided by (used in) operating activities	218,328	173,035	(25,545)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investment securities	(759,501)	(179,398)	(373,264)
Proceeds from sale of investment securities	98,915	28,187	62,378
Principal payments on investment securities	125,848	197,253	208,610
Proceeds from sale of OREO	952	541	650
Proceeds from sale of loans originated as LHFI	4,613	504,584	576,388
Purchase of LHFI	—	—	(20,124)
Net cash provided by disposal of discontinued operations	—	—	2,800
Net cash distributed in sale of branches	(138,756)	—	—
Net increase in LHFI	(1,940,489)	(683,822)	(690,302)
Proceeds from sale of premises and equipment	—	—	1,460
Purchases of premises and equipment	(6,786)	(2,941)	(3,298)
Proceeds from sale of Federal Home Loan Bank stock	147,486	109,484	145,801
Purchases of Federal Home Loan Bank stock	(186,430)	(99,526)	(143,721)
Net cash used in investing activities	(2,654,148)	(125,638)	(232,622)

(in thousands)		Years Ended December 31,				
		2022		2021		2020
CASH FLOWS FROM FINANCING ACTIVITIES:						
Increase in deposits, net	$	1,472,834	$	347,867	$	481,464
Changes in short-term borrowings, net		(25,000)		(281,800)		(143,200)
Proceeds from other long-term borrowings		1,000,000		50,000		—
Repayment of other long-term borrowings		—		(50,000)		(7,082)
Proceeds from debt issuance, net		98,036		—		—
Repayment of finance lease principal		(589)		(1,070)		(1,209)
Repurchases of common stock		(75,000)		(84,154)		(58,009)
Proceeds from exercise of stock options		—		263		237
Dividends paid on common stock		(26,847)		(21,338)		(13,865)
Net cash provided by (used in) financing activities		2,443,434		(40,232)		258,336
Net increase in cash and cash equivalents		7,614		7,165		169
Cash and cash equivalents, beginning of year		65,214		58,049		57,880
Cash and cash equivalents, end of year	$	72,828	$	65,214	$	58,049
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:						
Cash paid during the period for:						
Interest	$	66,364	$	17,303	$	44,466
Federal and state income taxes		5,201		34,429		20,992
Non-cash activities:						
LHFI foreclosed and transferred to OREO		1,160		—		370
Loans transferred from LHFI to LHFS, net		12,361		392,555		569,534
Ginnie Mae loans recognized with the right to repurchase, net		—		—		92,366
Ginnie Mae loans derecognized with the right to repurchase, net		5,424		89,408		—
Repurchase of common stock - award shares		1,321		3,940		860

See accompanying notes to consolidated financial statements.

HomeStreet, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

HomeStreet, Inc., a State of Washington corporation organized in 1921, (the "Corporation"), is a Washington-based diversified financial services holding company whose operations are primarily conducted through its wholly owned subsidiaries (collectively the "Company") HomeStreet Capital Corporation, HomeStreet Statutory Trusts and HomeStreet Bank (the "Bank"), and the Bank's subsidiaries, Continental Escrow Company, HomeStreet Foundation, HS Properties, Inc., HS Evergreen Corporate Center LLC, Union Street Holdings LLC and HomeStreet Mortgage Depositor, Inc. The Company is principally engaged in commercial banking, mortgage banking and consumer/retail banking activities serving customers primarily in the Western United States.

The Bank, the Company's principal operating subsidiary, is engaged in commercial banking, mortgage banking and consumer/retail banking activities. The Bank was incorporated in the State of Washington in 1986, and, as a state-chartered non-member commercial bank, is subject to examination by the State of Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC").

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The Company allocates resources and assesses financial performance on a consolidated basis and therefore has one reporting segment. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Reclassifications

Certain amounts in the financial statements from prior periods have been reclassified to conform to the current financial statement presentation. These reclassifications had no effect on prior years' net income or stockholders' equity.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, certificates of deposits with original maturities of less than ninety days, investment securities with original maturities of less than ninety days and federal funds sold. The Bank maintains most of its excess cash at the Federal Reserve Bank of San Francisco ("FRBSF"), with well-capitalized correspondent banks or with other depository institutions at amounts less than the FDIC insured limits. Restricted cash of $6.7 million and $8.1 million at December 31, 2022 and 2021, respectively, is included in cash and cash equivalents.

Investment Securities

Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Investments not classified as trading securities nor as held-to-maturity ("HTM") securities are classified as AFS securities and recorded at fair value. Unrealized gains or losses on AFS securities are excluded from net income and reported net of taxes as a separate component of other comprehensive income included in shareholders' equity. Purchase premiums and discounts are recognized in interest income using the effective interest method over the contractual life of the securities. Purchase premiums or discounts related to mortgage-backed securities are amortized or accreted using projected prepayment speeds. Gains and losses on the sale of AFS securities are recorded on the trade date and are determined using the specific identification method.

Trading securities, consisting of US Treasury notes, are used as economic hedges of our mortgage servicing rights, which are carried at fair value and included as investment securities on the balance sheet. Net gain or loss on trading securities, are included in loan servicing income in the consolidated income statements.

The Company evaluates AFS securities in an unrealized loss position at the end of each quarter to determine whether the decline in value is temporary or permanent. An unrealized loss exists when the fair value of an individual security is less than its amortized cost basis. When qualitative factors indicate that a credit loss may exist, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. The Company recognizes an allowance for credit loss ("ACL") if a loss is considered to exist, measured as the difference between the present value of expected cash flows and the amortized cost basis of the security, limited by the amount that the security's fair value is less than its amortized cost basis. The Company does not believe any of these securities that were in an unrealized loss position at December 31, 2022 or 2021 have a credit loss impairment.

The Company evaluates HTM securities at the end of each quarter to determine if any expected credit losses exist. The Company does not believe any expected credit losses exist for these securities as of December 31, 2022 and 2021.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank of Des Moines ("FHLB"), and as such, is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are recorded as a component of interest income.

LHFS

Loans originated for sale in the secondary market or designated for whole loan sales are classified as LHFS. Management has elected the fair value option for all single family LHFS (originated with the intent to market for sale) and records these loans at fair value. Gains and losses from changes in fair value on LHFS are recognized in net gain on mortgage loan origination and sale activities within noninterest income. Direct loan origination costs and fees for single family loans originated as held for sale are recognized as noninterest expenses.

Multifamily and Small Business Administration ("SBA") LHFS are accounted for at the lower of amortized cost or fair value ("LOCOM"). LOCOM valuations are performed quarterly or at the time of transfer to or from LHFS. Related gains and losses are recognized in net gain on mortgage loan origination and sale activities. Direct loan origination costs and fees for multifamily and SBA loans classified as held for sale are deferred at origination and recognized in earnings at the time of sale.

LHFI

LHFI are reported at the principal amount outstanding, net of cumulative charge-offs, interest applied to principal (for loans accounted for using the cost recovery method), unamortized net deferred loan origination fees and costs and unamortized premiums or discounts on purchased loans. When a loan is designated as held for investment, the intent is to hold these loans for the foreseeable future or until maturity or pay-off. If subsequent changes occur as part of the balance sheet management process, the Company may change its intent to hold these loans. Once a determination has been made to sell such loans, they are transferred to LHFS and carried at the lower of amortized cost or fair value. Interest on loans is recognized at the contractual rate of interest and is only accrued if deemed collectible. Deferred fees and costs and premiums and discounts are amortized over the contractual terms of the underlying loans using the constant effective yield (the interest method) or straight-line method.

Nonaccrual Loans

Loans for which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are placed on nonaccrual status when the full and timely collection of principal and interest is doubtful, generally when the loan becomes 90 days or more past due for principal or interest payment or if part of the principal balance has been charged off. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. All payments received on nonaccrual loans are accounted for using the cost recovery method. Under the cost recovery method, all cash collected is applied first to reduce the outstanding principal balance. A loan may be returned to accrual status if all delinquent principal and interest payments are brought current and the collectability of the remaining principal and interest payments in accordance with the loan agreement is reasonably assured. Loans whose repayments are insured by the Federal Housing Administration ("FHA"), guaranteed by the Department of Veterans' Affairs ("VA") or Ginnie Mae ("GNMA") are maintained on accrual status even if 90 days or more past due.

Modifications for Financially Distressed Borrowers ("MFDB")

The Company provides MFDBs which may include other than insignificant delays in payment of amounts due, extension of the terms of the notes or reduction in the interest rates on the notes. In certain instances, the Company may grant more than one type of modification. The granting of modifications for the year ended December 31, 2022 did not have a material impact on the ACL.

When a borrower experiences financial difficulty, we sometimes modify or restructure loans, which may include delays in payment of amounts due, extension of the terms of the notes or a reduction in the interest rates on the notes. These loans are classified as MFDBs. MFDBs are loans modified for the purpose of alleviating temporary impairments to the borrower's financial condition or cash flows. A workout plan between us and the borrower is designed to provide a bridge for borrower cash flow shortfalls in the near term.

ACL for LHFI

The ACL for LHFI is a valuation account that is deducted from the loans amortized cost basis to present the net amount expected to be collected on the loans. Loan balances are charged off against the ACL when management believes the non-collectability of a loan balance is confirmed. Recoveries are recorded as an increase to the ACL for LHFI to the extent they do not exceed the related charge-off amounts. The ACL for LHFI, as reported in our consolidated balance sheets, is adjusted by a provision for credit losses and reduced by the charge-offs of loan amounts, net of recoveries.

Management estimates the ACL balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix or delinquency levels or other relevant factors.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of its two loan portfolios, the consumer loan portfolio and the commercial loan portfolio. These two portfolios are further disaggregated into loan pools, the level at which credit risk is monitored. When computing ACL levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts. Determining the appropriateness of the ACL is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, based on the factors and forecasts then prevailing, may result in material changes in the ACL and provision for credit losses.

Credit Loss Measurement

The ACL level is influenced by current conditions related to loan volumes, loan asset quality ratings ("AQR") migration or delinquency status, historic loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses has two basic components: first, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans.

The Company's ACL model methodology is to build a reserve rate using historical life of loan default rates combined with assessments of current loan portfolio information and current and forecasted economic environment and business cycle information. The model uses statistical analysis to determine the life of loan default rates for the quantitative component and analyzes qualitative factors (Q-Factors) that assess the current loan portfolio conditions and forecasted economic environment and collateral values. Below is the general overview our ACL model.

Loans that Share Similar Risk Characteristics with Other Loans

For loans that share similar risk characteristics, loans are segregated into loan pools based on similar risk characteristics, like product types or areas of risk concentration to estimate the ACL.

Historical Loss Rates

The Company analyzed loan data from a full economic cycle, to the extent that data was available, to calculate life of loan loss rates. Based on the current economic environment and available loan level data, it was determined the Loss Horizon Period ("LHP") should begin prior to the economic recession that began in 2007. The Company monitors and reviews the LHP on an annual basis to determine appropriate time frames to be included based on economic indicators.

Under current expected credit losses methodology ("CECL"), the Company groups pools of loans by similar risk characteristics. Using these pools, sub-pools are established at a more granular level incorporating delinquency status and original FICO or original LTV (for consumer loans) and risk ratings (for commercial loans). Using the pool and sub-pool structure, cohorts are established historically on a quarterly basis containing the population in these sets as of that point in time. After the establishment of these cohorts, the loans within the cohorts are then tracked from that point forward to establish long-term Probability of Default ("PD") at the sub-pool level and Loss Given Default ("LGD") for the pool level. These historical cohorts and their PD/LGD outcomes are then averaged together to establish expected PDs and LGDs for each sub-pool.

Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Company has defined default events as the first dollar of loss. If a loan in the cohort has experienced a default event over the LHP then the balance of the loan at the time of cohort establishment becomes part of the numerator of the PD calculation. The Loss Given Probability of Default ("LGPD") or Expected Loss ("EL") is the weighted average PD for each sub-pool cohort times the average LGD for each pool. The output from the model then is a series of EL rates for each loan sub-pool, which are applied to the related outstanding balances for each loan sub-pool to determine the ACL reserve based on historical loss rates.

Q-Factors

The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. The Company has established a methodology for adjusting historical expected loss rates based on these more recent or forecasted changes. The Q-Factor methodology is based on a blend of quantitative analysis and management judgment and reviewed on a quarterly basis.

Each of the thirteen factors in the FASB standard were analyzed for common risk characteristics and grouped into seven consolidated Q-Factors as listed below:

Qualitative Factor	Financial Instruments - Credit Losses
Portfolio Credit Quality	The borrower's financial condition, credit rating, credit score, asset quality or business prospects
	The borrower's ability to make scheduled interest or principal payments
	The volume and severity of past due financial assets and the volume and severity of adversely classified or rated financial assets
Remaining Payments	The remaining payment terms of the financial assets
	The remaining time to maturity and the timing and extent of payments on the financial assets
Volume & Nature	The nature and volume of the entity's financial assets
Collateral Values	The value of underlying collateral on financial assets in which the collateral-dependent practical expedient has not been utilized
Economic	The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: changes and expected changes in national, regional and local economic and business conditions and developments in which the entity operates, including the condition and expected condition of various market segments
Credit Culture	The entity's lending policies and procedures, including changes in lending strategies, underwriting standards, collection, write-off and recovery practices, as well as knowledge of the borrower's operations or the borrower's standing in the community
	The quality of the entity's credit review system
	The experience, ability and depth of the entity's management, lending staff, and other relevant staff
Business Environment	The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: regulatory, legal, or technological environment to which the entity has exposure
	The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: changes and expected changes in the general market condition of either the geographical area or the industry to which the entity has exposure

An eighth Q-Factor, Management Overlay, allows the Bank to adjust specific pools when conditions exist that were not contemplated in the model design that warrant an adjustment. The economic downturn caused by the COVID-19 pandemic and resulting accounting treatment of forbearances is an example of such a condition.

The Company has chosen two years as the forecast period based on management judgment and has determined that reasonable and supportable forecasts should be made for two of the Q-Factors: Economic and Collateral values.

Management has assigned weightings for each qualitative factor as well as individual metrics within each qualitative factor as to the relative importance of that factor or metric specific to each portfolio type. The Q-Factors above are evaluated using a seven-point scale ranging from significant improvement to significant deterioration.

The CECL Q-Factor methodology bounds the Q-Factor adjustments by a minimum and maximum range, based on the Bank's own historical expected loss rates for each respective pool. The rating of the Q-Factor on the seven-point scale, along with the allocated weight, determines the final expected loss adjustment. The model is constructed so that the total of the Q-Factor adjustments plus the current expected loss rate cannot exceed the maximum or minimum two-year loss rate for that pool, which is aligned with the Bank's chosen forecast period. Loss rates beyond two years are not adjusted in the Q-Factor process and the model reverts to the historical mean loss rates. Management Overlays are not bounded by the historical maximums.

Quarterly, loan data is gathered to update the portfolio metrics analyzed in the Q-Factor model. The model is updated with current data and applicable forecasts, then the results are reviewed by management. After consensus is reached on all Q-Factor ratings, the results are input into the Q-Factor model and applied to the pooled loans which are reviewed to determine the adequacy of the reserve.

Additional details describing the model by portfolio are below:

Consumer Loan Portfolio

The consumer loan portfolio is comprised of the single family and home equity loan classes, which are underwritten after evaluating a borrower's capacity, credit and collateral. Other consumer loans are grouped with home equity loans. Capacity refers to a borrower's ability to make payments on the loan. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit refers to how well a borrower manages current and prior debts as documented by a credit report that provides credit scores and current and past information about the borrower's credit history. Collateral refers to the type and use of property, occupancy and market value. Property appraisals may be obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount and lien position are considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices, demand for housing and levels of unemployment.

Consumer Loan Portfolio Loss Rate Model

Under CECL, the Bank utilizes pools of loans that are grouped by similar risk characteristics: Single Family and Home Equity Loans. Sub-Pools are established at a more granular level for the calculation of PDs, incorporating delinquency status, original FICO and original LTV.

Consumer portfolio cohorts are established by grouping each ACL sub-pool at a point in time. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events.

The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. For Single Family loans all Q-Factors noted above are evaluated. For the Home Equity loans, collateral values are not evaluated as the Bank has determined the FICO score trends are a more relevant predictor of default than current collateral value for those types of loans. These factors are evaluated based on current conditions and forecasts (as applicable), using a seven-point scale ranging from significant improvement to significant deterioration.

Commercial Loan Portfolio

The commercial loan portfolio is comprised of the non-owner occupied commercial real estate ("CRE"), multifamily, construction and land development, owner occupied CRE and commercial business loan classes, whose underwriting standards consider the factors described for single family and home equity loan classes as well as others when assessing the borrower's and associated guarantors or other related party's financial position. These other factors include assessing liquidity, net worth, leverage, other outstanding indebtedness of the borrower, the quality and reliability of cash expected to flow through the borrower (including the outflow to other lenders) and prior experiences with the borrower.

This information is used to assess financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

Commercial Loan Portfolio Loss Rate Model

The Bank has subdivided the commercial loan portfolio into the following ACL reporting pools to more accurately group risk characteristics: Commercial Business, Owner Occupied CRE, Multifamily, Multifamily Construction, CRE, CRE Construction, Single Family Construction to Permanent, and Single Family Construction, which includes lot, land and acquisition and development loans. ACL sub-pools are established at a more granular level for the calculation of PDs, utilizing risk rating.

As outlined in the Bank's policies, commercial loans pools are non-homogenous and are regularly assessed for credit quality. For purposes of CECL, loans are sub-pooled according to the following AQR Ratings:

- 1-6: These loans meet the definition of "Pass" assets. They are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell in a timely manner, of any underlying collateral. The Bank further uses the available AQR ratings for components of the sub-pools.
- 7: These loans meet the regulatory definition of "Special Mention." They contain potential weaknesses, that if uncorrected may result in deterioration of the likelihood of repayment or in the Bank's credit position.
- 8: These loans meet the regulatory definition of "Substandard." They are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. They have well-defined weaknesses and have unsatisfactory characteristics causing unacceptable levels of risk.

Commercial portfolio cohorts are established by grouping each ACL sub-pool at a point in time. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. All the Q-Factors noted above are evaluated for Commercial portfolio loans except for Commercial Business and Owner Occupied CRE loans which exclude the collateral values Q-Factor. The Company has determined that these loans are primarily underwritten by evaluating the cash flow of the business and not the underlying collateral. Factors above are evaluated based on current conditions and forecasts (as applicable), using a seven-point scale ranging from significant improvement to significant deterioration.

Loans That Do Not Share Risk Characteristics with Other Loans

For a loan that does not share risk characteristics with other loans, expected credit loss is measured on net realizable value that is the difference between the discounted value of the expected future cash flows, based on the original effective interest rate and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, which is when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated costs to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

The starting point for determining the fair value of collateral is through obtaining external appraisals. Generally, collateral values for collateral dependent loans are updated every twelve months, either from external third parties or in-house certified appraisers. A third-party appraisal is required at least annually for substandard loans and OREO. For performing consumer loans secured by real estate that are classified as collateral dependent, the Bank determines the fair value estimates quarterly using automated valuation services. Once the expected credit loss amount is determined, an ACL is recorded equal to the expected credit loss and included in the ACL. If no credit loss is expected to occur, then no ACL is recognized for this loan. If the expected credit loss is determined to be permanent or not recoverable, the expected credit loss will be charged off. Factors considered by management in determining if the expected credit loss is permanent or not recoverable include whether management judges the loan to be uncollectible, repayment is deemed to be protracted beyond reasonable time frames, or the loss becomes evident owing to the borrower's lack of assets or, for single family loans, the loan is 180 days or more past due unless both well-secured and in the process of collection.

ACL for Off-Balance Sheet Credit Exposures

The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. Reserves are required for off-balance sheet credit exposures that are not unconditionally cancellable. The ACL on unfunded loan commitments is based on an estimate of unfunded commitment utilization over the life of the loan, applying the EL rate to the estimated utilization balance as of the reporting period end date. Q-factors are not included in the calculation of expected credit losses for off-balance sheet credit exposures.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at net realizable value (fair value of collateral less estimated costs to sell). At the time of possession, an appraisal is obtained and any excess of the loan balance over the net realizable value is charged against the ACL. After foreclosure, valuations are periodically performed by management. Any subsequent declines in fair value are recorded as a charge to current period earnings with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

Mortgage Servicing Rights

MSRs are recognized as separate assets on our consolidated balance sheets upon purchase of the rights or when we retain the right to service loans that we have sold. We initially record all MSRs at fair value. For subsequent measurements, single family MSRs are accounted for at fair value, with changes in fair value recorded through current period earnings, while multifamily and SBA MSRs are accounted for at the lower of amortized cost or fair value.

Subsequent fair value measurements of MSRs are determined by considering the present value of estimated future net servicing cash flows. Changes in the fair value of MSRs result from changes in (1) model inputs and assumptions and (2) modeled amortization, representing the collection and realization of expected cash flows and curtailments over time. The significant model inputs used to measure the fair value of MSRs include assumptions regarding market interest rates, projected prepayment speeds, discount rates, estimated costs of servicing and other income and additional expenses associated with the collection of delinquent loans.

Mortgage servicing assets for multifamily and SBA MSRs are evaluated periodically for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by comparing the fair value of the portfolio based on predominant risk characteristic loan type, to amortized cost. Impairment is recognized to the extent that fair value is less than the capitalized amount of the portfolio.

For single family MSRs, loan servicing income includes fees earned for servicing the loans and the changes in fair value over the reporting period of both our MSRs and the derivatives used to economically hedge our MSRs. For other MSRs, loan servicing income includes fees earned for servicing the loans less the amortization of the related MSRs and any impairment adjustments.

Revenue Recognition

Descriptions of our primary revenue-generating activities that fall within the scope of Accounting Standards Committee ("ASC") Topic 606 *Revenue Recognition* and are presented in our consolidated income statements as follows:

Depositor and other retail banking fees (in Deposit Fees)

Depositor and other retail banking fees consist of monthly service fees and other deposit account related fees. The Company's performance obligation for these fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided.

Commission Income (in Other Income)

Commission income primarily consists of revenue received on insurance policies. The Company's performance obligation for commissions is generally satisfied, and the related revenue generally recognized, over the course of the policy.

Credit Card Fees (in Other Income)

The Company offers credit cards to its customers through a third party and earns a fee on each transaction and a fee for each new account activation on a net basis. Revenue is recognized when the services are performed.

Sale of Other Real Estate Owned (in General, Administrative and Other)

A gain or loss, the difference between the cost basis of the property and its sale price, on other real estate owned is recognized when the performance obligation is met, which is at the time the property title is transferred to the buyer. To record a sale of OREO, the Company evaluates if: (a) a commitment on the buyer's part exists, (b) collection is probable in circumstances where the initial investment is minimal and (c) the buyer has obtained control of the asset, including the significant risks and rewards of ownership. If there is no commitment on the buyer's part, collection is not probable or the buyer has not obtained control of the asset, then a gain cannot be recognized.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 20 years. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related leases. The Company periodically evaluates premises and equipment for impairment.

Leases

We determine if an arrangement is a lease at inception. Operating and finance leases are included in lease right-of-use ("ROU") assets, and lease liabilities in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The lease liability is recognized at commencement date based on the present value of lease payments over the lease term. The right-of-use asset is based on the lease liability adjusted for the reclassification of certain balance sheet amounts such as prepaid rent, lease incentives and deferred rent. As the rate implicit in most of our leases are not readily determinable, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease contract at commencement date. We have lease agreements with lease and non-lease components, which are generally accounted for separately for real estate leases.

Certain of our lease agreements include rental payments that adjust periodically based on changes in the Consumer Price Index ("CPI"). Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for our financing leases is comprised of the amortization of the right-of-use asset and interest expense recognized based on the effective interest method.

We use the long-lived assets impairment guidance under ASC Topic 360-10-35, "Property, Plant and Equipment," to determine whether an ROU asset is impaired, and if impaired, the amount of loss to recognize. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These could include vacating the leased space, obsolescence, or physical damage to a facility. If an impairment loss is recognized for a ROU asset, the adjusted carrying amount of the ROU asset would be its new accounting basis. The remaining ROU asset (after the impairment write-down) is amortized on a straight-line basis over the remaining lease term.

Goodwill and Other Intangible Assets

Goodwill is recorded upon completion of a business combination as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill has been determined to have an indefinite useful life and is not amortized, but tested for impairment at least annually or more frequently if events and circumstances occur that indicate it is more likely than not the fair value of the reporting unit is less than its carrying value necessitating an impairment test. Historically, the Company performed its annual impairment testing at June 30. In 2022, we moved the annual impairment testing date to August 31 and based on that testing determined goodwill was not impaired. The change in impairment measurement date did not have a material effect on the valuation results.

Intangible assets with definite useful lives, such as core deposit intangible assets arising from bank acquisitions, are amortized over their estimated useful lives.

Securities Sold Under Agreements to Repurchase

From time to time, the Company may enter into sales of securities under agreements to repurchase ("repurchase agreements"). Repurchase agreements are accounted for as financing arrangements with the obligation to repurchase securities sold reflected as a liability on the consolidated balance sheets. The securities underlying the repurchase agreements continue to be recognized as AFS securities in the consolidated balance sheet.

Income Taxes

Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Deferred tax assets and tax carryforwards are only recognized if, in the opinion of management, it is more likely than not that the deferred tax assets will be fully realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We are subject to federal income tax and also state income taxes in a number of different states.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Derivatives and Hedging Activities

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The fair value of derivative instruments are recognized as either assets or liabilities on the consolidated balance sheet. All derivatives are evaluated at inception as to whether or not they are hedge accounting or non-hedge accounting activities. For derivative instruments designated as non-hedge accounting activities (also referred to as economic hedges), the change in fair value is recognized currently in earnings. Gains and losses on derivative contracts utilized for economically hedging the mortgage pipeline are recognized as part of the net gain on mortgage loan origination and sale activities within noninterest income. Gains and losses on derivative contracts utilized for economically hedging our single family MSRs are recognized as part of loan servicing income within noninterest income.

For derivative instruments designated as hedge accounting activities, a qualitative analysis is performed at inception to determine if the derivative instrument is highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period that the hedge is designated. Subsequently, a qualitative assessment of a hedge's effectiveness is performed on a quarterly basis. All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified as either a hedge of the fair value of a recognized asset or liability ("fair value hedge") or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge is recognized in earnings and the change in fair value on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized currently in earnings. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. All hedge amounts recognized in earnings are presented in the same income statement line item as the earnings effect of the hedged item.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss).

Derivative instruments expose us to credit risk in the event of nonperformance by counterparties. This risk consists primarily of the termination value of agreements where the Company is in a favorable position. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, as appropriate.

The Company also executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. These interest rate swaps are economically hedged by simultaneously entering into an offsetting interest rate swap that the Company executes with a third party, such that the Company minimizes its net risk exposure.

Share-Based Compensation

The Company issues various forms of stock-based compensation awards annually, including restricted stock units ("RSUs") and performance stock units ("PSUs"). Compensation expense related to RSUs is based on the fair value of the underlying stock on the award date and is recognized over the period in which an employee is required to provide services in exchange for the award, generally the vesting period. PSUs are subject to market-based vesting criteria in addition to a requisite service period and cliff vest based on those conditions at the end of three years. The grant date fair value of PSUs is determined through the use of an independent third party which employs the use of a Monte Carlo simulation. The Monte Carlo simulation estimates grant date fair value using certain input assumptions such as: expected volatility, award term, expected risk-free rate of interest and expected dividend yield on the Company's common stock and also incorporates into the grant date fair value calculation the probability that the performance targets will be achieved. Forfeitures of stock-based awards are recognized when they occur.

Fair Value Measurement

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value is an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Fair value measures are classified according to a three-tier fair value hierarchy, which is based on the observability of inputs used to measure fair value. Changes in assumptions or in market conditions could significantly affect these estimates.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Contingencies

Contingent liabilities, including those that exist as a result of a guarantee or indemnification, are recognized when it becomes probable that a loss has been incurred and the amount of the loss is reasonably estimable. For indemnifications provided in sales agreements, a portion of the sale proceeds is allocated to the guarantee, which adjusts the gain or loss that would otherwise result from the transaction.

Earnings per Share

Earnings per share of common stock is calculated on both a basic and diluted basis, based on the weighted average number of common and common equivalent shares outstanding. Basic earnings per share excludes potential dilution from common equivalent shares, such as those associated with stock-based compensation awards, and is computed by dividing net income allocated to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as common equivalent shares associated with stock-based compensation awards, were exercised or converted into common stock that would then share in the net earnings of the Company. Potential dilution from common equivalent shares is determined using the treasury stock method, reflecting the potential settlement of stock-based compensation awards resulting in the issuance of additional shares of the Company's common stock. Stock-based compensation awards that would have an anti-dilutive effect have been excluded from the determination of diluted earnings per share.

Marketing Costs

The Company expenses marketing costs, including advertising, in the period incurred. We incurred $6.2 million, $4.1 million and $2.3 million in marketing costs during 2022, 2021 and 2020, respectively.

Recent Accounting Developments

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-04, Reference Rate Reform (Topic 848). This ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate ("LIBOR") rates expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848)," which clarifies certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting applied to derivatives that are affected by the transition to alternative rates. In December 2022, the FASB issued ASU No. 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848," which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The adoption of these ASUs is not expected to have a material impact on the Company's financial position or results of operations.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments-Credit Losses (Topic 326). The amendments in this ASU eliminate the accounting guidance for Troubled Debt Restructuring ("TDRs") by creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower experiences financial difficulty. In addition, the amendments require that an entity disclose current period gross charge-offs by year of origination in a vintage table. We prospectively adopted the portion of ASU No. 2022-02 with respect to amendments about TDRs and related disclosure enhancements as of January 1, 2022. This adoption did not have a material impact on the Company's financial position or results of operations. As the change is disclosure only in nature, we do not expect the vintage table disclosure requirement of ASU 2022-02 to have a material impact on the Company's financial position or results of operations when adopted.

NOTE 2–INVESTMENT SECURITIES:

The following tables set forth certain information regarding the amortized cost and fair values of our investment securities AFS and HTM:

		At December 31, 2022		
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
AFS				
Mortgage-backed securities ("MBS"):				
Residential	$ 207,445	$ —	$ (10,183)	$ 197,262
Commercial	65,411	—	(9,362)	56,049
Collateralized mortgage obligations ("CMOs")				
Residential	592,449	12	(39,422)	553,039
Commercial	77,909	—	(7,390)	70,519
Municipal bonds	469,346	41	(57,839)	411,548
Corporate debt securities	46,672	74	(3,801)	42,945
U.S. Treasury securities	23,005	—	(3,071)	19,934
Agency debentures	27,499	8	(29)	27,478
Total	$ 1,509,736	$ 135	$ (131,097)	$ 1,378,774
HTM				
Municipal bonds	$ 2,441	$ —	$ (56)	$ 2,385

		At December 31, 2021		
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
AFS				
MBS:				
Residential	$ 32,905	$ 396	$ (338)	$ 32,963
Commercial	62,094	933	(235)	62,792
CMOs:				
Residential	186,703	2,012	(1,321)	187,394
Commercial	135,102	1,890	(333)	136,659
Municipal bonds	516,693	24,154	(924)	539,923
Corporate debt securities	18,918	699	(1)	19,616
U.S. Treasury securities	23,348	—	(173)	23,175
Total	$ 975,763	$ 30,084	$ (3,325)	$ 1,002,522
HTM				
Municipal bonds	$ 4,169	$ 136	$ —	$ 4,305

The Company held $19.0 million of trading securities which are used as economic hedges of our mortgage servicing rights and are not included in the above tables. Net trading losses of $7.0 million were recorded in servicing income in the consolidated income statements in 2022.

MBS and CMOs represent securities primarily issued by government sponsored enterprises ("GSEs"). Most of the MBS and CMO securities in our investment portfolio are guaranteed by Fannie Mae, Ginnie Mae or Freddie Mac. Municipal bonds are comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by either collateral or revenues from the specific project being financed) issued by various municipal organizations. As of December 31, 2022 and 2021, all securities held, including municipal bonds and corporate debt securities, were rated investment grade based upon external ratings where available and, where not available, based upon internal ratings which correspond to ratings as defined by Standard and Poor's Rating Services or Moody's Investors Services.

Investment securities AFS that were in an unrealized loss position are presented in the following tables based on the length of time the individual securities have been in an unrealized loss position:

| | At December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
AFS						
MBS:						
Residential	$ (8,845)	$ 191,398	$ (1,338)	$ 5,763	$ (10,183)	$ 197,161
Commercial	(5,729)	41,416	(3,633)	14,619	(9,362)	56,035
CMOs:						
Residential	(27,789)	498,333	(11,633)	45,689	(39,422)	544,022
Commercial	(4,787)	56,671	(2,603)	13,848	(7,390)	70,519
Municipal bonds	(44,513)	350,918	(13,326)	46,377	(57,839)	397,295
Corporate debt securities	(3,801)	32,871	—	—	(3,801)	32,871
U.S. Treasury securities	—	—	(3,071)	19,934	(3,071)	19,934
Agency debentures	(29)	15,970	—	—	(29)	15,970
Total	$ (95,493)	$ 1,187,577	$ (35,604)	$ 146,230	$ (131,097)	$ 1,333,807
HTM						
Municipal bonds	$ (56)	$ 2,385	$ —	$ —	$ (56)	$ 2,385

| | At December 31, 2021 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
MBS:						
Residential	$ (38)	$ 5,324	$ (300)	$ 2,406	$ (338)	$ 7,730
Commercial	(235)	18,127	—	—	(235)	18,127
CMOs:						
Residential	(1,007)	53,068	(314)	7,116	(1,321)	60,184
Commercial	(135)	14,806	(198)	5,132	(333)	19,938
Municipal bonds	(914)	64,237	(10)	1,058	(924)	65,295
Corporate debt securities	(1)	3,164	—	—	(1)	3,164
U.S. Treasury securities	(173)	23,175	—	—	(173)	23,175
Total	$ (2,503)	$ 181,901	$ (822)	$ 15,712	$ (3,325)	$ 197,613

The Company has evaluated AFS securities that are in an unrealized loss position and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any issuer- or industry-specific credit event. The Company has not identified any expected credit losses on its debt securities as of December 31, 2022 and 2021. In addition, as of December 31, 2022 and 2021, the Company had not made a decision to sell any of its debt securities held, nor did the Company consider it more likely than not that it would be required to sell such securities before recovery of their amortized cost basis.

The following tables present the fair value of investment securities AFS and HTM by contractual maturity along with the associated contractual yield.

At December 31, 2022

(dollars in thousands)	Within one year — Fair Value	Weighted Average Yield	After one year through five years — Fair Value	Weighted Average Yield	After five years through ten years — Fair Value	Weighted Average Yield	After ten years — Fair Value	Weighted Average Yield	Total — Fair Value	Weighted Average Yield
AFS										
Municipal bonds	$ —	— %	$ 3,644	1.96 %	$ 38,977	3.04 %	$368,927	2.83 %	$411,548	2.84 %
Corporate debt securities	—	— %	15,342	5.13 %	27,603	4.25 %	—	— %	42,945	4.54 %
U.S. Treasury securities	—	— %	—	— %	19,934	1.11 %	—	— %	19,934	1.11 %
Agency debentures	10,485	4.74 %	16,993	4.94 %	—	— %	—	— %	27,478	4.86 %
Total	$ 10,485	4.74 %	$ 35,979	4.69 %	$ 86,514	2.97 %	$368,927	2.83 %	$501,905	3.01 %
HTM										
Municipal bonds	$ —	— %	$ 2,385	2.04 %	$ —	— %	$ —	— %	$ 2,385	2.04 %

At December 31, 2021

(dollars in thousands)	Within one year — Fair Value	Weighted Average Yield	After one year through five years — Fair Value	Weighted Average Yield	After five years through ten years — Fair Value	Weighted Average Yield	After ten years — Fair Value	Weighted Average Yield	Total — Fair Value	Weighted Average Yield
AFS										
Municipal bonds	$ 4,933	3.79 %	$ 14,366	3.26 %	$ 68,025	3.60 %	$452,599	3.23 %	$539,923	3.28 %
Corporate debt securities	—	— %	6,563	3.60 %	13,053	5.03 %	—	— %	19,616	4.55 %
U.S. Treasury securities	—	— %	—	— %	23,175	1.27 %	—	— %	23,175	1.27 %
Total	$ 4,933	3.79 %	$ 20,929	3.37 %	$104,253	3.23 %	$452,599	3.23 %	$582,714	3.24 %
HTM										
Municipal bonds	$ 1,684	2.86 %	$ 2,621	2.12 %	$ —	— %	$ —	— %	$ 4,305	2.42 %

The weighted-average yield is computed using the contractual coupon for each security weighted based on the fair value of each security and does not include adjustments to a tax equivalent basis. MBS and CMOs are excluded from the tables above because such securities are not due on a single maturity date. The weighted average yield of MBS and CMOs as of December 31, 2022 and 2021 was 3.08% and 1.82%, respectively.

Sales of AFS investment securities were as follows for the periods indicated:

(in thousands)	Years Ended December 31, 2022	2021	2020
Proceeds	$ 98,915	$ 28,187	$ 62,378
Gross gains	1,585	288	1,334
Gross losses	(1,561)	(226)	(993)

The following table summarizes the carrying value of securities pledged as collateral to secure public deposits, borrowings and other purposes as permitted or required by law.

	At December 31,			
(in thousands)	2022		2021	
Washington, Oregon and California State to secure public deposits	$	212,806	$	206,153
Other securities pledged		2,011		5,258
Total securities pledged as collateral	$	214,817	$	211,411

The Company assesses the creditworthiness of the counterparties that hold the pledged collateral and has determined that these arrangements have little credit risk.

Tax-exempt interest income on AFS securities was $11.9 million, $10.2 million and $10.7 million for 2022, 2021 and 2020, respectively.

.NOTE 3-LOANS AND CREDIT QUALITY:

The Company's LHFI is divided into two portfolio segments, commercial loans and consumer loans. Within each portfolio segment, the Company monitors and assesses credit risk based on the risk characteristics of each of the following loan classes: non-owner occupied commercial real estate ("CRE"), multifamily, construction and land development, owner occupied CRE and commercial business loans within the commercial loan portfolio segment and single family and home equity and other loans within the consumer loan portfolio segment. LHFI consists of the following:

	At December 31,			
(in thousands)	2022		2021	
CRE				
Non-owner occupied CRE	$	658,085	$	705,359
Multifamily		3,975,754		2,415,359
Construction/land development		627,663		496,144
Total		5,261,502		3,616,862
Commercial and industrial loans				
Owner occupied CRE		443,363		457,706
Commercial business		359,747		401,872
Total		803,110		859,578
Consumer loans				
Single family		1,009,001		763,331
Home equity and other		352,707		303,078
Total [(1)]		1,361,708		1,066,409
Total LHFI		7,426,320		5,542,849
ACL		(41,500)		(47,123)
Total LHFI less ACL	$	7,384,820	$	5,495,726

(1)   Includes $5.9 million and $7.3 million at December 31, 2022 and 2021, respectively, of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in the consolidated income statements.

Loans totaling $5.2 billion and $2.8 billion at December 31, 2022 and 2021, respectively, were pledged to secure borrowings from the FHLB and loans totaling $497 million and $419 million at December 31, 2022 and 2021, respectively, were pledged to secure borrowings from the FRBSF.

It is the Company's policy to make loans to officers, directors and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the years ended December 2022 and 2021 with respect to such aggregate loans to these related parties and their associates:

	Years Ended December 31,		
(in thousands)	2022		2021
Beginning balance	$ 1,548	$	73
New loans and advances, net of principal repayments	430		1,475
Ending balance	$ 1,978	$	1,548

Credit Risk Concentrations

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

LHFI are primarily secured by real estate located in the Pacific Northwest, California and Hawaii. At December 31, 2022 and 2021, multifamily loans in the state of California represented 36% and 33% of the total LHFI portfolio, respectively.

Credit Quality

Management considers the level of ACL to be appropriate to cover credit losses expected over the life of the loans for the LHFI portfolio as of December 31, 2022. The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Bank's historical loss experience and eight qualitative factors for current and forecasted periods.

During 2022, the historical expected loss rates decreased from December 31, 2021 due to minimal charge-offs and favorable product mix risk composition. Additionally, the Qualitative Factors decreased significantly due to the continued favorable performance or our loan portfolio and the improved outlook of the estimated impact of the COVID-19 pandemic on our loan portfolio. As of December 31, 2022, the Bank expects deterioration in collateral values and economic conditions over the two-year forecast period in the markets in which it operates.

In addition to the ACL for LHFI, the Company maintains a separate allowance for unfunded loan commitments which is included in accounts payable and other liabilities on our consolidated balance sheets. The allowance for unfunded commitments was $2.2 million and $2.4 million at December 31, 2022 and 2021, respectively.

The Bank has elected to exclude accrued interest receivable from the evaluation of the ACL. Accrued interest on LHFI was $26.9 million and $17.8 million at December 31, 2022 and 2021, respectively and was reported in other assets on the consolidated balance sheets.

Activity in the ACL for LHFI and the allowance for unfunded commitments was as follows:

(in thousands)	Years Ended December 31,					
		2022		2021		2020
Beginning balance	$	47,123	$	64,294	$	41,772
Provision for credit losses		(4,995)		(15,816)		21,843
Net (charge-offs) recoveries		(628)		(1,355)		(1,164)
Impact of ASC 326 adoption		—		—		1,843
Ending balance	$	41,500	$	47,123	$	64,294
Allowance for unfunded commitments						
Beginning balance	$	2,404	$	1,588	$	1,065
Provision for credit losses		(207)		816		(1,374)
Impact of ASC 326 adoption		—		—		1,897
Ending balance	$	2,197	$	2,404	$	1,588
Provision for credit losses:						
Allowance for credit losses-loans	$	(4,995)	$	(15,816)	$	21,843
Allowance for unfunded commitments		(207)		816		(1,374)
Total	$	(5,202)	$	(15,000)	$	20,469

Activity in the ACL by loan portfolio and loan sub-class was as follows:

(in thousands)	Year Ended December 31, 2022								
		Beginning balance		Charge-offs		Recoveries		Provision	Ending balance
CRE									
Non-owner occupied CRE	$	7,509	$	—	$	—	$	(5,407) $	2,102
Multifamily		5,854		—		—		5,120	10,974
Construction/land development									
Multifamily construction		507		—		—		491	998
CRE construction		150		—		—		46	196
Single family construction		6,411		—		—		6,007	12,418
Single family construction to permanent		1,055		—		—		116	1,171
Total		21,486		—		—		6,373	27,859
Commercial and industrial loans									
Owner occupied CRE		5,006		—		—		(3,976)	1,030
Commercial business		12,273		(1,098)		163		(8,091)	3,247
Total		17,279		(1,098)		163		(12,067)	4,277
Consumer loans									
Single family		4,394		—		143		1,073	5,610
Home equity and other		3,964		(168)		332		(374)	3,754
Total		8,358		(168)		475		699	9,364
Total ACL	$	47,123	$	(1,266) $		638	$	(4,995) $	41,500

(in thousands)	Year Ended December 31, 2021					
	Beginning balance	Charge-offs	Recoveries	Provision		Ending balance
CRE						
Non-owner occupied CRE	$ 8,845	$ —	$ —	$ (1,336)	$	7,509
Multifamily	6,072	—	—	(218)		5,854
Construction/land development						
Multifamily construction	4,903	—	—	(4,396)		507
CRE construction	1,670	—	—	(1,520)		150
Single family construction	5,130	—	—	1,281		6,411
Single family construction to permanent	1,315	—	—	(260)		1,055
Total	27,935	—	—	(6,449)		21,486
Commercial and industrial loans						
Owner occupied CRE	4,994	—	—	12		5,006
Commercial business	17,043	(1,739)	146	(3,177)		12,273
Total	22,037	(1,739)	146	(3,165)		17,279
Consumer loans						
Single family	6,906	(127)	291	(2,676)		4,394
Home equity and other	7,416	(483)	557	(3,526)		3,964
Total	14,322	(610)	848	(6,202)		8,358
Total ACL	$ 64,294	$ (2,349)	$ 994	$ (15,816)	$	47,123

(in thousands)	Year Ended December 31, 2020					
	Prior to adoption of ASC 326	Impact of ASC 326 adoption	Charge-offs	Recoveries	Provision	Ending balance
CRE						
Non-owner occupied CRE	$ 7,245	$ (3,392)	$ —	$ —	$ 4,992	$ 8,845
Multifamily	7,015	(2,977)	—	—	2,034	6,072
Construction/land development						
Multifamily construction	2,848	693	—	—	1,362	4,903
CRE construction	624	(115)	—	—	1,161	1,670
Single family construction	3,800	4,280	—	163	(3,113)	5,130
Single family construction to permanent	1,003	200	—	—	112	1,315
Total	22,535	(1,311)	—	163	6,548	27,935
Commercial and industrial loans						
Owner occupied CRE	3,639	(2,459)	(896)	—	4,710	4,994
Commercial business	2,915	510	(640)	110	14,148	17,043
Total	6,554	(1,949)	(1,536)	110	18,858	22,037
Consumer loans						
Single family	6,450	468	(17)	187	(182)	6,906
Home equity and other	6,233	4,635	(456)	385	(3,381)	7,416
Total	12,683	5,103	(473)	572	(3,563)	14,322
Total ACL	$ 41,772	$ 1,843	$ (2,009)	$ 845	$ 21,843	$ 64,294

Credit Quality Indicators

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The risk rating of 9 is not used.

Per the Company's policies, most commercial loans pools are non-homogenous and are regularly assessed for credit quality. The rating categories can be generally described by the following groupings for non-homogeneous loans:

- 1-6: These loans meet the definition of "Pass" assets. They are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell in a timely manner, of any underlying collateral.
- 7: These loans meet the regulatory definition of "Special Mention." They contain potential weaknesses, that if uncorrected may result in deterioration of the likelihood of repayment or in the Bank's credit position.
- 8: These loans meet the regulatory definition of "Substandard." They are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. They have well-defined weaknesses and have unsatisfactory characteristics causing unacceptable levels of risk.
- 10: A loan, or the portion of a loan determined to meet the regulatory definition of "Loss." The amounts classified as loss have been charged-off.

The risk rating categories can be generally described by the following groupings for homogeneous loans:

- 1-6: These loans meet the definition of "Pass" assets. A homogenous "Pass" loan is typically risk rated based on payment performance.
- 7: These loans meet the regulatory definition of "Special Mention." A homogeneous special mention loan, risk rated 7, is less than 90 days past due from the required payment date at month-end.
- 8: These loans meet the regulatory definition of "Substandard." A homogeneous substandard loan, risk rated 8, is 90 days or more past due from the required payment date at month-end.
- 10: These loans meet the regulatory definition of "Loss." A closed-end homogeneous loan not secured by real estate is risk rated 10 when past due 120 cumulative days or more from the contractual due date. Closed-end homogenous loans secured by real estate and all open-end homogenous loans are risk rated 10 when past due 180 cumulative days or more from the contractual due date. These loans, or the portion of these loans classified as loss, are generally charged-off in the month in which the applicable past due period elapses.

Small balance commercial loans are generally considered homogenous unless 30 days or more past due. The risk rating classification for such loans are based on the non-homogenous definitions noted above.

The following table presents a vintage analysis of the commercial portfolio segment by loan sub-class and risk rating or delinquency status:

(in thousands)	At December 31, 2022 2022	2021	2020	2019	2018	2017 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Non-owner occupied CRE									
Pass	$ 68,301	$ 68,356	$ 42,181	$139,760	$ 87,197	$242,544	$ 2,016	$ 786	$ 651,141
Special Mention	—	—	—	—	2,702	4,242	—	—	6,944
Substandard	—	—	—	—	—	—	—	—	—
Total	68,301	68,356	42,181	139,760	89,899	246,786	2,016	786	658,085
Multifamily									
Pass	1,828,568	1,165,434	528,077	221,974	59,340	140,126	—	—	3,943,519
Special Mention	—	—	4,893	19,834	—	7,508	—	—	32,235
Substandard	—	—	—	—	—	—	—	—	—
Total	1,828,568	1,165,434	532,970	241,808	59,340	147,634	—	—	3,975,754
Multifamily construction									
Pass	18,110	63,394	13,613	—	—	—	—	—	95,117
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	18,110	63,394	13,613	—	—	—	—	—	95,117
CRE construction									
Pass	341	14,348	3,960	—	—	305	—	—	18,954
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	341	14,348	3,960	—	—	305	—	—	18,954
Single family construction									
Pass	149,133	50,936	24,807	519	—	74	123,303	—	348,772
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	6,782	—	—	—	—	—	—	6,782
Total	149,133	57,718	24,807	519	—	74	123,303	—	355,554
Single family construction to permanent									
Current	66,034	76,814	11,128	3,268	794	—	—	—	158,038
Past due:									
30-59 days	—	—	—	—	—	—	—	—	—
60-89 days	—	—	—	—	—	—	—	—	—
90+ days	—	—	—	—	—	—	—	—	—
Total	66,034	76,814	11,128	3,268	794	—	—	—	158,038
Owner occupied CRE									
Pass	70,192	51,919	44,778	71,652	36,457	139,691	3	1,104	415,796
Special Mention	—	743	—	—	6,179	13,485	—	—	20,407
Substandard	—	—	—	—	2,149	5,011	—	—	7,160
Total	70,192	52,662	44,778	71,652	44,785	158,187	3	1,104	443,363
Commercial business									
Pass	65,566	42,921	45,940	18,594	13,548	18,779	130,427	2,041	337,816
Special Mention	—	612	—	3,577	9	3,444	403	—	8,045
Substandard	—	338	2,638	4,449	2,591	2,206	1,563	101	13,886
Total	65,566	43,871	48,578	26,620	16,148	24,429	132,393	2,142	359,747
Total commercial portfolio	$2,266,245	$1,542,597	$ 722,015	$483,627	$210,966	$577,415	$ 257,715	$ 4,032	$6,064,612

The following table presents a vintage analysis of the consumer portfolio segment by loan sub-class and delinquency status:

(in thousands)	2022	2021	2020	2019	2018	2017 and prior	Revolving	Revolving-term	Total
CONSUMER PORTFOLIO									
Single family									
Current	$ 273,786	$ 253,937	$ 152,773	$ 49,302	$ 43,511	$231,277	$ —	$ —	$ 1,004,586
Past due:									
30-59 days	—	—	—	—	340	2,113	—	—	2,453
60-89 days	—	—	—	—	—	258	—	—	258
90+ days	—	—	—	290	273	1,141	—	—	1,704
Total [1]	273,786	253,937	152,773	49,592	44,124	234,789	—	—	1,009,001
Home equity and other									
Current	4,156	692	220	150	72	1,593	340,567	4,017	351,467
Past due:									
30-59 days	—	6	—	—	—	9	446	—	461
60-89 days	6	24	—	—	—	48	517	—	595
90+ days	—	—	—	—	—	151	33	—	184
Total	4,162	722	220	150	72	1,801	341,563	4,017	352,707
Total consumer portfolio	$ 277,948	$ 254,659	$ 152,993	$ 49,742	$ 44,196	$236,590	$ 341,563	$ 4,017	$ 1,361,708
Total LHFI	$2,544,193	$1,797,256	$ 875,008	$ 533,369	$ 255,162	$814,005	$ 599,278	$ 8,049	$ 7,426,320

At December 31, 2022

(1) Includes $5.9 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in the consolidated income statements.

The following table presents a vintage analysis of the commercial portfolio segment by loan sub-class and risk rating or delinquency status:

(in thousands)	At December 31, 2021								
	2021	2020	2019	2018	2017	2016 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Non-owner occupied CRE									
Pass	$ 68,647	$ 50,571	$ 169,711	$130,877	$100,674	$183,024	$ 963	$ 892	$ 705,359
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	68,647	50,571	169,711	130,877	100,674	183,024	963	892	705,359
Multifamily									
Pass	1,315,204	561,666	286,826	60,372	26,065	165,225	1	—	2,415,359
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	1,315,204	561,666	286,826	60,372	26,065	165,225	1	—	2,415,359
Multifamily construction									
Pass	7,825	22,863	7,173	—	—	—	—	—	37,861
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	7,825	22,863	7,173	—	—	—	—	—	37,861
CRE construction									
Pass	7,694	3,960	—	1,962	—	556	—	—	14,172
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	7,694	3,960	—	1,962	—	556	—	—	14,172
Single family construction									
Pass	146,595	35,640	14,509	—	—	77	99,206	—	296,027
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	146,595	35,640	14,509	—	—	77	99,206	—	296,027
Single family construction to permanent									
Current	90,311	42,636	13,362	1,775	—	—	—	—	148,084
Past due:									
30-59 days	—	—	—	—	—	—	—	—	—
60-89 days	—	—	—	—	—	—	—	—	—
90+ days	—	—	—	—	—	—	—	—	—
Total	90,311	42,636	13,362	1,775	—	—	—	—	148,084
Owner occupied CRE									
Pass	70,902	47,536	57,423	47,716	67,042	106,659	798	2,839	400,915
Special Mention	—	—	—	2,196	6,019	145	—	60	8,420
Substandard	—	—	18,665	1,111	10,151	18,444	—	—	48,371
Total	70,902	47,536	76,088	51,023	83,212	125,248	798	2,899	457,706
Commercial business									
Pass	88,139	51,453	44,882	24,711	11,859	21,258	112,759	2,104	357,165
Special Mention	—	—	7,396	—	4,396	—	5,613	134	17,539
Substandard	9,716	3,399	1,667	5,928	1,096	1,328	3,932	102	27,168
Total	97,855	54,852	53,945	30,639	17,351	22,586	122,304	2,340	401,872
Total commercial portfolio	$1,805,033	$ 819,724	$ 621,614	$276,648	$227,302	$496,716	$ 223,272	$ 6,131	$4,476,440

The following table presents a vintage analysis of the consumer portfolio segment by loan sub-class and delinquency status:

(in thousands)	2021	2020	2019	2018	2017	2016 and prior	Revolving	Revolving-term	Total
CONSUMER PORTFOLIO									
Single family									
Current	$ 176,110	$ 156,360	$ 62,369	$ 66,063	$ 95,988	$ 204,229	$ —	$ —	$ 761,119
Past due:									
30-59 days	—	—	291	—	—	—	—	—	291
60-89 days	—	—	—	—	314	471	—	—	785
90+ days	—	—	561	452	—	123	—	—	1,136
Total [(1)]	176,110	156,360	63,221	66,515	96,302	204,823	—	—	763,331
Home equity and other									
Current	2,005	474	393	532	516	2,609	290,512	5,273	302,314
Past due:									
30-59 days	—	3	—	—	—	94	40	—	137
60-89 days	—	—	—	—	—	—	12	62	74
90+ days	3	—	—	—	—	6	544	—	553
Total	2,008	477	393	532	516	2,709	291,108	5,335	303,078
Total consumer portfolio	$ 178,118	$ 156,837	$ 63,614	$ 67,047	$ 96,818	$ 207,532	$ 291,108	$ 5,335	$ 1,066,409
Total LHFI	$ 1,983,151	$ 976,561	$ 685,228	$ 343,695	$ 324,120	$ 704,248	$ 514,380	$ 11,466	$ 5,542,849

At December 31, 2021

(1)   Includes $7.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in the consolidated income statements.

Collateral Dependent Loans

The following table presents the amortized cost basis of collateral-dependent loans by loan sub-class and collateral type:

(in thousands)		Land		1-4 Family		Non-residential real estate		Other non-real estate		Total
					At December 31, 2022					
Commercial and industrial loans										
Owner occupied CRE	$	1,111	$	—	$	1,410	$	—	$	2,521
Commercial business		62		3,186		562		—		3,810
Total collateral-dependent loans	$	1,173	$	3,186	$	1,972	$	—	$	6,331

(in thousands)		Land		1-4 Family		Non-residential real estate		Other non-real estate		Total
					At December 31, 2021					
Commercial and industrial loans										
Owner occupied CRE	$	1,111	$	—	$	2,456	$	—	$	3,567
Commercial business		362		27		562		286		1,237
Total		1,473		27		3,018		286		4,804
Consumer loans										
Single family		—		1,598		—		—		1,598
Home equity loans and other		—		19		—		—		19
Total		—		1,617		—		—		1,617
Total collateral-dependent loans	$	1,473	$	1,644	$	3,018	$	286	$	6,421

Nonaccrual and Past Due Loans

The following table presents nonaccrual status for loans:

(in thousands)		At December 31, 2022				At December 31, 2021		
		Nonaccrual with no related ACL		Total Nonaccrual		Nonaccrual with no related ACL		Total Nonaccrual
Commercial and industrial loans								
Owner occupied CRE	$	2,521	$	2,521	$	3,568	$	3,568
Commercial business		785		4,269		1,210		5,023
Total		3,306		6,790		4,778		8,591
Consumer loans								
Single family		332		2,584		1,324		2,802
Home equity and other		3		681		23		808
Total		335		3,265		1,347		3,610
Total nonaccrual loans	$	3,641	$	10,055	$	6,125	$	12,201

The following tables present an aging analysis of past due loans by loan portfolio segment and loan sub-class:

(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
		Past Due and Still Accruing			At December 31, 2022		
CRE							
Non-owner occupied CRE	$ —	$ —	$ —	$ —	$ —	$ 658,085	$ 658,085
Multifamily	—	—	—	—	—	3,975,754	3,975,754
Construction/land development							
Multifamily construction	—	—	—	—	—	95,117	95,117
CRE construction	—	—	—	—	—	18,954	18,954
Single family construction	—	—	—	—	—	355,554	355,554
Single family construction to permanent	—	—	—	—	—	158,038	158,038
Total	—	—	—	—	—	5,261,502	5,261,502
Commercial and industrial loans							
Owner occupied CRE	—	—	—	2,521	2,521	440,842	443,363
Commercial business	—	—	—	4,269	4,269	355,478	359,747
Total	—	—	—	6,790	6,790	796,320	803,110
Consumer loans							
Single family	4,556	1,724	4,372 [2]	2,584	13,236	995,765	1,009,001 [3]
Home equity and other	267	296	—	681	1,244	351,463	352,707
Total	4,823	2,020	4,372	3,265	14,480	1,347,228	1,361,708
Total loans	$ 4,823	$ 2,020	$ 4,372	$ 10,055	$ 21,270	$7,405,050	$ 7,426,320
%	0.06 %	0.03 %	0.06 %	0.14 %	0.29 %	99.71 %	100.00 %

(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
At December 31, 2021							
		Past Due and Still Accruing					
CRE							
Non-owner occupied CRE	$ —	$ —	$ —	$ —	$ —	$ 705,359	$ 705,359
Multifamily	—	—	—	—	—	2,415,359	2,415,359
Construction/land development							
Multifamily construction	—	—	—	—	—	37,861	37,861
CRE construction	—	—	—	—	—	14,172	14,172
Single family construction	—	—	—	—	—	296,027	296,027
Single family construction to permanent	—	—	—	—	—	148,084	148,084
Total	—	—	—	—	—	3,616,862	3,616,862
Commercial and industrial loans							
Owner occupied CRE	—	—	—	3,568	3,568	454,138	457,706
Commercial business	198	—	—	5,023	5,221	396,651	401,872
Total	198	—	—	8,591	8,789	850,789	859,578
Consumer loans							
Single family	892	820	6,717 [2]	2,802	11,231	752,100	763,331 [3]
Home equity and other	118	74	—	808	1,000	302,078	303,078
Total	1,010	894	6,717	3,610	12,231	1,054,178	1,066,409
Total loans	$ 1,208	$ 894	$ 6,717	$12,201	$ 21,020	$ 5,521,829	$ 5,542,849
%	0.02 %	0.02 %	0.12 %	0.22 %	0.38 %	99.62 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $10.6 million and $8.4 million at December 31, 2022 and 2021, respectively.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $5.9 million and $7.3 million of loans at December 31, 2022 and 2021, respectively, where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

Loan Modifications

The Company provides MFDBs which may include other than insignificant delays in payment of amounts due, extension of the terms of the notes or reduction in the interest rates on the notes. In certain instances, the Company may grant more than one type of modification. The granting of modifications for the year ended December 31, 2022 did not have a material impact on the ACL. The following tables provide information related to MFDBs during the year ended December 31, 2022, disaggregated by class of financing receivable and type of concession granted:

	Significant Payment Delay	
	Year Ended December 31, 2022	
(in thousands)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Single family	$ 1,377	0.14 %
Home equity and other	69	0.02 %

	Term Extension	
	Year Ended December 31, 2022	
(in thousands)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Commercial business	$ 1,562	0.43 %
Single family	269	0.03 %

| (in thousands) | Interest Rate Reduction and Significant Payment Delay | |
| | Year Ended December 31, 2022 | |
	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Commercial business	$ 459	0.13 %

| (in thousands) | Interest Rate Reduction and Term Extension | |
| | Year Ended December 31, 2022 | |
	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Single family	$ 814	0.08 %

| (in thousands) | Significant Payment Delay and Term Extension | |
| | Year Ended December 31, 2022 | |
	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Single family	$ 13,742	1.36 %
Home equity and other	51	0.01 %

| (in thousands) | Interest Rate Reduction, Significant Payment Delay and Term Extension | |
| | Year Ended December 31, 2022 | |
	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Single family	$ 6,500	0.64 %

The following table describes the financial effect of the MFDBs:

| | Interest Rate Reduction |
	Year Ended December 31, 2022
Commercial business	Reduced weighted-average contractual interest rate from 5.72% to 4.00%.
Single family	Reduced weighted-average contractual interest rate from 4.25% to 3.31%.

| | Significant Payment Delay |
	Year Ended December 31, 2022
Single family	Provided payment deferrals to borrowers. A weighted average 0.22% of loan balances were capitalized and added to the remaining term of the loan.
Home equity and other	Provided payment deferrals to borrowers. A weighted average 3.47% of loan balances were capitalized and added to the remaining term of the loan.

| | Term Extension |
	Year Ended December 31, 2022
Commercial business	Added a weighted average 0.8 years to the life of loans, which reduced the monthly payment amounts to the borrowers.
Single family	Added a weighted average 4.4 years to the life of loans, which reduced the monthly payment amounts to the borrowers.
Home equity and other	Added a weighted average 16.1 years to the life of loans, which reduced the monthly payment amounts to the borrowers.

Upon determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The following table depicts the payment status of loans that were modified to borrowers experiencing financial difficulties on or after January 1, 2022, the date we adopted ASU 2022-02, through September 30, 2022:

(in thousands)	Payment Status (Amortized Cost Basis) at December 31, 2022		
	Current	30-89 Days Past Due	90+ Days Past Due
Commercial business	$ 2,021	$ —	$ —
Single family	19,908	1,831	198
Home equity and other	120	—	—
Total	$ 22,049	$ 1,831	$ 198

The following tables provide the amortized cost basis as of December 31, 2022 of MFDBs, on or after January 1, 2022, the date we adopted ASU 2022-02 through September 30, 2022 and subsequently had a payment default.

(in thousands)	Amortized Cost Basis of Modified Loans That Subsequently Defaulted Year Ended December 31, 2022				
	Significant Payment Delay	Term Extension	Interest Rate Reduction and Term Extension	Significant Payment Delay and Term Extension	Interest Rate Reduction, Significant Payment Delay and Term Extension
Single family	$ 340	$ —	$ —	$ 1,198	$ 764

NOTE 4–PREMISES AND EQUIPMENT, NET:

Premises and equipment consisted of the following:

(in thousands)	At December 31,	
	2022	2021
Furniture and equipment	$ 55,539	$ 54,548
Leasehold improvements	40,970	41,426
Land and buildings	35,898	36,121
Total	132,407	132,095
Less: accumulated depreciation	(81,235)	(73,941)
Net	$ 51,172	$ 58,154

NOTE 5–DEPOSITS:

Deposit balances, including their weighted average rates, were as follows:

(dollars in thousands)	At December 31,			
	2022		2021	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Noninterest-bearing demand deposits	$ 1,399,912	— %	$ 1,617,069	— %
Interest bearing:				
Interest-bearing demand deposits	466,490	0.10 %	513,810	0.10 %
Savings	258,977	0.06 %	302,389	0.06 %
Money market	2,383,209	1.22 %	2,806,313	0.15 %
Certificates of deposit	2,943,331	3.07 %	906,928	0.51 %
Total interest bearing deposits	6,052,007	1.98 %	4,529,440	0.21 %
Total deposits	$ 7,451,919	1.61 %	$ 6,146,509	0.15 %

There were $351 million and $342 million in public funds included in deposits at December 31, 2022 and 2021, respectively.

Certificates of deposit outstanding mature as follows:

(in thousands)	December 31, 2022
Within one year	$ 2,375,310
One to two years	557,307
Two to three years	6,329
Three to four years	1,998
Four to five years	1,940
Thereafter	447
Total	$ 2,943,331

The aggregate amount of time deposits in denominations of more than the FDIC limit of $250,000 at December 31, 2022 and 2021 was $189 million and $108 million, respectively. There were $1.4 billion and $145 million of brokered deposits at December 31, 2022 and 2021, respectively.

NOTE 6– BORROWINGS:

The Company borrows funds through advances from the Des Moines FHLB. The balances, maturity and rate of the outstanding FHLB advances were as follows:

	At December 31,				
	2022			2021	
(dollars in thousands)	Amount	Weighted Average Rate		Amount	Weighted Average Rate
Within one year	$ 16,000	4.60 %	$	41,000	0.30 %
One to three years	450,000	4.31 %		—	— %
Three through five years	550,000	4.35 %		—	— %
Total	$ 1,016,000	4.33 %	$	41,000	0.30 %

As of December 31, 2022 and 2021, the Company held $49.3 million and $10.4 million, respectively, of FHLB stock.

NOTE 7–LONG-TERM DEBT:

On January 19, 2022, we completed a $100 million subordinated notes offering due in 2032 (the "Notes"). Interest on the Notes initially will accrue at a rate equal to 3.5% per annum from and including the date of original issuance to, but excluding, January 30, 2027, payable semiannually in arrears. From and including January 30, 2027, to, but excluding, the maturity date or the date of earlier redemption, the Notes will bear interest equal to the three-month term Secured Overnight Financing Rate ("SOFR") plus 215 basis points, payable quarterly in arrears. Net proceeds to the Company were $98 million, after deducting underwriting fees and offering expenses, all of which were still outstanding at December 31, 2022.

At December 31, 2022 and 2021, the Company had outstanding $64 million of Senior Notes which bear interest at a rate of 6.50% and mature in 2026.

The Company issued trust preferred securities ("TRUPS") during the period from 2005 through 2007, resulting in a debt balance of $62 million that remains outstanding at December 31, 2022 and 2021. In connection with the issuance of trust preferred securities, HomeStreet, Inc. issued to HomeStreet Statutory Trust, Junior Subordinated Deferrable Interest Debentures. The sole assets of the HomeStreet Statutory Trust are the Subordinated Debt Securities I, II, III, and IV.

The TRUPS outstanding as of December 31, 2022 and 2021 are as follows:

(dollars in thousands)	HomeStreet Statutory Trust			
	I	II	III	IV
Date issued	June 2005	September 2005	February 2006	March 2007
Amount	$5,155	$20,619	$20,619	$15,464
Interest rate	3 MO LIBOR + 1.70%	3 MO LIBOR + 1.50%	3 MO LIBOR + 1.37%	3 MO LIBOR + 1.68%
Maturity date	June 2035	December 2035	March 2036	June 2037
Call option [1]	Quarterly	Quarterly	Quarterly	Quarterly

(1) Call options are exercisable at par and are callable, without penalty on a quarterly basis.

NOTE 8–DERIVATIVES AND HEDGING ACTIVITIES:

To reduce the risk of significant interest rate fluctuations on the value of certain assets and liabilities, such as single family mortgage LHFS and MSRs, the Company utilizes derivatives as economic hedges. The notional amounts and fair values for derivatives, which are included in other assets or accounts payable and other liabilities on the consolidated balance sheets consist of the following:

	At December 31, 2022		
	Notional amount	Fair value derivatives	
(in thousands)		Asset	Liability
Forward sale commitments	$ 51,252	$ 293	$ (151)
Interest rate lock commitments	17,463	141	(36)
Interest rate swaps	236,533	13,093	(13,093)
Futures	23,000	18	—
Options	14,000	218	—
Total derivatives before netting	$ 342,248	$ 13,763	$ (13,280)
Netting adjustment/Cash collateral [1]		(12,870)	101
Carrying value on consolidated balance sheet		$ 893	$ (13,179)

	At December 31, 2021		
	Notional amount	Fair value derivatives	
(in thousands)		Asset	Liability
Forward sale commitments	$ 793,208	$ 723	$ (640)
Interest rate lock commitments	115,025	2,487	(3)
Interest rate swaps	287,352	4,381	(4,541)
Futures	139,900	334	—
Total derivatives before netting	$ 1,335,485	7,925	(5,184)
Netting adjustment/Cash collateral [1]		1,355	3,921
Carrying value on consolidated balance sheet		$ 9,280	$ (1,263)

(1) Includes net cash collateral received of $12.8 million and paid of $5.3 million at December 31, 2022 and 2021, respectively.

The Company nets derivative assets and liabilities when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. Derivatives are reported at their respective fair values in the other assets or accounts payable and other liabilities line items on the consolidated balance sheets, with changes in fair value reflected in current period earnings.

The following tables present gross fair value and net carrying value information about derivative instruments:

(in thousands)	Gross fair value		Netting adjustments/Cash collateral [1]		Carrying value
At December 31, 2022					
Derivative assets	$	13,763	$	(12,870) $	893
Derivative liabilities		(13,280)		101	(13,179)
At December 31, 2021					
Derivative assets	$	7,925	$	1,355 $	9,280
Derivative liabilities		(5,184)		3,921	(1,263)

(1) Includes net cash collateral received of $12.8 million and paid of $5.3 million at December 31, 2022 and 2021, respectively.

The collateral used under the Company's master netting agreements is typically cash, but securities may be used under agreements with certain counterparties. Receivables related to cash collateral that has been paid to counterparties is included in other assets. Payables related to cash collateral that has been received from counterparties is included in accounts payable and other liabilities. Interest is owed on amounts received from counterparties and we earn interest on amounts paid to counterparties. Any securities pledged to counterparties as collateral remain on the consolidated balance sheets. At December 31, 2022 and 2021, the Company had liabilities of $12.8 million and zero, respectively, in cash collateral received from counterparties and receivables of $0.03 million and $5.3 million, respectively, in cash collateral paid to counterparties.

The following table presents the net gain (loss) recognized on economic hedge derivatives, within the respective line items in the consolidated income statements for the periods indicated:

(in thousands)	Years Ended December 31,					
	2022		2021		2020	
Recognized in noninterest income:						
Net gain (loss) on loan origination and sale activities [1]	$	8,587	$	(6,057) $	(7,675)	
Loan servicing income (loss) [2]		(11,769)		(8,238)	20,820	
Other [3]		160		386	(421)	

(1) Comprised of interest rate lock commitments (" IRLCs") and forward contracts used as economic hedges of single family mortgage LHFS.
(2) Comprised of interest rate swaps, interest rate swaptions, futures, US Treasury options and forward contracts used as economic hedges of single family MSRs.
(3) Impact of interest rate swap agreements executed with commercial banking customers.

The notional amount of open interest rate swap agreements executed with commercial banking customers at December 31, 2022 and 2021 were $237 million and $287 million, respectively.

NOTE 9–MORTGAGE BANKING OPERATIONS:

LHFS consisted of the following:

(in thousands)	At December 31,			
	2022		2021	
Single family	$	14,075	$	128,041
CRE, multifamily and SBA		3,252		48,090
Total	$	17,327	$	176,131

Loans sold consisted of the following for the periods indicated:

(in thousands)	Years Ended December 31,					
		2022		2021		2020
Single family	$	693,348	$	2,046,811	$	1,985,944
CRE, multifamily and SBA		145,622		773,378		908,776
Total	$	838,970	$	2,820,189	$	2,894,720

Gain on loan origination and sale activities, including the effects of derivative risk management instruments, consisted of the following:

(in thousands)	Years Ended December 31,					
		2022		2021		2020
Single family	$	13,054	$	66,850	$	100,795
CRE, multifamily and SBA		4,647		25,468		21,769
Total	$	17,701	$	92,318	$	122,564

The Company's portfolio of loans serviced for others is primarily comprised of loans held in U.S. government and agency MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. The unpaid principal balance of loans serviced for others is as follows:

(in thousands)	At December 31,			
		2022		2021
Single family	$	5,436,899	$	5,539,180
CRE, multifamily and SBA		1,938,484		2,031,087
Total	$	7,375,383	$	7,570,267

Under the terms of the sales agreements for loans sold to GSEs and other entities, the Company has made representations and warranties that the loans sold meet certain requirements. The Company may be required to repurchase mortgage loans or indemnify loan purchasers due to defects in the origination process of the loan, such as documentation errors, underwriting errors and judgments, appraisal errors, early payment defaults and fraud. The total unpaid principal balance of loans sold on a servicing-retained basis that were subject to the terms and conditions of these representations and warranties totaled $5.4 billion and $5.5 billion as of December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, the Company had recorded a mortgage repurchase liability for loans sold on a servicing-retained and servicing-released basis, included in accounts payable and other liabilities, of $2.2 million and $1.3 million, respectively.

The following is a summary of changes in the Company's liability for estimated single family mortgage repurchase losses:

(in thousands)	Years Ended December 31,			
		2022		2021
Balance, beginning of period	$	1,312	$	2,122
Additions, net of adjustments [1]		1,629		(334)
Realized losses [2]		(709)		(476)
Balance, end of period	$	2,232	$	1,312

(1) Includes additions for new loan sales and changes in estimated probable future repurchase losses on previously sold loans.

(2) Includes principal losses and accrued interest on repurchased loans, "make-whole" settlements, settlements with claimants and certain related expenses.

The Company has agreements with investors to advance scheduled principal and interest amounts on delinquent loans. Advances are also made to fund the foreclosure and collection costs of delinquent loans prior to the recovery of reimbursable amounts from investors or borrowers. Advances of $1.6 million and $1.9 million were recorded in other assets as of December 31, 2022 and 2021, respectively.

When the Company has the unilateral right to repurchase Ginnie Mae pool loans it has previously sold (generally loans that are more than 90 days past due), the Company records the balance of the loans as other assets and other liabilities. At December 31, 2022 and 2021, delinquent or defaulted mortgage loans currently in Ginnie Mae pools that the Company has recognized on its consolidated balance sheets totaled $6.9 million and $12.3 million, respectively. The recognition of previously sold loans does not impact the accounting for the previously recognized MSRs.

Revenue from mortgage servicing, including the effects of derivative risk management instruments, consisted of the following.:

| (in thousands) | Years Ended December 31, | | |
	2022	2021	2020
Servicing income, net:			
Servicing fees and other	$ 32,082	$ 35,342	$ 32,037
Amortization of single family MSRs [1]	(9,951)	(19,669)	(17,754)
Amortization of multifamily and SBA MSRs	(7,692)	(7,581)	(5,657)
	14,439	8,092	8,626
Risk management, single family MSRs:			
Changes in fair value of MSRs due to assumptions [2]	16,739	7,379	(19,955)
Net gain (loss) from economic hedging	(18,790)	(8,238)	20,820
Total	(2,051)	(859)	865
Loan servicing income	$ 12,388	$ 7,233	$ 9,491

(1) Represents changes due to collection/realization of expected cash flows and curtailments.
(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily reflected by changes in mortgage interest rates.

The Company determines fair value of single family MSRs using a valuation model that calculates the net present value of estimated future cash flows. Estimates of future cash flows include contractual servicing fees, ancillary income and costs of servicing, the timing of which are impacted by assumptions, primarily expected prepayment speeds and discount rates, which relate to the underlying performance of the loans. The changes in single family MSRs measured at fair value are as follows:

| (in thousands) | Years Ended December 31, | | |
	2022	2021	2020
Beginning balance	$ 61,584	$ 49,966	$ 68,109
Additions and amortization:			
Originations	8,245	23,908	19,424
Amortization [1]	(9,951)	(19,669)	(17,754)
Net additions and amortization	(1,706)	4,239	1,670
Changes in fair value assumptions [2]	16,739	7,379	(19,813)
Ending balance	$ 76,617	$ 61,584	$ 49,966

(1) Represents changes due to collection/realization of expected cash flows and curtailments.
(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily reflected by changes in mortgage interest rates.

Key economic assumptions used in measuring the initial fair value of capitalized single family MSRs were as follows:

| (rates per annum) [1] | Years Ended December 31, | | |
	2022	2021	2020
Constant prepayment rate ("CPR") [2]	10.91 %	8.84 %	11.37 %
Discount rate	9.35 %	8.23 %	7.82 %

(1) Based on a weighted average.
(2) Represents the expected lifetime average CPR used in the model.

For single family MSRs, we use a discounted cash flow valuation technique which utilizes CPRs and discount rates as significant unobservable inputs as noted in the table below:

	At December 31, 2022		At December 31, 2021	
	Range of Inputs	Average [1]	Range of Inputs	Average [1]
CPRs	6.01% - 11.10%	8.19 %	7.90%- 17.35%	10.35 %
Discount Rates	9.74% - 16.88%	10.66 %	6.94% -13.96%	7.97 %

(1) Weighted averages of all the inputs within the range.

To compute hypothetical sensitivities of the value of our single MSRs to immediate adverse changes in key assumptions, we computed the impact of changes in CPRs and in discount rates as outlined below:

(dollars in thousands)		At December 31, 2022
Fair value of single family MSRs	$	76,617
Expected weighted-average life (in years)		7.77
CPR		
Impact on fair value of 25 basis points adverse change in interest rates	$	(447)
Impact on fair value of 50 basis points adverse change in interest rates	$	(1,045)
Discount rate		
Impact on fair value of 100 basis points increase	$	(3,150)
Impact on fair value of 200 basis points increase	$	(6,062)

Generally, increases in the CPR or the discount rate utilized in the fair value measurements of single family MSRs will result in a decrease in fair value. Conversely, decreases in the CPR or the discount rate will result in an increase in fair value. These sensitivities are hypothetical and subject to key assumptions of the underlying valuation model. As the table above demonstrates, the Company's methodology for estimating the fair value of MSRs is highly sensitive to changes in key assumptions. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another, which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

MSRs resulting from the sale of multifamily loans are recorded at fair value and subsequently carried at the lower of amortized cost or fair value. Multifamily MSRs are amortized in proportion to, and over, the estimated period the net servicing income will be collected.

The changes in multifamily and SBA MSRs measured at LOCOM or fair value were as follows:

	Years Ended December 31,					
(in thousands)		2022		2021		2020
Beginning balance	$	39,415	$	35,774	$	29,494
Origination		3,533		11,222		11,587
Amortization		(7,692)		(7,581)		(5,307)
Ending balance	$	35,256	$	39,415	$	35,774

At December 31, 2022, the expected weighted-average life of the Company's multifamily and SBA MSRs was 11.58 years. Projected amortization expense for the gross carrying value of multifamily and SBA MSRs is estimated as follows:

(in thousands)	At December 31, 2022
2023	$ 5,483
2024	5,309
2025	5,068
2026	4,582
2027	3,868
2028 and thereafter	10,946
Carrying value of multifamily and SBA MSRs	$ 35,256

The projected amortization expense of multifamily and SBA MSRs is an estimate and subject to key assumptions of the underlying valuation model. The amortization expense for future periods was calculated by applying the same quantitative factors, such as actual MSR prepayment experience and discount rates, which were used to determine amortization expense. These factors are inherently subject to significant fluctuations, primarily due to the effect that changes in interest rates may have on expected loan prepayment experience. Accordingly, any projection of MSR amortization in future periods is limited by the conditions that existed at the time the calculations were performed and may not be indicative of actual amortization expense that will be recorded in future periods.

NOTE 10–COMMITMENTS, GUARANTEES AND CONTINGENCIES:

Commitments

In the ordinary course of business, the Company extends secured and unsecured open-end loans to meet the financing needs of its customers. In addition, the Company makes certain unfunded loan commitments as part of its lending activities that have not been recognized in the Company's financial statements. These include commitments to extend credit made as part of the Company's lending activities on loans the Company intends to hold in its LHFI portfolio.

These commitments include the following:

	At December 31,	
(in thousands)	2022	2021
Unused consumer portfolio lines	$ 531,784	$ 405,992
Commercial portfolio lines [1]	788,108	820,131
Commitments to fund loans	46,067	90,852
Total	$ 1,365,959	$ 1,316,975

(1) Includes undistributed construction loan proceeds, where the Company has an obligation to advance funds for construction progress payments of $525 million and $584 million at December 31, 2022 and 2021, respectively.

The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements in that commitments may expire without being drawn upon. The Company has recorded an ACL on unfunded loan commitments, included in accounts payable and other liabilities on the consolidated balance sheets of $2.2 million and $2.4 million at December 31, 2022 and 2021, respectively.

The Company has entered into certain agreements to invest in qualifying small businesses and small enterprises and a tax exempt bond partnership that have not been recognized in the Company's financial statements. At December 31, 2022 and 2021 we had $11.8 million and $15.2 million, respectively, of future commitments to invest in these enterprises.

Guarantees

In the ordinary course of business, the Company sells loans through the Fannie Mae Multifamily Delegated Underwriting and Servicing Program ("DUS"®) that are subject to a credit loss sharing arrangement. The Company services the loans for Fannie Mae and shares in the risk of loss with Fannie Mae under the terms of the DUS contracts. Under the DUS program, the Company and Fannie Mae share losses on a pro rata basis, where the Company is responsible for losses incurred up to one-third of principal balance on each loan with two-thirds of the loss covered by Fannie Mae. For loans that have been sold through this program, a liability is recorded for this loss sharing arrangement under the accounting guidance for guarantees. As of December 31, 2022 and 2021, the total unpaid principal balance of loans sold under this program was $1.8 billion and $1.9 billion, respectively. The Company's reserve liability related to this arrangement totaled $0.6 million at both December 31, 2022 and 2021. There were no actual losses incurred under this arrangement during 2022, 2021 or 2020.

Contingencies

In the normal course of business, the Company may have various legal claims and other similar contingent matters outstanding for which a loss may be realized. For these claims, the Company establishes a liability for contingent losses when it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. For claims determined to be reasonably possible but not probable of resulting in a loss, there may be a range of possible losses in excess of the established liability. The Company did not have any material amounts reserved for legal claims as of December 31, 2022.

NOTE 11–INCOME TAXES:

Income tax expense consisted of the following:

(in thousands)	Years Ended December 31,					
		2022		2021		2020
Current expense						
Federal	$	2,829	$	20,074	$	27,166
State and local		1,633		3,191		4,804
Deferred (benefit) expense						
Federal		7,304		4,325		(11,076)
State and local		1,545		511		(1,596)
Tax credit investment amortization		4,809		3,166		2,606
Total	$	18,120	$	31,267	$	21,904

Income tax expense differed from amounts computed at the federal income tax statutory rate as follows:

(in thousands, except rate)	Years Ended December 31,					
	2022		2021		2020	
	Rate	Amount	Rate	Amount	Rate	Amount
Income before taxes		$ 84,660		$ 146,689		$ 101,894
Federal tax statutory rate	21.00 %	17,779	21.00 %	30,805	21.00 %	21,398
State tax - net of federal tax benefit	3.44 %	2,912	2.20 %	3,220	2.54 %	2,587
Tax-exempt investments	(4.62)%	(3,908)	(1.40)%	(2,049)	(1.81)%	(1,849)
Stock-based compensation expense	0.14 %	121	(0.77)%	(1,132)	(0.16)%	(159)
Other	1.44 %	1,216	0.29 %	423	(0.07)%	(73)
Total	21.40 %	$ 18,120	21.32 %	$ 31,267	21.50 %	$ 21,904

The following is a summary of the Company's deferred tax assets and liabilities:

(in thousands)	At December 31,			
		2022		2021
Deferred tax assets				
Provision for credit losses	$	10,501	$	11,477
Unrealized loss on investments AFS		31,431		—
Federal and state net operating loss carryforwards		628		628
Accrued liabilities		2,536		2,268
Other investments		572		471
Lease liabilities		10,877		12,028
Nonaccrual interest		513		213
Stock based compensation		737		969
Loan valuation		311		289
Other		694		1,744
Total		58,800		30,087
Deferred tax liabilities				
Mortgage servicing rights		(25,725)		(22,221)
Deferred loan fees and costs		(9,565)		(7,336)
Lease right-of-use assets		(8,415)		(8,572)
Unrealized gain on investments AFS		—		(5,630)
Premises and equipment		(2,486)		(1,843)
Intangibles		(694)		(742)
Other		(14)		(54)
Total		(46,899)		(46,398)
Net deferred tax asset (liability)	$	11,901	$	(16,311)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to fully utilize the existing deferred tax assets. As of December 31, 2022, management determined that sufficient evidence exists to support the future utilization of all of the Company's deferred tax assets.

The Company has state net operating loss carryforwards of $7.5 million and $12.1 million as of December 31, 2022 and 2021 that will expire at various dates from 2027 to 2036. Utilization of net operating loss carryforwards may be subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended.

Retained earnings at December 31, 2022 and 2021 include approximately $12.7 million in tax basis bad debt reserves for which no income tax liability has been recorded. This represents the balance of bad debt reserves created for tax purposes as of December 31, 1987. These amounts are subject to recapture (i.e., included in taxable income) if certain events occur, such as in the event HomeStreet Bank ceases to be a bank. In the event of recapture, the Company will incur both federal and state tax liabilities on this pre-1988 bad debt reserve balance at the then prevailing corporate tax rates.

The Company had no recorded unrecognized tax position as of December 31, 2022 or 2021.

We are currently under examination, or subject to examination, by various U.S. federal and state taxing authorities. The Company is no longer subject to federal income tax examinations for tax years prior to 2019 or state income tax examination for tax years prior to 2018, generally.

NOTE 12–RETIREMENT BENEFIT PLAN:

The Company maintains a 401(k) Savings Plan for the benefit of its employees. Substantially all of the Company's employees are eligible to participate in the HomeStreet, Inc. 401(k) Savings Plan (the "Plan"). The Plan provides for payment of retirement benefits to employees pursuant to the provisions of the Plan and in conformity with Section 401(k) of the Internal Revenue Code. Employees may elect to have a portion of their salary contributed to the Plan. Participants receive a vested employer matching contribution equal to 100% of the first 3.0% and 50% of the next 2.0% of eligible compensation deferred by the participant. Employer contributions of $4.0 million, $3.9 million and $3.8 million were incurred in 2022, 2021, and 2020, respectively.

NOTE 13–FAIR VALUE MEASUREMENT:

The term "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The Company's approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

Fair Value Hierarchy

A three-level valuation hierarchy has been established under ASC 820 for disclosure of fair value measurements. The valuation hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels are defined as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. This includes quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability for substantially the full term of the financial instrument.

- Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions of what market participants would use in pricing the asset or liability.

The Company's policy regarding transfers between levels of the fair value hierarchy is that all transfers are assumed to occur at the end of the reporting period.

Estimation of Fair Value

Fair value is based on quoted market prices, when available. In cases where a quoted price for an asset or liability is not available, the Company uses valuation models to estimate fair value. These models incorporate inputs such as forward yield curves, loan prepayment assumptions, expected loss assumptions, market volatilities and pricing spreads utilizing market-based inputs where readily available. The Company believes its valuation methods are appropriate and consistent with those that would be used by other market participants. However, imprecision in estimating unobservable inputs and other factors may result in these fair value measurements not reflecting the amount realized in an actual sale or transfer of the asset or liability in a current market exchange.

The following table summarizes the fair value measurement methodologies, including significant inputs and assumptions, and classification of the Company's assets and liabilities valued at fair value on a recurring basis.

Asset/Liability class	Valuation methodology, inputs and assumptions	Classification
Investment securities		
Trading securities	Fair Value is based on quoted prices in an active market.	Level 1 recurring fair value measurement.
Investment securities AFS	Observable market prices of identical or similar securities are used where available.	Level 2 recurring fair value measurement.
	If market prices are not readily available, value is based on discounted cash flows using the following significant inputs: • Expected prepayment speeds • Estimated credit losses • Market liquidity adjustments	Level 3 recurring fair value measurement.
LHFS		
Single family loans, excluding loans transferred from held for investment	Fair value is based on observable market data, including: • Quoted market prices, where available • Dealer quotes for similar loans • Forward sale commitments	Level 2 recurring fair value measurement.
	When not derived from observable market inputs, fair value is based on discounted cash flows, which considers the following inputs: • Benchmark yield curve • Estimated discount spread to the benchmark yield curve • Expected prepayment speeds	Estimated fair value classified as Level 3.
Mortgage servicing rights		
Single family MSRs	For information on how the Company measures the fair value of its single family MSRs, including key economic assumptions and the sensitivity of fair value to changes in those assumptions, see Note 9, *Mortgage Banking Operations*.	Level 3 recurring fair value measurement.
Derivatives		
Futures and Options	Fair value is based on closing exchange prices.	Level 1 recurring fair value measurement.
Forward sale commitments Interest rate swaps	Fair value is based on quoted prices for identical or similar instruments when available. When quoted prices are not available, fair value is based on internally developed modeling techniques, which require the use of multiple observable market inputs, including: • Forward interest rates • Interest rate volatilities	Level 2 recurring fair value measurement.
Interest rate lock commitments	The fair value considers several factors including: • Fair value of the underlying loan based on quoted prices in the secondary market, when available. • Value of servicing • Fall-out factor	Level 3 recurring fair value measurement.

The following tables present the levels of the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis:

(in thousands)	As of December 31, 2022			
	Fair Value	Level 1	Level 2	Level 3
Assets:				
Trading securities - U.S. Treasury securities	$ 18,997	$ 18,997	$ —	$ —
Investment securities AFS				
Mortgage backed securities:				
Residential	197,262	—	195,321	1,941
Commercial	56,049	—	56,049	—
Collateralized mortgage obligations:				
Residential	553,039	—	553,039	—
Commercial	70,519	—	70,519	—
Municipal bonds	411,548	—	411,548	—
Corporate debt securities	42,945	—	42,877	68
U.S. Treasury securities	19,934	—	19,934	—
Agency debentures	27,478	—	27,478	—
Single family LHFS	14,075	—	14,075	—
Single family LHFI	5,868	—	—	5,868
Single family mortgage servicing rights	76,617	—	—	76,617
Derivatives				
Futures	18	18	—	—
Options	218	218	—	
Forward sale commitments	293	—	293	—
Interest rate lock commitments	141	—	—	141
Interest rate swaps	13,093	—	13,093	—
Total assets	$ 1,508,094	$ 19,233	$ 1,404,226	$ 84,635
Liabilities:				
Derivatives				
Forward sale commitments	$ 151	$ —	$ 151	$ —
Interest rate lock commitments	36	—	—	36
Interest rate swaps	13,093	—	13,093	—
Total liabilities	$ 13,280	$ —	$ 13,244	$ 36

(in thousands)	As of December 31, 2021			
	Fair Value	Level 1	Level 2	Level 3
Assets:				
Investment securities AFS				
Mortgage backed securities:				
Residential	$ 32,963	$ —	$ 30,556	$ 2,407
Commercial	62,792	—	62,792	—
Collateralized mortgage obligations:				
Residential	187,394	—	187,394	—
Commercial	136,659	—	136,659	—
Municipal bonds	539,923	—	539,923	—
Corporate debt securities	19,616	—	19,541	75
U.S. Treasury securities	23,175	—	23,175	—
Single family LHFS	128,041	—	128,041	—
Single family LHFI	7,287	—	—	7,287
Single family mortgage servicing rights	61,584	—	—	61,584
Derivatives				
Futures	334	334	—	—
Forward sale commitments	723	—	723	—
Interest rate lock commitments	2,487	—	—	2,487
Interest rate swaps	4,381	—	4,381	—
Total assets	$ 1,207,359	$ 334	$ 1,133,185	$ 73,840
Liabilities:				
Derivative				
Forward sale commitments	$ 640	$ —	$ 640	$ —
Interest rate lock commitments	3	—	—	3
Interest rate swaps	4,541	—	4,541	—
Total liabilities	$ 5,184	$ —	$ 5,181	$ 3

There were no transfers between levels of the fair value hierarchy during 2022 and 2021.

Level 3 Recurring Fair Value Measurements

The Company's level 3 recurring fair value measurements consist of investment securities AFS, single family MSRs, single family LHFI where fair value option was elected, certain single family LHFS and IRCLs, which are accounted for as derivatives. For information regarding fair value changes and activity for single family MSRs during 2022 and 2021, see Note 9, *Mortgage Banking Operations*.

The fair value of IRLCs considers several factors, including the fair value in the secondary market of the underlying loan resulting from the exercise of the commitment, the expected net future cash flows related to the associated servicing of the loan (referred to as the value of servicing) and the probability that the commitment will not be converted into a funded loan (referred to as a fall-out factor). The fair value of IRLCs on LHFS, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. The significance of the fall-out factor to the fair value measurement of an individual IRLC is generally highest at the time that the rate lock is initiated and declines as closing procedures are performed and the underlying loan gets closer to funding. The fall-out factor applied is based on historical experience. The value of servicing is impacted by a variety of factors, including prepayment assumptions, discount rates, delinquency rates, contractually specified servicing fees, servicing costs and underlying portfolio characteristics. Because these inputs are not observable in market trades, the fall-out factor and value of servicing are considered to be level 3 inputs. The fair value of IRLCs decreases in value upon an increase in the fall-out factor and increases in value upon an increase in the value of servicing. Changes in the fall-out factor and value of servicing do not increase or decrease based on movements in other significant unobservable inputs.

The Company recognizes unrealized gains and losses from the time that an IRLC is initiated until the gain or loss is realized at the time the loan closes, which generally occurs within 30-90 days. For IRLCs that fall out, any unrealized gain or loss is reversed, which generally occurs at the end of the commitment period. The gains and losses recognized on IRLC derivatives generally correlates to volume of single family interest rate lock commitments made during the reporting period (after adjusting for estimated fall-out) while the amount of unrealized gains and losses realized at settlement generally correlates to the volume of single family closed loans during the reporting period.

The Company uses the discounted cash flow model to estimate the fair value of certain loans that have been transferred from held for sale to held for investment and single family LHFS when the fair value of the loans is not derived using observable market inputs. The key assumption in the valuation model is the implied spread to benchmark interest rate curve. The implied spread is not directly observable in the market and is derived from third party pricing which is based on market information from comparable loan pools. The fair value estimate of single family loans that have been transferred from held for sale to held for investment are sensitive to changes in the benchmark interest rate which might result in a significantly higher or lower fair value measurement.

The Company transferred certain loans from held for sale to held for investment. These loans were originated as held for sale loans where the Company had elected the fair value option. The Company determined these loans to be level 3 recurring assets as the valuation technique included a significant unobservable input. The total amount of held for investment loans where fair value option election was made was $5.9 million and $7.3 million at December 31, 2022 and 2021, respectively.

The following information presents significant Level 3 unobservable inputs used to measure fair value of certain assets:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Input	Low	High	Weighted Average
December 31, 2022						
Investment securities AFS	$ 2,009	Income approach	Implied spread to benchmark interest rate curve	2.00%	2.00%	2.00%
Single family LHFI	5,868	Income approach	Implied spread to benchmark interest rate curve	2.87%	5.15%	4.14%
Interest rate lock commitments, net	105	Income approach	Fall-out factor	0.10%	17.50%	6.43%
			Value of servicing	0.54%	1.11%	0.95%
December 31, 2021						
Investment securities AFS	$ 2,482	Income approach	Implied spread to benchmark interest rate curve	2.00%	2.00%	2.00%
Single family LHFI	7,287	Income approach	Implied spread to benchmark interest rate curve	2.39%	7.96%	3.56%
Interest rate lock commitments, net	2,484	Income approach	Fall-out factor	0.15%	21.93%	8.44%
			Value of servicing	0.35%	1.46%	1.15%

We had no LHFS where the fair value was not derived with significant observable inputs at December 31, 2022 or 2021.

The following table presents fair value changes and activity for certain Level 3 assets:

(in thousands)	Beginning balance	Additions	Transfers	Payoffs/Sales	Change in mark to market [1]	Ending balance
Year Ended December 31, 2022						
Investment securities AFS	$ 2,482	$ —	$ —	$ (193)	$ (280)	$ 2,009
Single family LHFI	7,287	—	—	—	(1,419)	5,868
Year Ended December 31, 2021						
Investment securities AFS	$ 2,710	$ —	$ —	$ (192)	$ (36)	$ 2,482
Single family LHFI	7,108	4,051	—	(4,279)	407	7,287

(1) Changes in fair value for singe family LHFI are recorded in other noninterest income on the consolidated income statements.

The following table presents fair value changes and activity for Level 3 interest rate lock commitments:

| (in thousands) | Years Ended December 31, | | | |
	2022		2021	
Beginning balance, net	$	2,484	$	17,392
Total realized/unrealized gains		68		11,888
Settlements		(2,447)		(26,796)
Ending balance, net	$	105	$	2,484

Nonrecurring Fair Value Measurements

Certain assets held by the Company are not included in the tables above, but are measured at fair value on a periodic basis. These assets include certain LHFI and OREO that are carried at the lower of cost or fair value of the underlying collateral, less the estimated cost to sell. The estimated fair values of real estate collateral are generally based on internal evaluations and appraisals of such collateral, which use the market approach and income approach methodologies. We have omitted disclosure related to quantitative inputs given the insignificance of assets measured on a nonrecurring basis.

The fair value of commercial properties are generally based on third-party appraisals that consider recent sales of comparable properties, including their income-generating characteristics, adjusted (generally based on unobservable inputs) to reflect the general assumptions that a market participant would make when analyzing the property for purchase. The Company uses a fair value of collateral technique to apply adjustments to the appraisal value of certain commercial LHFI that are collateralized by real estate.

The Company uses a fair value of collateral technique to apply adjustments to the stated value of certain commercial LHFI that are not collateralized by real estate and to the appraisal value of OREO.

Residential properties are generally based on unadjusted third-party appraisals. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property.

These adjustments include management assumptions that are based on the type of collateral dependent loan and may increase or decrease an appraised value. Management adjustments vary significantly depending on the location, physical characteristics and income producing potential of each individual property. The quality and volume of market information available at the time of the appraisal can vary from period-to-period and cause significant changes to the nature and magnitude of the unobservable inputs used. Given these variations, changes in these unobservable inputs are generally not a reliable indicator for how fair value will increase or decrease from period to period.

The following tables presents assets classified as Level 3 assets that had changes in their recorded fair value during 2022 and 2021 and what we still held at the end of the respective reporting period:

(in thousands)	Fair Value		Total Gains (Losses)	
As of or for the year ended December 31, 2022				
LHFI [1]	$	3,186	$	(385)
As of or for the year ended December 31, 2021				
LHFI [1]	$	1,214	$	(43)

(1)   Represents the carrying value of loans for which adjustments are based on the fair value of the collateral.

Fair Value of Financial Instruments

The following presents the carrying value, estimated fair value and the levels of the fair value hierarchy for the Company's financial instruments other than assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
			At December 31, 2022		
Assets:					
Cash and cash equivalents	$ 72,828	$ 72,828	$ 72,828	$ —	$ —
Investment securities HTM	2,441	2,385	—	2,385	—
LHFI	7,378,952	6,988,363	—	—	6,988,363
LHFS – multifamily and other	3,252	3,291	—	3,291	—
Mortgage servicing rights – multifamily and SBA	35,256	39,792	—	—	39,792
Federal Home Loan Bank stock	49,305	49,305	—	49,305	—
Other assets - GNMA EBO loans	6,918	6,918	—	—	6,918
Liabilities:					
Certificates of deposit	$ 2,943,331	$ 2,910,301	$ —	$ 2,910,301	$ —
Borrowings	1,016,000	1,014,973	—	1,014,973	—
Long-term debt	224,404	202,338	—	202,338	—

(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
			At December 31, 2021		
Assets:					
Cash and cash equivalents	$ 65,214	$ 65,214	$ 65,214	$ —	$ —
Investment securities HTM	4,169	4,305	—	4,305	—
LHFI	5,488,439	5,588,719	—	—	5,588,719
LHFS multifamily and other	48,090	48,425	—	48,425	—
Mortgage servicing rights – multifamily and SBA	39,415	43,199	—	—	43,199
Federal Home Loan Bank stock	10,361	10,361	—	10,361	—
Other assets - GNMA EBO loans	12,342	12,342	—	—	12,342
Liabilities:					
Certificates of deposit	$ 906,928	$ 906,064	$ —	$ 906,064	$ —
Borrowings	41,000	41,000	—	41,000	—
Long-term debt	126,026	116,845	—	116,845	—

Fair Value Option

Single family loans held for sale accounted for under the fair value option are measured initially at fair value with subsequent changes in fair value recognized in earnings. Gains and losses from such changes in fair value are recognized in net gain on mortgage loan origination and sale activities within noninterest income. The change in fair value of loans held for sale is primarily driven by changes in interest rates subsequent to loan funding and changes in fair value of the related servicing asset, resulting in revaluations adjustments to the recorded fair value. The use of the fair value option allows the change in the fair value of loans to more effectively offset the change in fair value of derivative instruments that are used as economic hedges of loans held for sale.

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale accounted for under the fair value option:

	At December 31, 2022			At December 31, 2021		
(in thousands)	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance
Single family LHFS	$ 14,075	$ 13,914	$ 161	$ 128,041	$ 124,933	$ 3,108

NOTE 14–REGULATORY CAPITAL REQUIREMENTS:

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's operations and financial statements. Under capital adequacy guidelines, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2022 that the Company and the Bank met all capital adequacy requirements. The following table presents the capital and capital ratios of the Company (on a consolidated basis) and the Bank (on a stand-alone basis) as of the respective dates and as compared to the respective regulatory requirements applicable to them:

	At December 31, 2022						
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions		
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 693,112	7.25 %	$ 382,467	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	633,112	8.72 %	326,876	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	693,112	9.54 %	435,834	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	837,828	11.53 %	581,112	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 822,891	8.63 %	$ 381,506	4.0 %	$ 476,883	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	822,891	11.92 %	310,582	4.5 %	448,618	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	822,891	11.92 %	414,109	6.0 %	552,146	8.0 %
Total risk-based capital (to risk-weighted assets)	868,993	12.59 %	552,146	8.0 %	690,182	10.0 %

(dollars in thousands)	At December 31, 2021					
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 723,232	9.94 %	$ 291,098	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	663,232	10.84 %	275,281	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	723,232	11.82 %	367,041	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	774,695	12.66 %	489,388	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 727,753	10.11 %	$ 287,990	4.0 %	$ 359,988	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	727,753	12.87 %	254,442	4.5 %	367,527	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	727,753	12.87 %	339,256	6.0 %	452,341	8.0 %
Total risk-based capital (to risk-weighted assets)	778,723	13.77 %	452,341	8.0 %	565,426	10.0 %

As of each of the dates set forth in the above table, the Company exceeded the minimum required capital ratios applicable to it and Bank's capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. No conditions or events have occurred since December 31, 2022 that we believe have changed the Company's or the Bank's capital adequacy classifications from those set forth in the above table.

In addition to the minimum capital ratios, both the Company and the Bank are required to maintain a "conservation buffer" consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. The required ratios for capital adequacy set forth in the above table do not include the additional capital conservation buffer, though each of the Company and Bank maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2022, capital conservation buffers for the Company and the Bank were 3.53% and 4.59%, respectively. The following table sets forth the minimum capital ratios plus the applicable increment of the capital conservation buffer:

Common equity to Tier-1 to risk-weighted assets	7.00 %
Tier 1 capital to risk-weighted assets	8.50 %
Total capital to risk-weighted assets	10.50 %

NOTE 15–EARNINGS PER SHARE:

The following table summarizes the calculation of earnings per share:

(in thousands, except share and per share data)	Years Ended December 31,		
	2022	2021	2020
Net income	$ 66,540	$ 115,422	$ 79,990
Weighted average shares:			
Basic weighted-average number of common shares outstanding	18,931,107	20,885,509	22,867,268
Dilutive effect of outstanding common stock equivalents [1]	110,004	257,905	209,554
Diluted weighted-average number of common shares outstanding	19,041,111	21,143,414	23,076,822
Net income per share			
Basic earnings per share	$ 3.51	$ 5.53	$ 3.50
Diluted earnings per share	3.49	5.46	3.47

(1) Excluded from the computation of diluted earnings per share (due to their antidilutive effect) for the years ended December 31, 2022, 2021 and 2020 were certain unvested RSUs and PSUs. The aggregate number of common stock unvested restricted shares, which could potentially be dilutive in future periods, was 176,259, zero and 201 at December 31, 2022, 2021 and 2020, respectively.

NOTE 16–LEASES:

We have operating and finance leases for certain office space and finance leases for certain equipment. Our leases have remaining lease terms of up to 13 years.

The Company, as sublessor, subleases certain office and retail space in which the terms of any significant subleases end by 2027. Under all of our executed sublease arrangements, the sublessees are obligated to pay the Company sublease payments of $4.9 million in 2023, $3.3 million in 2024, $2.8 million in 2025, $2.9 million in 2026 and $2.7 million in 2027. For 2020 we incurred $2.5 million in impairment charges on lease right-of-use assets.

The components of lease expense were as follows:

(in thousands)	Years Ended December 31,		
	2022	2021	2020
Operating lease cost	$ 8,762	$ 9,610	$ 11,989
Finance lease cost:			
Amortization of right-of-use assets	580	1,066	1,277
Interest on lease liabilities	19	22	151
Variable lease costs and nonlease components	3,123	3,716	5,502
Sublease income	(2,565)	(3,449)	(6,662)
Total	$ 9,919	$ 10,965	$ 12,257

Supplemental cash flow information related to leases were as follows:

(in thousands)		Years Ended December 31,				
		2022		2021		2020
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	12,845	$	13,647	$	15,452
Operating cash flows from finance leases		19		22		151
Financing cash flows from finance leases		589		1,070		1,209
Right-of-use assets obtained						
Operating leases	$	6,347	$	1,894	$	5,666
Finance leases		145		707		—
Other changes in right-of-use assets [1]						
Operating leases	$	—	$	(460)	$	(39,924)
Finance leases		—		(2)		(29)

(1) Change in 2020 primarily relates to changes in assumptions regarding the exercise of renewal options available under real estate lease agreements.

Supplemental information related to leases was as follows:

(in thousands, except lease term and discount rate)		At December 31,		
		2022		2021
Operating lease right-of-use assets, included in other assets	$	34,070	$	38,010
Operating lease liabilities, included in accounts payable and other liabilities		42,848		49,574
Finance lease right-of-use assets, included in other assets	$	359	$	777
Finance lease liabilities, included in accounts payable and other liabilities		359		787
Weighted Average Remaining lease term in years				
Operating leases		5.07		5.87
Finance leases		0.88		0.96
Weighted Average Discount Rate				
Operating leases		1.91%		1.71%
Finance leases		3.50%		1.43%

Maturities of lease liabilities and obligations under leases classified as nonlease components were as follows:

(in thousands)		Lease Liabilities				Nonlease Components
		Operating Leases		Finance Leases		
Year ended December 31,						
2023	$	11,098	$	360	$	4,846
2024		9,492		8		4,490
2025		7,976		—		4,357
2026		6,862		—		4,454
2027		6,137		—		3,850
2028 and thereafter		3,546		—		123
Total lease payments		45,111		368	$	22,120
Less imputed interest		2,263		9		
Total	$	42,848	$	359		

NOTE 17–SHARE-BASED COMPENSATION PLANS:

In May 2014, the shareholders approved the Company's 2014 Equity Incentive Plan (the "2014 EIP Plan") that provided for the grant of stock options, shares of restricted stock, RSUs, PSUs, stock bonus awards, stock appreciation rights, performance share awards and performance compensation awards and unrestricted stock (collectively, "Equity Incentive Awards") to the Company's executive officers, other key employees and directors. This plan was amended in May 2017 and allows the grant of up to 1,875,000 shares of the Company's common stock. For 2022, 2021, and 2020, the Company recognized stock-based compensation cost of $3.3 million, $2.9 million and $2.4 million, respectively.

RSUs generally vest over a three year period with the fair market value of the awards determined at the grant date based on the Company's stock price. PSUs vest at the end of a three year period with the fair market value of the awards determined using a Monte Carlo simulation technique. A summary of the status of the combined RSUs and PSUs is as follows:

	Number	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2021	268,531	$ 26.83
Granted	91,942	51.55
Cancelled or forfeited	(11,921)	33.58
Vested	(121,477)	27.90
Outstanding at December 31, 2022	227,075	$ 33.95

The assumptions used in the Monte Carlo simulations used to determine fair market value of the PSUs granted in 2022, 2021 and 2020 are set forth in the table below:

	2022	2021	2020
Volatility of common stock	40.3 %	40.5 %	33.9 %
Average volatility of peer companies	44.2 %	43.5 %	34.8 %
Average correlation coefficient of peer companies	0.8079 %	0.8004 %	0.7561 %
Risk-free interest rate	1.0 %	0.2 %	0.3 %
Expected term in years	3.00 years	3.00 years	2.76 years

NOTE 18–PARENT COMPANY FINANCIAL STATEMENTS (UNAUDITED):

Condensed financial information for HomeStreet, Inc. is as follows:

Condensed Balance Sheets

(in thousands)	At December 31, 2022	At December 31, 2021
Assets:		
Cash and cash equivalents	$ 5,804	$ 12,756
Other assets	4,601	5,082
Investment in stock of HomeStreet Bank	752,211	779,851
Investment in stock of other subsidiaries	26,954	45,175
Total assets	$ 789,570	$ 842,864
Liabilities:		
Other liabilities	$ 3,019	$ 1,499
Long-term debt	224,404	126,026
Total liabilities	227,423	127,525
Shareholders' Equity:		
Common stock, no par value	226,592	249,856
Retained earnings	435,085	444,343
Accumulated other comprehensive income (loss)	(99,530)	21,140
Total shareholder's equity	562,147	715,339
Total liabilities and shareholders' equity	$ 789,570	$ 842,864

Condensed Income Statements

(in thousands)	Years Ended December 31, 2022	2021	2020
Noninterest income			
Dividend income	$ 51,000	$ 109,000	$ 82,909
Equity in undistributed income from subsidiaries	24,898	10,801	3,374
Other noninterest income	2,053	1,838	1,773
Total revenues	77,951	121,639	88,056
Expenses			
Interest expense-net	8,315	4,576	5,731
Noninterest expense	6,123	2,939	4,136
Total expenses	14,438	7,515	9,867
Income before income taxes (benefit)	63,513	114,124	78,189
Income taxes (benefit)	(3,027)	(1,298)	(1,801)
Net income	$ 66,540	$ 115,422	$ 79,990

Condensed Statements of Cash Flows

(in thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net income	$ 66,540	$ 115,422	$ 79,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Undistributed earnings from investment in subsidiaries	(24,898)	(10,801)	(3,374)
Other	6,386	(8,669)	(4,483)
Net cash provided by operating activities	48,028	95,952	72,133
Cash flows from investing activities:			
AFS securities: Principal collections net of purchases	831	2,012	2,886
Investments in subsidiaries	(52,000)	—	—
Net cash provided by (used in) investing activities	(51,169)	2,012	2,886
Cash flows from financing activities:			
Repurchases of common stock	(75,000)	(84,154)	(58,009)
Proceeds from exercise of stock options	—	263	238
Proceeds from issuance of long-term debt	98,036	—	—
Dividends paid on common stock	(26,847)	(21,338)	(13,865)
Net cash used in financing activities	(3,811)	(105,229)	(71,636)
Net (decrease) increase in cash and cash equivalents	(6,952)	(7,265)	3,383
Cash and cash equivalents, beginning of year	12,756	20,021	16,638
Cash and cash equivalents, end of year	$ 5,804	$ 12,756	$ 20,021

NOTE 19–SUBSEQUENT EVENTS:

In February 2023, we completed an acquisition of three branches in southern California whereby we assumed $373 million in deposits and purchased $22 million in loans.

On January 26, 2023 the Board of Directors authorized a dividend of $0.35 per share, payable on February 22, 2023 to shareholders of record on February 8, 2023.

| ITEM 9 | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE |

None

| ITEM 9A | CONTROLS AND PROCEDURES |

Evaluation of Disclosure Controls and Procedures

The Company's management conducted an evaluation, under the supervision and with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) at December 31, 2022. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based upon the evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective at December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management has made a comprehensive review, evaluation, and assessment of the Company's internal control over financial reporting at December 31, 2022. In making its assessment of internal control over financial reporting, management utilized the framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework.* Based on that assessment, management concluded that, at December 31, 2022, the Company's internal control over financial reporting was effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements at, and for, the year ended December 31, 2022, has issued an audit report on the effectiveness of the Company's internal control over financial reporting at December 31, 2022, which report is included below in this Item 9A.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d), our management, including our CEO and CFO, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of HomeStreet, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of HomeStreet, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Federal Financial Institutions Examinations Council Instructions for Consolidated Reports of Condition and Income for Schedules RC, RI, and RI-A. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have not examined and, accordingly, we do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 3, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Seattle, Washington
March 3, 2023